Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2017 and June 30, 2016 and for the nine-month periods ended March 31, 2017 and 2016

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 84, beginning on July 1, 2016

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies.

Stock: 501,642,804 common shares

Common Stock subscribed, issued and paid up (millions of Ps.): 502

Parent Company: Inversiones Financieras del Sur S.A.

Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay

Parent Company Activity: Investment

Ownership interest: 154,462,970 shares

Voting stock: 30.94% (i)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (*)	502

(*)
Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.
(i)
The effect of treasury shares as of March 31, 2017 was not considered.

Index

Glossary of terms
Unaudited Condensed Interim Consolidated Statements of Financial Position
Unaudited Condensed Interim Consolidated Statements of Income / (Operations)
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income / (Operations)
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited Condensed Interim Consolidated Statements of Cash Flows
Notes to the Unaudited Condensed Interim Consolidated Financial Statements:
Note 1 – The Group’s business and general information
Note 2 – Summary of significant accounting policies
Note 3 – Seasonal effects on operations
Note 4 – Acquisitions and disposals
Note 5 – Financial risk management and fair value estimates
Note 6 – Segment information
Note 7 – Information about the main subsidiaries
Note 8 – Investments in joint ventures
Note 9 – Investments in associates
Note 10 – Investment properties
Note 11 – Property, plant and equipment
Note 12 – Trading properties
Note 13 – Intangible assets
Note 14 – Biological assets
Note 15 – Inventories
Note 16 – Financial instruments by category
Note 17 – Trade and other receivables
Note 18 – Cash flow information
Note 19 – Shareholder’s Equity
Note 20 – Trade and other payables
Note 21 – Provisions
Note 22 – Borrowings
Note 23 – Taxation
Note 24 – Revenues
Note 25 – Costs
Note 26 – Expenses by nature
Note 27 – Other operating results, net
Note 28 – Financial results, net
Note 29 – Related parties transactions
Note 30 – CNV General Resolution N° 622
Note 31 – Cost of sales and services provided
Note 32 – Foreign currency assets and liabilities
Note 33 – Groups of assets and liabilities held for sale
Note 34 – Result from discontinued operations
Note 35 – CNV Resolution N° 629/14 – Storage of documentation
Note 36 – Subsequent Events
Review report on the Unaudited Condensed Interim Consolidated Financial Statements

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You (Note 3.A.a)
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Comisión Nacional de Valores
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2016
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBG	IDB Group Investment Inc.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
Indarsa	Inversora Dársena Norte S.A.
IRSA	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
NFSA	Nuevas Fronteras S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2017 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	03.31.17	06.30.16
ASSETS
Non-current assets
Investment properties	10	53,983	49,766
Property, plant and equipment	11	27,394	26,392
Trading properties	12	3,548	4,472
Intangible assets	13	11,084	11,814
Biological assets	14	577	497
Investments in joint ventures and associates	8, 9	6,815	16,534
Deferred income tax assets	23	2,067	1,655
Income tax credit		204	173
Restricted assets	16	140	129
Trade and other receivables	17	4,739	3,773
Financial assets held for sale	16	5,263	3,346
Investment in financial assets	16	1,656	2,226
Derivative financial instruments	16	28	8
Employee benefits		-	4
Total non-current assets		117,498	120,789
Current assets
Trading properties	12	880	241
Biological assets	14	1,049	552
Inventories	15	3,495	3,900
Restricted assets	16	799	748
Income tax credit		225	541
Financial assets held for sale	16	1,931	1,256
Groups of assets held for sale	33	2,688	-
Trade and other receivables	17	15,044	14,158
Investment in financial assets	16	9,233	9,673
Derivative financial instruments	16	112	53
Cash and cash equivalents	16	22,667	14,096
Total current assets		58,123	45,218
TOTAL ASSETS		175,621	166,007
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		499	495
Treasury shares		3	7
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		20	16
Legal reserve		83	83
Other reserves	19	1,830	1,086
Accumulated deficit		(322)	(1,387)
Total capital and reserves attributable to equity holders of the parent		2,837	1,024
Non-controlling interest		18,436	14,214
TOTAL SHAREHOLDERS’ EQUITY		21,273	15,238

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2017 and June 30, 2016 (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	06.30.16
LIABILITIES
Non-current liabilities
Trade and other payables	20	3,127	1,528
Borrowings	22	97,389	93,808
Deferred income tax liabilities	23	7,589	7,662
Derivative financial instruments	16	95	121
Payroll and social security liabilities		53	21
Provisions	21	1,545	1,341
Employee benefits		706	689
Total non-current liabilities		110,504	105,170
Current liabilities
Trade and other payables	20	18,028	18,443
Income tax and minimum presumed income tax liabilities		647	624
Payroll and social security liabilities		1,889	1,856
Borrowings	22	20,277	23,488
Derivative financial instruments	16	48	147
Provisions	21	1,089	1,041
Group of liabilities held for sale	33	1,866	-
Total current liabilities		43,844	45,599
TOTAL LIABILITIES		154,348	150,769
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		175,621	166,007

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income / (Operations)
for the nine and three-month periods beginning on July 1, 2016 and 2015 and
January 1, 2017 and 2016 and ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.17	03.31.16	03.31.17	03.31.16
Revenues	24	57,723	20,989	19,027	17,598
Costs	25	(42,485)	(16,112)	(14,038)	(13,582)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		1,468	1,164	547	575
Changes in the net realizable value of agricultural products after harvest		(87)	131	(10)	17
Gross profit		16,619	6,172	5,526	4,608
Gain from disposal of investment properties	10	209	1,055	106	33
Gain from disposal of farmlands		93	-	21	-
General and administrative expenses	26	(3,123)	(1,000)	(1,104)	(601)
Selling expenses	26	(10,612)	(2,770)	(3,608)	(2,486)
Other operating results, net	27	(119)	108	(161)	(58)
Management fees		(115)	-	(11)	-
Profit from operations		2,952	3,565	769	1,496
Share of loss of associates and joint ventures	8, 9	(163)	(559)	(214)	(156)
Profit from operations before financing and taxation		2,789	3,006	555	1,340
Finance income	28	807	793	(5)	316
Finance cost	28	(5,921)	(5,609)	(1,080)	(2,358)
Other financial results	28	2,528	439	905	612
Financial results, net	28	(2,586)	(4,377)	(180)	(1,430)
Profit / (Loss) before income tax		203	(1,371)	375	(90)
Income tax	23	256	34	(239)	45
Profit / (Loss) for the period from continuing operations		459	(1,337)	136	(45)
Profit / (Loss) from discontinued operations after income tax	34	3,056	(168)	(441)	(168)
Profit / (Loss) for the period		3,515	(1,505)	(305)	(213)

Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent		220	(936)	115	(164)
Non-controlling interest		239	(401)	21	119

Profit / (Loss) for the period attributable to:
Equity holders of the parent	1,034	(936)	115	(164)
Non-controlling interest	2,481	(569)	(420)	(49)

Profit / (Loss) per share from continuing operations attributable to equity holder of the parent during the period:
Basic	0.44	(1.89)	1.59	(0.33)
Diluted	0.44	(i)(1.89)	1.59	(i)(0.33)

Profit / (Loss) per share attributable to equity holders of the parent during the period:
Basic	2.08	(1.89)	0.23	(0.33)
Diluted	2.07	(i)(1.89)	0.23	(i)(0.33)

(i)
Due to the loss for the period, there is no diluted effect on this result.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income / (Operations) for the nine and three-month periods beginning on July 1, 2016 and 2015 and January 1, 2017 and 2016 and ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	03.31.17	03.31.16	03.31.17	03.31.16
Profit / (Loss) for the period	3,515	(1,505)	(305)	(213)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	2,627	2,852	1,188	467
Change in the fair value of hedging instruments net of income taxes	2	23	12	23
Items that may not be reclassified subsequently to profit or loss:
Actuarial (loss) / profit from defined benefit plans	-	(11)	19	(11)
Others	(22)	4	(22)	4
Other comprehensive income for the period from continuing operations (i)….	2,607	2,868	1,197	483
Other comprehensive income for the period from discontinued operations (i)	409	-	409	-
Total other comprehensive income for the period	3,016	2,868	1,606	483
Total comprehensive income for the period	6,531	1,363	1,301	270

Attributable to:
Equity holders of the parent	1,902	(228)	555	104
Non-controlling interest	4,629	1,591	746	166

Attributable to equity holders of the parent from continuing operations	(308)	(228)	1,072	104
Attributable to equity holders of the parent from discontinued operations	2,210	-	(517)	-
Total attributable to equity holders of the parent	1,902	(228)	555	104

(i)
Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (Note 19)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2016	495	7	65	659	16	83	1,086	(1,390)	1,021	14,211	15,232
Adjustment due to change to accounting standards (ii)	-	-	-	-	-	-	-	3	3	3	6
Adjusted balances as of June 30, 2016	495	7	65	659	16	83	1,086	(1,387)	1,024	14,214	15,238
Profit for the period	-	-	-	-	-	-	-	1,034	1,034	2,481	3,515
Other comprehensive income for the period	-	-	-	-	-	-	868	-	868	2,148	3,016
Total comprehensive income for the period	-	-	-	-	-	-	868	1,034	1,902	4,629	6,531
Appropriation of retained earnings resolved by Ordinary and Extraordinary Shareholders’ Meetings held on October 31, 2016 and November 26, 2016:
- Share Distribution	4	(4)	-	-	3	-	-	(4)	(1)	-	(1)
Incorporation by business combination (Note 4)	-	-	-	-	-	-	-	-	-	45	45
Reserve for share-based payments	-	-	-	-	-	-	10	-	10	73	83
Equity incentive plan granted	-	-	-	-	1	-	(5)	4	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(98)	-	(98)	1,557	1,459
Release of reserve for future dividends	-	-	-	-	-	-	(31)	31	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(2,077)	(2,077)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	2	2
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	-	(1)	(1)
Capital reduction	-	-	-	-	-	-	-	-	-	(6)	(6)
Balances as of March 31, 2017	499	3	65	659	20	83	1,830	(322)	2,837	18,436	21,273

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2017 and June 30, 2016, respectively.
(ii)
See Note 2.2.1.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (Note 19)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2015	495	7	65	659	13	-	599	118	1,956	2,559	4,515
Adjustment due to change to accounting standards (ii)	-	-	-	-	-	-	(3)	6	3	7	10
Adjusted balances as of June 30, 2015	495	7	65	659	13	-	596	124	1,959	2,566	4,525
Loss for the period	-	-	-	-	-	-	-	(936)	(936)	(569)	(1,505)
Other comprehensive income for the period	-	-	-	-	-	-	708	-	708	2,160	2,868
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	708	(936)	(228)	1,591	1,363
Appropriation of retained earnings resolved by Ordinary and Extraordinary Shareholders’ Meetings held on October 30, 2015 and November 26, 2015:
- Legal reserve	-	-	-	-	-	83	-	(83)	-	-	-
- Reserve for future dividends	-	-	-	-	-	-	31	(31)	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	13	-	13	4	17
Equity incentive plan granted	-	-	-	-	3	-	(5)	2	-	-	-
Changes in non- controlling interest.	-	-	-	-	-	-	(243)	-	(243)	1,168	925
Tender offer to non-controlling shareholders	-	-	-	-	-	-	(121)	-	(121)	100	(21)
Capital reduction	-	-	-	-	-	-	-	-	-	(4)	(4)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	(161)	(161)
Incorporation for business combination	-	-	-	-	-	-	-	-	-	3,287	3,287
Cash dividends	-	-	-	-	-	-	-	-	-	(86)	(86)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	26	-	26	2	28
Cumulative translation adjustment of interest held before business combination	-	-	-	-	-	-	(91)	-	(91)	(52)	(143)
Balances as of March 31, 2017	495	7	65	659	16	83	914	(924)	1,315	8,415	9,730

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2016 and June 30, 2015, respectively.
(ii)
See Note 2.2.1.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	03.31.16
Operating activities:
Cash generated from continuing operating activities before income tax	18	6,601	3,347
Income tax paid		(784)	(656)
Net cash generated from continuing operating activities		5,817	2,691
Net cash generated from discontinued operating activities		234	110
Net cash generated from operating activities		6,051	2,801
Investing activities:
Payment for subsidiary acquisition, net of cash acquired		(46)	9,193
Capital contributions to joint ventures and associates		(445)	(206)
Acquisition of investment properties		(1,924)	(144)
Proceeds from sales of investment properties		242	1,150
Acquisition of property, plant and equipment		(2,691)	(820)
Proceeds from sales of property, plant and equipment		5	60
Suppliers advances		(1)	(14)
Proceeds from sales of farmlands		75	43
Acquisition of intangible assets		(333)	(119)
Acquisition of trading properties		-	(389)
Acquisition of investments in financial instruments		(3,070)	(8,345)
Proceeds from disposals of investments in financial instruments		4,823	9,182
Loans granted to associates and joint ventures		(80)	(794)
Dividends received		196	594
Proceeds from sales of associates and joint ventures		389	9
Interest received from financial assets		83	41
Loans repayment received from associates and joint ventures		-	65
Net cash (used in) / generated from continuing investing activities		(2,777)	9,506
Net cash generated from / (used in) discontinued investing activities		3,571	(26)
Net cash generated from investing activities		794	9,480
Financing activities:
Repurchase of notes		(364)	(273)
Reissuance of notes		-	7
Proceeds from issuance of non-convertible notes		12,994	7,680
Repayment of non-convertible notes		(3,511)	(1,128)
Borrowings		58,959	3,107
Repayment of borrowings		(63,276)	(5,581)
Proceeds from exercise of shares granted		-	6
Repayment of borrowings from joint ventures and associates		(9)	-
Payment of seller financing		-	(72)
Contributions from non-controlling interest		151	-
Acquisition of non-controlling interest in subsidiaries		(1,017)	(2,018)
Sale of equity interest in subsidiaries to non-controlling interest		2,651	86
Dividends paid		(822)	(208)
Acquisition of derivative financial instruments		(79)	-
Proceeds from derivative financial instruments		132	1,455
Payment of derivative financial instruments		(39)	(50)
Distribution of minority interest in subsidiaries		(72)	(4)
Payments of financial leasing		-	(3)
Interest paid		(3,999)	(2,767)
Net cash generated from continuing financing activities		1,699	237
Net cash used in discontinued financing activities		(759)	(89)
Net cash generated from financing activities		940	148
Net increase in cash and cash equivalents from continuing activities		4,739	12,434
Net Increase / (Decrease) in cash and cash equivalents from discontinued activities		3,046	(5)
Net Increase in cash and cash equivalents		7,785	12,429
Cash and cash equivalents at beginning of period	16	14,096	634
Cash and cash equivalents reclassified to held for sale		(161)	-
Foreign exchange gain on cash and cash equivalents		947	6,626
Cash and cash equivalents at end of period		22,667	19,689

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

IFISA is the parent company and is a corporation established and domiciled in Uruguay, and IFIS Limited is the ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on May 12, 2017.

As of March 31, 2017, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

(i)
Remains in current and non-current assets, as financial assets held for sale.
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in Groups of assets and liabilities held for sale.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

Within the center of operations in Israel and in relation to IDBD’s financial position, its flow of funds and its ability to meet its financial debt, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in market value of its subsidiaries, IDBD considers that it is possible to obtain financing in the market or refinance its debts. In this sense, IDBD has recently placed successful debts, as mentioned in Note 22 to these Unaudited Condensed Consolidated Financial Statements. Additionally, it has made advance payments of its financial debt and has achieved to renegotiate the related covenants.

●
As cited in Note 7 to these Unaudited Condensed Consolidated Financial Statements, DIC approved dividends in respect of which IDBD will receive nearly NIS 481 million (approximately equivalent to Ps. 2,020).

●
In February 2017, Standard & Poor’s Maalot upgraded the rating of IDBD debenturs, from CCC to BB.

●
As mentioned in Note 16 to these Unaudited Condensed Consolidated Financial Statements, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

Given the reasons above described, IDBD considers that it has enough resources to continue operating for at least 12 months after the date of these Condensed Consolidated Financial Statements.

Importantly, in the calendar years 2017-2018, IDBD expects to receive, inter alia, cash from the sale of its direct holdings in investments and, therefore, to comply with all its obligations by the end of 2018. Notably, the performance of a part of IDBD’s plans regarding the sale of its assets is contingent upon factors beyond its control; however, IDBD estimates that it will be able to carry out these and other plans successfully.

Based on the reasons described above, IDBD’s management estimates that there are currently no significant uncertainties regarding its ability to operate as a going concern, like in previous periods, given its current financial position and its ability to pay its financial commitments in time and in due form and its capacity to carry out its business plan.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

However, IDBD expects to pay liabilities for NIS 1,551 million (approximately equivalent to Ps. 6,514 as of the closing date of these financial statements) in November 2019, that payment will be affected by factors that are out of control of IDBD, such as, its ability to carry out its plans to sell its equity interest in Clal considering the scheme determined by the Capital Market, Insurance and Saving Commission of Israel (“the Commissioner”), the requirements of the Act to Promote Competition and Reduce Concentration (“Concentration Act”) and its ability to deal with the implications of the Concentration Act and to abide by the restrictions specified therein concerning the control of companies by means of a pyramidal structure (Note 16), among others. IDBD expects that the consideration from the sale of Clal pursuant to the Commissioner’s scheme, namely the sale of 5% tranches payable every four months, to the extent it is implemented – to be low and even significantly low with respect to a sale of its controlling interest in Clal. Even if Clal’s shares were sold in accordance to the scheme established by the Commissioner, IDBD’s management considers that it would as well have additional sources of cash flows available to obtain funds to pay its commitments in November 2019; including, but not limited to: the extension of Series L debentures, the receipt of additional dividends and the realization or collection of additional holdings in DIC. IDBD’s management considers that it will be able to pay timely its commitments and continue with its operations.

It should be noted that the financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of Cresud and subsidiaries at the operations center in Argentina.

In addition, the commitments and other covenants resulting from the loan granted to IDBD do not have impact on Cresud and IRSA since such indebtedness has no recourses against Cresud or IRSA and it is not secured by Cresud or IRSA's assets.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Unaudited Financial Statements

The present Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2016, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements according to IFRS.

These Financial Statements corresponding to the nine-month periods ended as of March 31, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended March 31, 2017 and 2016 do not necessarily reflect the proportion of the Group’s full year results.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Company is not able to include IDBD’s quarterly results in its financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Company consolidates IDBD’s results of operations with a three-month lag, adjusted by the effects of material transactions that may have taken place during the reported period.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of these Unaudited Condensed Interim Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable.  In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

As of March 31, 2017, it is not possible to compute the accumulated inflation rate for the three-year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index (IPIM, as per its Spanish acronym), and started to compute it again as from January 2016.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these Unaudited Financial Statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting business in the operations center Argentina, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in these financial statements.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2016, except for what is mentioned in Note 2.2.1.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
The Group’s business and general information (Continued)

2.2.1
Adjustment due to change to accounting standards

During the reported period, the Group has adopted the changes to IAS 16 “Property Plant and Equipment” and to IAS 41 “Agriculture” in relation to production plants. These amendments imply changes in accounting policies and have the following impact on the financial situation and results of operations of the Group, already recognized in the financial statements.

On June, 2014 the International Accounting Standards Board issued the amendments to IAS 16 “Property, plant and equipment” and to IAS 41 “Agriculture” whereby it distinguished between bearer plants and other biological assets. Production plants are solely used for product development and its operation is similar to that of manufacturing machinery. As a result, amendments require bearer plants to be accounted for as property, plant and equipment and covered by IAS 16, rather than IAS 41. However, the produce growing on bearer plants will continued to be governed by IAS 41 and will continue to be valued at fair value minus selling costs.

Group's sugarcane fields are recognized as bearer plants under the new definition included in IAS 41. Under IAS 8, modifications are to be applied retrospectively; therefore, the sugarcane field will be reclassified under "Property, plant and equipment" and valued at depreciated cost as from July 1, 2016, with comparative balances being revised retrospectively. Sugarcane fields are depreciated over its useful life under the balance declining method based on the expected yield.

Amounts as of June 30, 2016 and March 31, 2016, which are disclosed for comparative purposes have been modified in order to present the mentioned adjustments. The following tables present the impact on the financial situation and results of operations of the Group.

Statement of Income (summary)	March 31, 2016 (Published)	Increase / (Decrease)	March 31, 2016 (Adjusted)
Costs	(116,109)	(3)	(116,112)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,172	(8)	1,164
Income tax	30	4	34
Loss for the period	(1,498)	(7)	(1,505)
Attributable to:
Equity holders of the parent	(936)	-	(936)
Non-controlling interest	(562)	(7)	(569)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

Statement of comprehensive income / (operations)	March 31, 2016 (Published)	Increase / (Decrease)	March 31, 2016 (Adjusted)
Loss for the period	(1,498)	(7)	(1,505)
Other comprehensive income for the period	2,862	6	2,868
Total comprehensive income (loss) for the period	1,364	(1)	1,363
Attributable to:
Equity holders of the parent	(228)	-	(228)
Non-controlling interest	1,592	(1)	1,591

Statements of financial position (summary)	June 30, 2016 (Published)	Increase / (Decrease)	June 30, 2016 (Adjusted)
Biological assets	1,132	(83)	1,049
Property, plant and equipment	26,300	92	26,392
Deferred income tax assets	1,658	(3)	1,655
Total Assets	166,001	6	166,007
Retained earnings	(1,390)	3	(1,387)
Cumulative translation adjustment	808	-	808
Non-controlling interest	14,211	3	14,214
Total Shareholders’ Equity	15,232	6	15,238

2.3
Use of estimates

The preparation of financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the financial statements for the year ended as of June 30, 2016, as described in Note 5 to those financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

2.4
Comparability of information

Amounts as of June 30, 2016 and March 31, 2016 which are disclosed for comparative purposes have been taken from financial statements then ended, except for changes described in Note 2.2.1. Certain figures related to income from discontinued operations have been reclassified to render them comparable with figures of the current period.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from takeover was secured, that is from October 11, 2015 and the prior periods are not modified by this situation. Additionally, given the time difference in obtaining the results of IDBD mentioned in Note 2.1, the profit / (loss) for the nine-month period ended March 31, 2016 includes the profit / (loss) of that subsidiary for the period from October 11, 2015 to December 31, 2015, adjusted for significant transactions that took place between January 1, 2016 and March 31, 2016; therefore, the consolidated financial information as of March 31, 2016 is not comparable. Hence, the profit / (loss) for the interim period ended March 31, 2016 is not comparable with that of the current period.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations (Continued)

Urban Properties and Investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom and IDBD Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Below are detailed the significant acquisitions and disposals for the nine-month period ended March 31, 2017 are detailed below. The significant acquisitions and disposals for the fiscal year ended June 30, 2016, are detailed in Note 3 to the Annual Financial Statements.

A.
Acquisition of equity interest in EHSA

On July 2016, the Group through IRSA Propiedades Comerciales acquired 20% of EHSA shares, a company of which it already owned 50%, and 1.25% of Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53. As a result of this, the Group holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

Furthermore, OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

The Group is analyzing the allocation of the price paid across various net assets acquired; therefore, the information presented below is preliminary and subject to changes. The following chart shows the consideration paid, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date:

Jul-16
Fair value of identifiable assets and assumed liabilities:
Investments in joint ventures	123
Current trade and other receivables	88
Borrowings	(45)
Deferred income tax	(7)
Income tax and minimum presumed income tax liabilities	(1)
Trade and other payables	(13)
Provisions	(2)
Cash acquired	7
Total net identifiable assets	150
Non-controlling interest	(45)
Goodwill	23
Total	128

Fair value of interest held before business combination	(75)
Total consideration	53

B.
Share-holding increase in Shufersal

On September 12, 2016, the Group through DIC, acquired 9,097,127 of Shufersal’s shares, so that the company’s equity interest in Shufersal’s share capital increased from approximately 53.89% to around 58.17%. In addition, on December 12, 2016 DIC repurchased 5.3 million shares of Shufersal for an amount of NIS 75 million (equal to Ps. 297 as of that date), thus increasing its equity interest to approximately 60.67%. Later, in March 2017, DIC sold 1.38% of its equity interest in Shufersal for an amount of NIS 50 million (approximately equivalent to Ps. 210 as of that date), as a consequence, its equity interest represents approximately 59.29% (Note 31).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

C.
Share-holding increase in DIC

On September 23, 2016 Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 million (equivalent to Ps. 401 as of that date), which represent 8.8% of the Company’s outstanding shares at such date. That transaction did not generate actual cash movements in the financial statements.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 million (approximately equivalent to Ps. 882 as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date. As a consequence, the Group held 79.47% of DIC as of March 31, 2017. As of the date of these financial statements, third parties unrelated to the group exercised warrants after March 31, 2017, as a result of which the interest in DIC equals 77.32%.

D.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total amount of NIS 217 million (approximately equivalent to Ps. 810); as a result, DIC’s interest in PBC has declined to around 64.4%.

E.
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 million (equivalent to Ps. 1,616 as of that date). As a result of this transaction, the equity interest of the Company has decreased from 69.06% to 55.06%.

F.
Sale of Adama

On July 17, 2016 DIC has informed the market that it had accepted the tender offer by ChemChina to acquire 40% of Adama’s shares currently held by Koor, indirectly controlled by IDBD through DIC. In August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$ 230 million plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. Completion of the sale transaction was subject to several previous conditions, the most important of which referred to obtaining the regulatory authorizations in China, the approval of the antitrust authorities and the Chinese bank that granted the non-recourse loan as part of the loan assignment agreement. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230 million. The interest of the Company in the results of Adama and the finance costs related to the hybrid financial instrument are classified as discontinued operations in the Group’s Consolidated Statements of Income / (Operations) as from July 17, 2016 on a retroactive basis (Notes 33 and 34).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

G.
Negotiations between Israir and Sun D’or

On March 31, 2017 IDB Tourism was at an advanced stage of negotiations with Sun D’or International Airlines Ltd. (“Sun D’or”), a subsidiary of El Al Israel Airlines Ltd. (“EI AI”), which consists of:

●
Israir would sell the aircraft it owns through a sale and lease back agreement for an estimated value of US$ 70 million.
●
Following the sale of aircraft units, IDB Tourism would receive US$ 45 million plus 25% of Sun D’Or’s shares, with El Al retaining a 75% equity interest in such company.
●
The parties would enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun D’Or’s shares in accordance with a price and terms that will be established in due course.

As a consequence of this process, the Group’s financial statements as of March 31, 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (approximately equivalent to Ps. 231 as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value.

It should be noted that as of the filing date of these financial statements the parties have not signed a memorandum of understanding and/or binding agreement regarding the transaction scheme and/or the transaction terms; and that should the transaction take place, it will be subject to the legally required approvals, including the approval from the Antitrust Commissioner. Insofar as an agreement be signed, the transaction is expected to be finalized by the end of 2017.

H.
Comparaencasa LTD

In January 2017, the Group acquired, through Tyrus, 69,750 shares which represent a 12.5% equity interest in Comparaencasa Ltd., a company registered in the United Kingdom engaged in the search, comparison and selection of products and/or services offered on the Internet, mainly car insurance and related products, for the Argentine Republic. The transaction price was US$ 1 million, which has already been fully paid. Additionally, Tyrus received warrants for the suscription of shares in future capital increases for up to US$ 1.5 million or 15% of its share capital, with a 35% discount, with a maturity of 5 years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

I.
Condor

During January, Condor issued 150,540 new warrants in favor of RES with the right to one share each, at an exercise price of US$ 0.001 per share, maturing in January 2019. The new warrants replace the previous 3,750,000 warrants, which granted a right to one share each, at an exercise price of US$ 1.92, maturing on January 31, 2017. It should be noted that the new warrants cannot be exercised should the interest in Condor exceed 49,5% as a result of the exercise.

Additionally, the Group exercised the conversion right of 3,245,156 series D preferred shares (with a par value of US$ 10 each) held by RES, converting them into 20,282,225 common shares of Condor (with a par value of US$ 0.01 each), i.e., at the conversion price established of US$ 1.60 per share, which represents a total value of US$ 32.4 million. Besides, it received 487,738 series E preferred shares that can be converted into common shares at US$ 2.13 each as from February 28, 2019, and pay dividends on a quarterly basis at an annual rate of 6.25%. The Group is working on allocating the consideration received among Condor’s several identifiable net assets.

Meanwhile, during February, Condor’s Board of Directors approved a reverse stock split, consisting of 1 (one) common share for every 6.5 shares issued and outstanding, which was carried out after the market closing on March 15, 2017. The par value of the shares remained at US$ 0.01 each, while the conversion price of series E preferred shares became US$ 13.845 and the exercise price of the warrants became US$ 0.0065.

Subsequently, during March, Condor made a public offering of its shares, which resulted in the issuance of 4,772,500 new shares (including 622,500 additional shares for the exercise of one call option granted to the subscribers), at a price of US$ 10.50 each. The Group did not take part in it.

As a consequence of the events described above, as of March 31, 2017, the Group held 3,314,453 common shares of Condor representing roughly 28.7% of the Company’s share capital and voting rights. It also held 487,738 series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at US$ 10.4 per share).

J.
Acquisition of farmland by our subsidiary Brasilagro

In February 2007, Brasilagro entered into a sale and lease agreement for a farmland property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão. The sale agreement consists in the acquisition of 17,566 hectares, of which 10,000 are developed and productive lands that will be devoted to farming. The remaining 7,566 hectares consist of permanent conservation and legal reservation areas. The purchase price is Rs. 100.0 million (Rs. 10,000 per productive hectare), which will be paid in full upon fulfillment of certain prior conditions by sellers. The lease consists of 15,000 hectares of cultivable and developed land, already planted mostly with sugar cane. The agreement is valid for 15 years and renewable for another 15-years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Group's activities expose it to a variety of financial risk: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

Given the diversity of characteristics in the activities conducted under its operations center, the Group has decentralized the risk management policies geographically based on its two operations center in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

These financial statements do not include all the information and disclosures of the risk management, so they should be read together with Note 4 to the Financial Statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

5.2.
Fair value estimates

Since June 30, 2016, as of the date of these Unaudited Condensed Interim Consolidated Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets and liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, since the Group obtained control over IDBD, the financial and net worth performance is reported separately in two centers of operations. Within the Operations center in Argentina, there have been no changes in the business segments or in the financial reporting criteria thereof. As part of the Operations Center in Israel – as stated in Notes 33 and 34 to these financial statements, Adama, Israir and Open Sky are presented within discontinued operations. Therefore, reclassifications have been made to the reportable segments. The Group has ceased to present the following segments as reportable: (i) Agrochemicals (Adama) and (ii) Tourism, previously included within other reportable segments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2017:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	2,666	3,111	51,030	54,141	56,807
Costs	(3,679)	(709)	(37,117)	(37,826)	(41,505)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,476	-	-	-	1,476
Changes in the net realizable value of agricultural products after harvest	(87)	-	-	-	(87)
Gross profit	376	2,402	13,913	16,315	16,691
Gain from disposal of investment properties	-	118	91	209	209
Gain from disposal of farmlands	93	-	-	-	93
General and administrative expenses	(287)	(502)	(2,346)	(2,848)	(3,135)
Selling expenses	(365)	(259)	(9,993)	(10,252)	(10,617)
Management fees	-	(52)	(63)	(115)	(115)
Other operating results, net	100	(30)	(183)	(213)	(113)
(Loss) / Profit from operations	(83)	1,677	1,419	3,096	3,013
Share of (loss) / profit of associates and joint ventures	(2)	5	(155)	(150)	(152)
Segment (loss) / profit	(85)	1,682	1,264	2,946	2,861

Reportable assets	6,507	5,739	149,741	155,480	161,987
Reportable liabilities	-	-	(131,403)	(131,403)	(131,403)
Net reportable assets	6,507	5,739	18,338	24,077	30,584

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2016:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,934	2,381	15,918	18,299	20,233
Costs	(2,539)	(592)	(12,214)	(12,806)	(15,345)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,173	-	-	-	1,173
Changes in the net realizable value of agricultural products after harvest	131	-	-	-	131
Gross profit	699	1,789	3,704	5,493	6,192
Gain from disposal of investment properties	-	1,055	-	1,055	1,055
General and administrative expenses	(197)	(392)	(420)	(812)	(1,009)
Selling expenses	(235)	(188)	(2,352)	(2,540)	(2,775)
Other operating results, net	20	110	(15)	95	115
Profit from operations	287	2,374	917	3,291	3,578
Share of profit / (loss) of associates and joint ventures	15	(606)	37	(569)	(554)
Segment profit	302	1,768	954	2,722	3,024

Reportable assets	4,637	4,866	123,362	128,228	132,865
Reportable liabilities	-	-	(131,916)	(131,916)	(131,916)
Net reportable assets	4,637	4,866	(8,554)	(3,688)	949

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	March 31, 2017
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	1,366	-	1,300	2,666
Costs	(2,513)	(7)	(1,159)	(3,679)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,476	-	-	1,476
Changes in the net realizable value of agricultural products after harvest	(87)	-	-	(87)
Gross profit / (loss)	242	(7)	141	376
Gain from disposal of farmlands	-	93	-	93
General and administrative expenses	(229)	(1)	(57)	(287)
Selling expenses	(263)	-	(102)	(365)
Other operating results, net	97	-	3	100
(Loss) / Profit from operations	(153)	85	(15)	(83)
Share of profit / (loss) of associates	11	-	(13)	(2)
Segment (loss) / profit	(142)	85	(28)	(85)

Investment properties	-	-	69	69
Property, plant and equipment	4,245	14	117	4,376
Goodwill	15	-	-	15
Biological assets	1,626	-	-	1,626
Inventories	199	-	183	382
Investments in associates	43	-	(4)	39
Total operating assets	6,128	14	365	6,507

	March 31, 2016
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	1,069	-	865	1,934
Costs	(1,781)	(7)	(751)	(2,539)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,173	-	-	1,173
Changes in the net realizable value of agricultural products after harvest	131	-	-	131
Gross profit / (loss)	592	(7)	114	699
General and administrative expenses	(164)	(1)	(32)	(197)
Selling expenses	(170)	-	(65)	(235)
Other operating results, net	17	-	3	20
Profit / (Loss) from Operations	275	(8)	20	287
Share of profit / (loss) of associates	17	-	(2)	15
Segment profit / (loss)	292	(8)	18	302

Investment properties	-	-	56	56
Property, plant and equipment	2,861	13	39	2,913
Goodwill	10	-	1	11
Biological assets	1,263	-	2	1,265
Inventories	226	-	121	347
Investments in associates	45	-	-	45
Total operating assets	4,405	13	219	4,637

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(II)
Urban properties line of business and investments

The following tables present the reportable segments from the Operations Center in Argentina:

	March 31, 2017
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	2,214	325	4	568	-	-	3,111
Costs	(288)	(41)	(22)	(358)	-	-	(709)
Gross Profit / (Loss)	1,926	284	(18)	210	-	-	2,402
Gain from disposal of investment properties	-	-	118	-	-	-	118
General and administrative expenses	(176)	(50)	(120)	(100)	(56)	-	(502)
Selling expenses	(133)	(30)	(23)	(70)	-	(3)	(259)
Management fees	(45)	(6)	-	(1)	-	-	(52)
Other operating results, net	(36)	18	-	-	(10)	(2)	(30)
Profit / (Loss) from operations	1,536	216	(43)	39	(66)	(5)	1,677
Share of Profit / (Loss) of associates and joint ventures	-	7	5	-	(76)	69	5
Segment Profit / (Loss)	1,536	223	(38)	39	(142)	64	1,682

Investment properties	2,262	1,004	104	-	-	6	3,376
Property, plant and equipment	48	28	3	164	2	-	245
Trading properties	1	-	290	-	-	-	291
Goodwill	8	31	5	-	-	-	44
Rights to receive future units under barter agreements	9	-	31	-	-	-	40
Inventories	25	-	1	9	-	-	35
Investment in associates and joint ventures	-	122	106	-	(441)	1,921	1,708
Total operating assets	2,353	1,185	540	173	(439)	1,927	5,739

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	March 31, 2016
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,734	235	5	406	-	1	2,381
Costs	(277)	(36)	(15)	(263)	-	(1)	(592)
Gross Profit / (Loss)	1,457	199	(10)	143	-	-	1,789
Gain from disposal of investment properties	-	-	1,055	-	-	-	1,055
General and administrative expenses	(122)	(38)	(92)	(75)	(65)	-	(392)
Selling expenses	(96)	(27)	(15)	(49)	-	(1)	(188)
Other operating results, net	(24)	(3)	(8)	(1)	143	3	110
Profit from operations	1,215	131	930	18	78	2	2,374
Share of Profit / (Loss) of associates and joint ventures	-	10	6	-	(795)	173	(606)
Segment Profit / (Loss)	1,215	141	936	18	(717)	175	1,768

Investment properties	2,359	888	171	-	-	6	3,424
Property, plant and equipment	45	22	1	168	2	-	238
Trading properties	1	-	188	-	-	-	189
Goodwill	14	6	4	-	-	-	24
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Interests in associates and joint ventures	-	26	62	-	(809)	1,594	873
Total operating assets	2,438	942	517	176	(807)	1,600	4,866

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following table presents the reportable segments of the Operations Center in Israel:

	March 31, 2017
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	4,027	35,101	11,902	-	-	51,030
Costs	(2,734)	(26,085)	(8,298)	-	-	(37,117)
Gross profit	1,293	9,016	3,604	-	-	13,913
Gain from disposal of investment properties	-	-	-	-	91	91
General and administrative expenses	(214)	(478)	(1,194)	-	(460)	(2,346)
Selling expenses	(72)	(7,339)	(2,582)	-	-	(9,993)
Management fees	(30)	(33)	-	-	-	(63)
Other operating results, net	76	(35)	(36)	-	(188)	(183)
Profit / (Loss) from operations	1,053	1,131	(208)	-	(557)	1,419
Share of (Loss) / Profit of associates and joint ventures	(139)	8	-	-	(24)	(155)
Segment profit / (loss)	914	1,139	(208)	-	(581)	1,264

Operating assets	66,018	31,337	30,000	7,194	15,192	149,741
Operating liabilities	(52,889)	(24,510)	(24,009)	-	(29,995)	(131,403)
	13,129	6,827	5,991	7,194	(14,803)	18,338

	March 31, 2016
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	955	10,797	4,128	-	38	15,918
Costs	(575)	(8,008)	(3,620)	-	(11)	(12,214)
Gross profit	380	2,789	508	-	27	3,704
Gain from disposal of investment properties				-		-
General and administrative expenses	(67)	(119)	(230)	-	(4)	(420)
Selling expenses	(15)	(1,699)	(597)	-	(41)	(2,352)
Other operating results, net	-	-	(4)	-	(11)	(15)
Profit / (Loss) from operations	298	971	(323)	-	(29)	917
Share of (loss) / profit of associates and joint ventures	(85)	70	-	-	52	37
Segment profit / (loss)	213	1,041	(323)	-	23	954

Operating assets	59,231	28,361	24,824	5,146	5,800	123,362
Operating liabilities	(49,408)	(24,021)	(20,894)	-	(37,593)	(131,916)
	9,823	4,340	3,930	5,146	(31,793)	(8,554)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	March 31, 2017
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of inter-segment transactions	Discontinued operations	Total statement of income / (operations)
Revenues	56,807	(55)	1,090	(119)	-	57,723
Costs	(41,505)	55	(1,148)	113	-	(42,485)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,476	(8)	-	-	-	1,468
Changes in the net realizable value of agricultural products after harvest	(87)	-	-	-	-	(87)
Gross Profit / (Loss)	16,691	(8)	(58)	(6)	-	16,619
Gain from disposal of investment properties	209	-	-	-	-	209
Gain from disposal of farmlands	93	-	-	-	-	93
General and administrative expenses	(3,135)	6	-	6	-	(3,123)
Selling expenses	(10,617)	4	-	1	-	(10,612)
Management fees	(115)	-	-	-	-	(115)
Other operating results, net	(113)	(6)	-	-	-	(119)
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	3,013	(4)	(58)	1	-	2,952
Share of loss of associates and joint ventures	(152)	(11)	-	-	-	(163)
Profit / (Loss) from operations before financing and taxation	2,861	(15)	(58)	1	-	2,789

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	March 31, 2016
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of inter-segment transactions	Total statements of income / (operations)
Revenues	20,233	(33)	888	(99)	20,989
Costs	(15,345)	49	(901)	85	(16,112)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,173	(23)	-	14	1,164
Changes in the net realizable value of agricultural products after harvest	131	-	-	-	131
Gross Profit / (Loss)	6,192	(7)	(13)	-	6,172
Gain from disposal of investment properties	1,055	-	-	-	1,055
General and administrative expenses	(1,009)	3	-	6	(1,000)
Selling expenses	(2,775)	4	-	1	(2,770)
Other operating results, net	115	(2)	-	(5)	108
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	3,578	(2)	(13)	2	3,565
Share of loss of associates and joint ventures	(554)	(5)	-	-	(559)
Profit / (Loss) from operations before financing and taxation	3,024	(7)	(13)	2	3,006

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between total assets and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	March 31, 2017					March 31, 2016
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Total Assets per segment	6,507	5,739	149,741	155,480	161,987	4,637	4,866	123,362	128,228	132,865
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(729)	(147)	-	(147)	(876)	(616)	(119)	-	(119)	(735)
Plus:
Investments in joint ventures (**)	300	178	-	178	478	262	195	-	195	457
Discontinued operations	-	-	2,688	2,688	2,688	-	-	12,586	12,586	12,586
Other non-reportable assets (***)	3,311	8,033	-	8,033	11,344	3,399	15,631	-	15,631	19,030
Total Consolidated Assets as per Statement of Financial Position	9,389	13,803	152,429	166,232	175,621	7,682	20,573	135,948	156,521	164,203

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	March 31, 2017					March 31, 2016
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Investment properties	1	150	-	150	151	2	118	-	118	120
Property, plant and equipment	726	(9)	-	(9)	717	576	(7)	-	(7)	569
Trading properties	-	4	-	4	4	-	1	-	1	1
Goodwill	-	2	-	2	2	-	6	-	6	6
Biological assets	-	-	-	-	-	31	-	-	-	31
Inventories	2	-	-	-	2	7	1	-	1	8
Total proportionate share in assets per segment of joint ventures	729	147	-	147	876	616	119	-	119	735

(**)
Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.
(***)
Includes deferred income tax asset, income tax and minimum presumed income tax receivables, trade and other receivables, investments in financial assets, cash and cash equivalents, and intangible assets except for right to receive future units under barter agreements, net of investment in associates with negative equity which are included in provisions in the amount of Ps. 999 and Ps. 817, as of March 31, 2017 and 2016, respectively.

	March 31, 2017					March 31, 2016
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Total Liabilities per segment	-	-	131,403	131,403	131,403	-	-	131,916	131,916	131,916
Plus:
Discontinued operations	-	-	1,866	1,866	1,866			1,824	1,824	1,824
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	6,667	14,411		14,411	21,078	5,442	15,289	-	15,289	20,731
Total Consolidated Liabilities as per Statement of Financial Position	6,667	14,411	133,269	147,680	154,347	5,442	15,289	133,740	149,029	154,471

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

	As of March 31, 2017							Period ended March 31, 2017
	Direct interest of parent company %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net Income / (loss)	Total comprehensive income / (loss)	Total comprehensive income (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financing activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	50.32%	1,627	1,082	128	12	2,569	1,932	-	(390)	(333)	(72)	(172)	194	(200)	(178)	(106)
PBC (1)	64.44%	9,955	53,885	7,366	43,905	12,569	9,637	4,027	121	260	620	1,907	(1,511)	1,257	1,653	(202)
Cellcom (1)	42.26%	12,383	15,748	7,994	15,381	4,756	3,398	11,902	(178)	(178)	(148)	2,109	(1,086)	1,138	2,161	-
Shufersal (1)	58.17%	9,687	20,051	11,520	12,123	6,095	3,601	35,101	652	645	424	2,064	(1,577)	(996)	(509)	-
Brasilagro (1)	42.86%	829	3,584	639	358	3,416	1,833	315	31	1,027	587	(43)	(73)	(66)	(182)	-
IRSA (1)	63.77%	59,775	109,080	39,728	109,933	19,194	1,317	55,201	3,816	5,720	3,072	-	-	-	-	-

	As of June 30, 2016							Period ended March 31, 2016
	Direct interest of parent company %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net Income / (loss)	Total comprehensive Income / (loss)	Total comprehensive Income (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financing activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	50.32%	2,145	922	82	31	2,954	2,522	89	(37)	(56)	(28)	(96)	4	7	(85)	-
PBC (1)	76.45%	10,435	47,546	9,925	37,567	10,489	8,419	1,150	267	219	152	657	26	(768)	(85)	-
Cellcom (1)	41.77%	9,368	16,113	7,629	13,210	4,642	3,795	3,913	145	141	96	783	30	(26)	787	-
Shufersal (1)	52.95%	9,929	18,764	13,202	10,411	5,080	3,596	10,890	312	312	193	41	(1,265)	(364)	(1,588)	(4)
Brasilagro (1)	48.18%	898	2,260	415	205	2,538	1,380	259	35	907	534	(176)	524	(341)	7	-
IRSA (1)	63.77%	42,763	116,237	43,600	101,899	13,501	403	19,163	(1,039)	776	1,248	2,764	9,035	583	12,382	(28)

(1)
Corresponds to the Group's direct interest.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

Restrictions, commitments and other relevant issues

Cellcom

As mentioned in Note 7 to the Annual Financial Statements, Cellcom was in dispute with Golan. In January, Cellcom withdrew the complaint against Golan thereby allowing the latter to be acquired by Electra. Additionally, Electra signed an agreement with Cellcom regarding the use of its network and hosting services. On the other hand, Cellcom agreed to provide Golan - on the effective day the agreement for the purchase of Golan by Electra - with a loan for NIS 130 million (approximately equivalent to Ps. 546) for a term of 10 years (which was delivered to a trustee), which shall be repaid in 6 semi-annual installments starting on the eight anniversary of the execution of the agreement. The loan will be backed by several assets of Golan. It is worth mentioning that the agreement regarding the use of the network and hosting services was approved by the ministry of telecommunications. The purchase of Golan by Electra was approved in April.

Analysis of the impact of the Concentration Law

As mentioned in Note 7 to the Annual Financial Statements as of June 30, 2016, IDBD is analyzing the implications of the Concentration Law. As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, IDBD continues on this analysis process.

PBC and consulting agreement with Rock Real

In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired real property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the Audit Committee within such three-year term, so in January 2017, PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt that currently amounts to NIS 126 million (or Ps. 531).

Dolphin arbitration process

As mentioned in note 3.A to the Annual Financial Statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. In the arbitration process the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. As of the date of these financial statements, there are no other news in relation to the case and the proceeding is pending of resolution.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

Reporting dividends by DIC

On March 22, 2017, DIC’s Board of Directors approved a distribution of dividends for NIS 4.5 per share, in two tranches, as follows: (i) NIS 3.3 per share (equivalent to Ps. 13.86 per share) payable on April 20, 2017, and (ii) NIS 1.2 per share (equivalent to Ps. 5.04 per share) payable on September 19, 2017, subject to a solvency test to be performed at the time of payment.

Contingent payment (Clal)

As stated in note 3.A.b) to the Annual Consolidated Financial Statements, Dolphin repurchased all the outstanding shares and warrants of IDBD held by non-controlling shareholders and moved on to delist the Company. In consideration for it, Dolphin paid a part in cash, took part in an issuance of IDBD’s debentures, which were delivered to the shareholders, and undertook to make a contingent payment related to the future sale of Clal. It is worth noting that, the obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal. Dolphin assured the fulfillment of this commitment by restricting the shares of IDBD in its possession to 28% of said Company’s share capital.

8.
Investments in joint ventures

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	2,186	378
Decrease for the control obtainment	(31)	-
Capital contribution	109	77
Balance incorporated by business combination (Note 4)	123	960
Share of (loss) / profit	(44)	143
Currency translation adjustment	191	645
Cash dividends (i)	(42)	(17)
End of the period / year	2,492	2,186

(i)
During the period ended March 31, 2017, Ps. 27 correspond to Manaman, Ps. 9 to La Rural S.A. and Ps. 7 to Cyrsa S.A.. During the fiscal year ended June 30, 2016, Ps. 7 correspond to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures (Continued)

The table below lists the Group's investments and the value of interests in joint ventures for the nine-month period ended March 31, 2017 and for the fiscal year ended June 30, 2016, respectively.

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income		% of ownership interest held		Last financial statement issued
				As of March 31, 2017	As of June 30, 2016	As of March 31, 2017	As of March 31, 2016	As of March 31, 2017	As of June 30, 2016	Share Capital (nominal value)	Income (loss) for the period	Shareholders' equity
Quality	Argentina	Real Estate	78,814,342	67	69	(3)	(6)	50%	50%	158	(6)	132
Cyrsa	Argentina	Real Estate	8,748,270	12	18	2	6	50%	50%	17	3	24
La Rural	Argentina	Organization of events	714,498	122	-	7	10	50%	N/A	1	12	(14)
Puerto Retiro (1)	Argentina	Real Estate	23,067,250	62	59	(2)	(1)	50%	50%	46	(3)	37
Cresca S.A. (2)	Paraguay	Agricultural	138,154	300	230	69	83	50%	50%	144	-	-
Mehadrin	Israel	Agricultural	1,509,889	951	985	(34)	297	45.41%	45.41%	(*) 3	(*) 70	(*) 499
Others joint ventures (3)				978	825	108	249	N/A	N/A	N/A	N/A	N/A
				2,492	2,186	147	638

(1)
Puerto Retiro owns a land reserve. As mentioned in Note 7 to the Annual Financial Statements as of June 30, 2016, Puerto Retiro has been notified that a petition for bankruptcy has been filed against it. On September 26, 2016, Puerto Retiro S.A. was notified of the ruling whereby the motion for cassation appeal filed was granted. The record of proceedings in appeal was compiled and remanded to the Federal Criminal Court of Appeals, which assigned the treatment of the appeal to the Division IV of such Court on September 30, 2016. On December 16, 2016, the cassation appeal was dismissed. The civil case continued its formal procedure and evidence for it is being currently produced. As to the criminal case, the hearing for oral and public debate has begun, as a result of which – albeit us not being parties to it – evidence is being produced with relation to the persons criminally accused. By virtue of the foregoing, it could be argued that there is a probability of succeeding in the matter exposed, albeit taking always into account that it is a complex issue exposed to more than one doctrinaire and case-law interpretation.
(2)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agriculture operations in Paraguay.
(3)
Represent other joint ventures that are individually non-significant.
(*) Amounts presented in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates

Changes in the Group’s investments in associates for the nine-month period ended as of March 31, 2017 and for the year ended as of June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	13,507	2,653
Share-holding increase in associates	962	157
Unrealized loss from investments at fair value	-	(564)
Decrease for the control obtainment	-	(1,047)
Associate incorporated by business combination	-	8,308
Issuance of capital and contributions	91	180
Share of profit	75	310
Currency translation adjustment	287	4,193
Cash dividends (ii)	(169)	(518)
Sale of associates	7	(4)
Hedging instruments	56	(93)
Defined benefit plans	(7)	(10)
Reclassification to held for sale (Note 4)	(11,485)	-
Impairment	-	(58)
End of the period / year (i)	3,324	13,507

(i)
Includes a balance of Ps. (999) and Ps. (841) reflecting interests in associates with negative equity as of March 31, 2017 and June 30, 2016, respectively, which are reclassified to “Provisions” (Note 21).
(ii)
During the period ended March 31, 2017, Ps. 104 corresponds to Emco, Ps. 28 to Aviareps AG, Ps. 11 to Condor, Ps. 4 to Millenium and Ps. 21 to Agro-Uranga S.A. During the fiscal year ended June 30, 2016, Ps. 10 correspond to Millenium, Ps. 495 to Adama and Ps. 10 to Emco.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates (Continued)

The table below lists the Group’s investments, values of interests as well as the Group’s interest in comprehensive income of associates for the nine-month period ended March 31, 2017 and for the fiscal year ended June 30, 2016, respectively; as otherwise indicated below:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income		% of ownership interest held		Last financial statement issued
				As of March 31, 2017	As of June 30, 2016	As of March 31, 2017	As of March 31, 2016	As of March 31, 2017	As of June 30, 2016	Share Capital (nominal value)	Income / (loss) for the period	Shareholders' equity
Tarshop	Argentina	Consumer financing	48,759,288	79	72	7	(28)	20%	20%	244	96	474
New Lipstick	United States	Real Estate	N/A	(999)	(793)	(206)	(388)	49.73%	49.73%	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financing	448,689,072	1,658	1,609	48	196	29.91%	29.91%	(***) 1,500	(***) 253	(***) 6,309
BACS (1)	Argentina	Financing	7,812,500	174	21	15	4	37.72%	6.40%	(***) 88	(***) 8	(***) 434
IDBD	Israel	Investment	N/A	-	-	-	(482)	N/A	49.00%	N/A	N/A	N/A
Condor	United States	Hotel	3,314,453	551	(45)	108	(79)	28.72%	25.53%	(*) 23	(*) 12	(*) 68
Adama	Israel	Agrochemical	-	-	10,847		3,633	N/A	40.00%	N/A	N/A	N/A
PBEL	India	Real Estate	450,000	685	864	70	224	45.40%	45.40%	(**) 1	(**) (29)	(*) (523)
Others associates				1,176	932	131	828	N/A	N/A	N/A	N/A	N/A
				3,324	13,507	173	3,908

(1)
On August 24, 2016, the BCRA approved the sale of BACS’ shares, representing 6.125% which had been subscribed by Tyrus. Additionally, on February 7, 2017, the BCRA approved the conversion of Convertible Notes for Ps. 100 million, mentioned in Note 3 to the Annual Financial Statements, in consideration of which IRSA received 25,313,251 additional shares from BACS. As a result of mentioned operations, as of March 31, 2017 the Group’s equity interest in BACS amounts to 37.72% of capital stock and votes; while BHSA holds the remaining 62.28%. The Group is working on the allocation of the consideration received among the different identifiable net assets of BACS.
(*)
Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag, including any material adjustments, if any.
(**)
Amounts presented in millions of NIS.
(***)
The amounts correspond to the financial statements of BHSA and BACS, prepared in accordance with BCRA’ regulations. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the financial statements to IFRS have been considered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended as of March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Leased out farmland	Rental properties (ii)	Undeveloped parcels of land	Properties under development (iii)	Total as of March 31, 2017	Total as of June 30, 2016
Costs	14	45,729	2,485	3,978	52,160	5,295
Accumulated depreciation	(5)	(2,427)	(8)	-	(2,394)	(1,820)
Net book amount	9	43,302	2,477	3,978	49,766	3,475

Opening net book amount	9	43,302	2,477	3,978	49,766	3,475
Assets incorporated by business combination						29,586
Currency translation adjustment	10	2,966	118	205	3,299	16,762
Additions	4	930	25	1,238	2,197	1,190
Reclassification to trading properties	-	-	-	-	-	(71)
Transfers	-	2,670	(284)	(2,386)	-	-
Reclassification to property, plant and equipment	(8)	(9)	-	-	(17)	(13)
Reclassification of property, plant and equipment	56	-	-	-	56	-
Impairment	-	-	-	(61)	(61)	(339)
Disposals	-	(415)	-	-	(415)	(280)
Depreciation charges (i)	(3)	(823)	(12)	(4)	(842)	(544)
Closing net book amount	68	48,621	2,324	2,970	53,983	49,766

Costs	76	51,937	2,345	2,974	57,332	52,160
Accumulated depreciation	(8)	(3,316)	(21)	(4)	(3,349)	(2,394)
Net book amount	68	48,621	2,324	2,970	53,983	49,766

(i)
The charge resulting from the depreciation of investment property of continuing operations has been charged to the “Costs” line in the statement of income / (operations) (Note 26), while the remaining has been included in profit / (losses) from discontinued operations.
(ii)
Includes Distrito Arcos; there have been no news on the judicial proceedings mentioned in the annual financial statements.
(iii)
Includes Torre Catalinas; on November 16, 2016 IRSA entered into an agreement with DyCASA S.A., which started the works on November 29, 2016, expected to be completed by May 2019.

Change of the investment properties valuation model

Cresud’s Board of Directors decided to change the valuation model of investment properties from cost model to fair value model, as permitted by IFRS. The reason for this change in the valuation model is the need to adapt the values of investment properties to their fair value, given that their historical amortized cost does not reflect their current economic qualities. The Company intends to recognize the effects of such change in the financial statements of the fourth quarter of the current fiscal year (June 30, 2017). To assess the fair value of the investment properties, the Company has engaged the services of an independent expert appraiser.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

The following amounts have been recognized in the Statement of Income / (Operations):

	March 31, 2017	March 31, 2016
Leases and services income	6,374	3,656
Direct operating expenses	(2,851)	(1,764)
Development expenses	(1,263)	(8)
Gain from disposal of investment properties	209	1,055

No finance costs were capitalized during the nine-month periods ended March 31, 2017 and 2016.

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended as of March 31, 2017 and for the year ended as of June 30, 2016 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total as of March 31, 2017	Total as of June 30, 2016
Costs	2,468	92	13,985	3,203	5,974	2,905	28,627	2,731
Accumulated depreciation	(330)	-	(650)	(390)	(564)	(301)	(2,235)	(685)
Net book amount	2,138	92	13,335	2,813	5,410	2,604	26,392	2,046

Opening net book amount	2,138	92	13,335	2,813	5,410	2,604	26,392	2,046
Assets incorporated by business combination								15,104
Currency translation adjustment	582	23	805	167	318	129	2,024	9,217
Additions	685	115	506	489	599	517	2,911	1,284
Reclassifications of investment properties	8	-	9	-	-	-	17	13
Reclassification to group of assets held for sale (Note 33)	-	-	(28)	(16)	-	(1,513)	(1,557)	-
Reclassifications to investment properties	(56)	-	-	-	-	-	(56)	-
Disposals	(14)	(1)	(4)	(8)	(23)	(207)	(257)	(18)
Impairments	-	-	32	-	-	-	32	(13)
Depreciation charge (ii)	(50)	(23)	(459)	(416)	(803)	(361)	(2,112)	(1,241)
Closing net book amount	3,293	206	14,196	3,029	5,501	1,169	27,394	26,392

Costs	3,673	229	15,349	3,918	6,950	1,741	31,860	28,572
Accumulated depreciation	(380)	(23)	(1,153)	(889)	(1,449)	(572)	(4,466)	(2,180)
Net book amount	3,293	206	14,196	3,029	5,501	1,169	27,394	26,392

(i)
Includes furniture and fixtures, vehicles and aircrafts which have been reclassified to held for sale (Note 4.G).
(ii) Depreciation charges of property, plant and equipment from continuing operations were included in "Costs", “General and administrative expenses” and "Selling expenses" in the Statement of Income / (Operations), while the remaining have been included in profit / (losses) from discontinued operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended as of March 31, 2017 and for the year ended as of June 30, 2016 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of March 31, 2017	Total as of June 30, 2016
Opening net book amount	236	3,307	1,170	4,713	133
Additions	2	689	30	721	355
Currency translation adjustment	43	181	40	264	1,650
Transfers	1,101	(687)	(414)	-	-
Reclassification of investment properties	-	-	-	-	71
Assets incorporated by business combination	-	-	-	-	2,656
Disposals	(577)	(693)	-	(1,270)	(152)
Closing net book amount	805	2,797	826	4,428	4,713

	March 31, 2017	June 30, 2016
Non-current	3,548	4,472
Current	880	241
Total	4,428	4,713

13.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended as of March 31, 2017 and for the year ended as of June 30, 2016 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total as of March 31, 2017	Total as of June 30, 2016
Costs	2,238	3,378	817	3,923	1,202	1,478	13,036	214
Accumulated depreciation	-	(23)	(58)	(704)	(245)	(192)	(1,222)	(38)
Net book amount	2,238	3,355	759	3,219	957	1,286	11,814	176

Opening net book amount	2,238	3,355	759	3,219	957	1,286	11,814	176
Assets incorporated by business combination	23	-	-	-	-	-	23	7,994
Currency translation adjustment	138	200	41	146	67	57	649	4,499
Reclassification to assets held for sale (Note 33)	-	(81)	-	(36)	(20)	(44)	(181)	-
Additions	-	-	-	-	456	7	463	137
Disposals	-	-	-	-	-	(52)	(52)	(1)
Depreciation charge (i)	-	(39)	(86)	(897)	(345)	(265)	(1,632)	(991)
Closing net book amount	2,399	3,435	714	2,432	1,115	989	11,084	11,814

Cost	2,399	3,501	867	3,968	1,600	1,472	13,807	13,036
Accumulated depreciation	-	(66)	(153)	(1,536)	(485)	(483)	(2,723)	(1,222)
Net book amount	2,399	3,435	714	2,432	1,115	989	11,084	11,814

(i)
Depreciation charges of intangible assets from continuing operations are included in “General and administrative expenses” in the Statement of Income / (Operations) (Note 26), while the remaining have been included in profit / (losses) from discontinued operations. There are no impairment charges for any of the periods / years presented.
(ii)
Includes "Rights of use". Corresponds to Distrito Arcos.
(iii)
Includes "Rights to receive future units under barter agreements". Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements. Caballito: on June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8 million. In 2013 a neighborhood association secured a preliminary injunction which suspended the works to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30, 2016, whereby they agree to provide a deed for the revocation of the barter agreement, after TGLT resolves certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets

Changes in the Group’s biological assets for the nine-month period ended as of March 31, 2017 and for the year ended as of June 30, 2016 were as follows:

Agricultural business
	March 31, 2017	June 30, 2016
Beginning of the period / year	1,049	525
Purchases	49	36
Initial recognition and changes in the fair value of biological assets (i)	1,409	1,614
Addition	96	-
Decrease due to harvest	(869)	(1,043)
Sales	(152)	(141)
Consumes	(2)	(2)
Currency translation adjustment	46	60
End of the period / year	1,626	1,049

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 183 and Ps. 267 for the nine-month periods ended March 31, 2017 and for the fiscal year ended June 30, 2016, respectively.

The following tables present the Group’s biological assets measured at fair value as of March 31, 2017 and June 30, 2016 and their allocation to the fair value hierarchy:

		March 31, 2017
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		46	-	46
Breeding cattle	Production	-		512	-	512
Other cattle	Production	-		9	-	9
Others biological assets	Production	10	(i)	-	-	10
Total non-current biological assets		10		567	-	577
Breeding cattle and cattle for sale	Consumable	-		82	-	82
Other cattle	Consumable	-		2	-	2
Sown land-crops	Production	1	(i)	-	780	781
Sugarcane fields	Production	-		-	184	184
Total current biological assets		1		84	964	1,049
Total biological assets		11		651	964	1,626

(i)
Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets (Continued)

		June 30, 2016
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		49	-	49
Breeding cattle	Production	-		432	-	432
Other cattle	Production	-		9	-	9
Others biological assets	Production	7	(i)	-	-	7
Total non-current biological assets		7		490	-	497
Breeding cattle and cattle for sale	Consumable	-		75	-	75
Sugarcane fields	Production	-		-	97	97
Other cattle	Consumable	-		2	-	2
Sown land-crops	Production	23	(i)	-	355	378
Total current biological assets		23		77	452	552
Total biological assets		30		567	452	1,049

(i)
Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

During the nine-month period ended March 31, 2017 and the year ended June 30, 2016 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 929 and Ps. 1,097 for the period ended March 31, 2017 and for the year ended June 30, 2016, respectively.

The following table presents the changes in Group’s Level 3 biological assets for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016:

Agricultural business
	Sown land-crops with significant biological growth	Sugarcane fields
As of June 30, 2015	40	60
Initial recognition and changes in the fair value of biological assets	936	328
Harvest	(670)	(295)
Foreign exchange gain	49	4
As of June 30, 2016	355	97
Initial recognition and changes in the fair value of biological assets	1,059	186
Addition	-	96
Harvest	(654)	(216)
Foreign exchange loss	20	21
As of March 31, 2017	780	184

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets (Continued)

When no quoted prices are available in an active market, values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

				Sensitivity (i)
Description	Pricing model	Parameters	Range	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Sown land-crops (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices	Argentina
			Yields: 0.50 - 32.00 tn./ha.	79	(79)
			Future of sale prices: 262 - 10,465 Ps./tn.	120	(120)
			Operating cost: 668 - 12,145 Ps./ha.	(70)	70

			Brazil:
			Yields: 2.62 - 6.07 tn./ha.	46	(46)
			Future of sale prices: 453 - 947 Rs./tn.	46	(46)
			Operating cost: 129 - 172 Rs./ha.	(12)	12

			Bolivia:
			Yields: 2.00 tn./ha.	3	(3)
			Future of sale prices: 133 - 270 Ps./tn.	4	(4)
			Operating cost: 55 - 62 Ps./ha.	(1)	1

Sugarcane fields (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices Discount rate	Brazil:
			Yields: 60.29 tn./ha.	12	(12)
			Future of sale prices: 84.87 Rs./tn.	49	(49)
			Operating cost: 61.45 Rs./tn.	(27)	27

			Bolivia:
			Yields: 31 - 115 tn./ha.	3	(3)
			Future of sale prices: 25 US$/tn.	5	(5)
			Operating cost: 275 - 500 US$/ha.	(3)	3

(i)
Sensitivities have been modeled considering a 10% change in the indicated variable, all else being equal.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements as of June 30, 2016 and 2015.

As of March 31, 2017 and June 30, 2016, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Inventories

Breakdown of Group’s inventories as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Good for resale and supplies	2,788	2,858
Crops	136	325
Materials and supplies	210	250
Seeds and fodders	48	109
Beef	28	31
Telephones and others communication equipment	285	327
Total inventories	3,495	3,900

As of March 31, 2017 and June 30, 2016 the cost of inventories recognized as expense amounted to Ps. 1,020 and Ps. 946, respectively and they have been included in “Costs” in the Statements of Income / (Operations).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category

Determining fair values

The following note shows the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information about fair value hierarchy see Note 16 to the annual financial statements as of June 30, 2016. Financial assets and financial liabilities as of March 31, 2017 and June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	14,097	619	-	1,932	16,648	3,321	19,969
Investment in financial assets:
- Equity securities in public companies	-	1,527	-	110	1,637	-	1,637
- Equity securities in private companies	-	-	-	875	875	-	875
- Deposits	1,527	12	-	-	1,539	-	1,539
- Bonds	-	3,648	-	-	3,648	-	3,648
- Mutual funds	-	2,472	-	-	2,472	-	2,472
- Others	-	718	-	-	718	-	718
Derivative financial instruments:
- Crops futures	-	58	-	-	58	-	58
- Swaps	-	-	8	-	8	-	8
- Crops options	-	11	-	-	11	-	11
- Warrants	-	-	24	-	24	-	24
- Foreign-currency future contracts	-	-	16	-	16	-	16
- Foreign-currency options	-	23	-	-	23	-	23
Financial assets held for sale	-	7,194	-	-	7,194	-	7,194
Restricted assets	939	-	-	-	939	-	939
Cash and cash equivalents:
- Cash on hand and at bank	4,783	-	-	-	4,783	-	4,783
- Short-term bank in deposits	4	-	-	-	4	-	4
- Mutual funds	-	32	-	-	32	-	32
- Short-term investments	-	17,848	-	-	17,848	-	17,848
Total assets	21,350	34,162	48	2,917	58,477	3,321	61,798

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2017
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	18,553	-	-	-	18,553	2,602	21,155
Borrowings (excluding finance lease liabilities) (Note 22)	117,487	-	-	-	117,487	-	117,487
Finance lease obligations	179	-	-	-	179	-	179
Derivative financial instruments:
- Crops futures	-	14	-	-	14	-	14
- Forward contracts	-	-	112	12	124	-	124
- Foreign-currency future contracts	-	3	-	-	3	-	3
- Crops options	-	2	-	-	2	-	2
Total liabilities	136,219	19	112	12	136,362	2,602	138,964

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	13,211	101	-	1,931	15,243	2,879	18,122
Investment in financial assets:
-Equity securities in public companies	-	1,400	-	499	1,899	-	1,899
-Equity securities in private companies	-	-	15	1,324	1,339	-	1,339
- Deposits	1,172	49	-	-	1,221	-	1,221
- Bonds	121	4,169	-	-	4,290	-	4,290
- Mutual funds	-	2,920	-	-	2,920	-	2,920
- Others	-	90	-	140	230	-	230
Derivative financial instruments:
- Crops options	-	7	-	-	7	-	7
- Foreign-currency options	-	2	-	-	2	-	2
- Foreign-currency future contracts	-	-	25	-	25	-	25
- Swaps	-	-	4	-	4	-	4
- Others	-	7	16	-	23	-	23
Financial assets held for sale	-	4,602	-	-	4,602	-	4,602
Restricted assets	877	-	-	-	877	-	877
Cash and cash equivalents:
- Cash on hand and at bank	6,359	-	-	-	6,359	-	6,359
- Short term investments	-	7,737	-	-	7,737	-	7,737
Total assets	21,740	21,084	60	3,894	46,778	2,879	49,657

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	18,917	-	-	-	18,917	1,054	19,971
Borrowings (excluding finance lease liabilities) (Note 22)	106,271	-	-	10,999	117,270	-	117,270
Finance lease obligations	26	-	-	-	26	-	26
Derivative financial instruments:
- Crops futures	-	33	-	-	33	-	33
- Forward contracts	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	28	3	-	31	-	31
- Crops options	-	5	-	-	5	-	5
- Foreign-currency options	-	1	-	-	1	-	1
Total liabilities	125,214	265	3	10,999	136,481	1,054	137,535

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

Clal

As mentioned in Note 16 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. It should be noted that the Group was obliged to sell the 10% interest in Clal. Clal appealed to the Israel Concentration Committee asking that the significant company status be reviewed and Dolphin also presented an appeal with the Supreme Court of Israel.

On April 5, 2017, the District Court of Tel Aviv-Jaffa ordered the Trustee of 51% of Clal’s shares to sell 5% of Clal’s shares managed by him/her within a term of 30 days, pursuant to the decision and the petition filed by the Commissioner.

The Court considered that the Commissioner acted fairly and proportionately in ordering such sale, that such sale should be made at the best possible price and that, after completing it, the Commissioner should use its discretionary power and examine the circumstances of the case in ordering any new sales.

On May 1, IDBD agreed to sell the 5% of Clal’s shares jointly with a swap transaction. Hence, the shares were sold on May 4 without any type of encumbrances, at a price of NIS 59.86 each (i.e., for a total of roughly NIS 166 million, equivalent to nearly Ps. 697). Such request had the consent of the Trustee and a statement from the Commissioner stating that such body does not object to the swap transaction.

Concurrently with the sale, IDBD entered into a swap transaction with a banking institution whereby the former will charge or pay for the difference between the sales value of the shares above described and the value such shares will have at the time they are sold to the third-party buyer upon the lapse of a 24-month period. IDBD cannot repurchase such shares.

IDBD continues to evaluate courses of action with regard to the District Court’s pronouncement, including the possibility to file a motion for appeal.

It is worth noting that IDBD expects the next 5% sale to occur in September 2017, as it understands that the new maturities start running again as from the first sale.

The following table presents the changes in Level 3 financial instruments for the nine-month period ended March 31, 2017 and the year ended June 30, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2016. See Note 16 to the annual financial statements.

	Investments in financial assets - Public companies securities	Investments in financial assets - Private companies securities	Investments in financial assets - Others	Derivative financial instruments - Warrants of Condor	Derivative financial instruments - Forwards	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer shares in IDBD	Loans - Non-recourse loan	Trade and other receivables (Cellcom)	Total
Balance as of June 30, 2015	349	102	-	7	-	-	(501)	-	-	(43)
Additions and acquisitions	50	27	-	-	-	-	-	-	-	77
Transfer to level 3	-	-	-	-	-	1,529	-	(26)	-	1,503
Currency translation adjustment	-	291	52	-	-	82	(18)	(3,608)	706	(2,495)
Obtainment of control over IDBD	-	861	88	-	-	(1,047)	-	(7,336)	1,187	(6,247)
Disposal	-	-	-	-	-	-	500	-	-	500
Gains and losses recognized in the year (i)	100	43	-	(7)	-	(564)	19	(29)	38	(400)
Balance as of June 30, 2016	499	1,324	140	-	-	-	-	(10,999)	1,931	(7,105)
Additions and acquisitions	94	39	-	-	(8)	-	-	-	1,069	1,194
Currency translation adjustment	14	55	6	-	(4)	-	-	242	458	771
Reclassification to liabilities held for sale	-	-	(146)	-	-	-	-	-	-	(146)
Disposal	(702)	-	-	-	66	-	-	11,272	(1,526)	9,110
Gains and losses recognized in the period (ii)	205	(543)	-	-	(66)	-	-	(515)	-	(919)
Balance as of March 31, 2017	110	875	-	-	(12)	-	-	-	1,932	2,905

(i)
As of June 30, 2016 includes Ps. (564) and Ps. 164 within Share of profit / (loss) from joint ventures and associates and within Financial results, net in the Statement of Income / (Operations), respectively.
(ii)
Included within “Financial results, net” in the Statement of Income / (Operations).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

When no quoted prices are available in an active market, fair values (particularly derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables - Cellcom	Discounted cash flows	Discount rate:	Level 3	3.3
Interest-rate swaps	Cash flows - theoretical price	Interest rate futures contract and cash flow forward contract.	Level 2	-
Preferred shares of Condor	Binomial tree - Theoretical price I	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).	Level 3	Price of underlying assets 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve).	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Price of underlying assets 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-

Investments in financial assets - Other private companies securities	Cash flows / NAV – Theoretical price
Projected revenue discounted at the discounting rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its financial statements, based on fair value or investment assessments.

			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows – Theoretical price
Projected revenue discounted at the discounting rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its financial statements, based on fair value or investment assessments.

			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Price of underlying assets and volatility	Level 2 and 3	-

As of March 31, 2017, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Trade and other receivables

The table below shows trade and other receivables of the Group as of March 31, 2017 and June 30, 2016:

	March 31, 2017	June 30, 2016
Non-current
Trade receivables
Trade, leases and services receivable	2,057	2,015
Receivables from sale of agricultural products and agricultural properties	1	54
Less: allowance for doubtful accounts	-	(2)
Total non-current trade receivables	2,058	2,067
Other receivables
Tax credits	217	119
Guarantee deposits	35	24
Prepayments	1,430	1,320
Loans	945	239
Others	54	4
Total non-current other receivables	2,681	1,706
Total non-current trade and other receivables	4,739	3,773

Current
Trade receivables
Trade, leases and services receivable	11,385	11,067
Receivables from sale of agricultural products, agricultural properties and farmlands leases	13	384
Less: allowance for doubtful accounts	(186)	(189)
Total current trade receivables	11,212	11,262
Other receivables
Tax credits	307	191
Prepayments	1,367	1,009
Borrowings granted, deposits, and other balances	1,691	1,243
Others	467	453
Total current other receivables	3,832	2,896
Total current trade and other receivables	15,044	14,158
Total trade and other receivables	19,783	17,931

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Trade and other receivables (Continued)

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	March 31, 2017	June 30, 2016
Beginning of the year	191	120
Recoveries	(12)	(53)
Used during the period / year	(212)	(4)
Additions	167	113
Currency translation adjustment	52	15
End of the period / year	186	191

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income / (Operations) (Note 26).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended as of March 31, 2017 and 2016.

	March 31, 2017	March 31, 2016
Profit / (Loss) for the period	3,515	(1,505)
Loss / (Profit) from discontinued operations	(3,056)	168
Adjustments for:
Income tax expense	(256)	(34)
Depreciation and amortization	4,449	1,224
Gain from disposal of investment properties	(209)	(1,055)
Gain from disposal of farmlands	(93)	-
Loss / (Profit) on the revaluation of receivables arising from the sale of farmland	16	(10)
Loss from disposal of property, plant and equipment	35	-
Release of investment property and property, plant and equipment ..	-	15
Dividends income	-	(70)
Share based payments	85	13
Unrealized gain on derivative financial instruments	(104)	(1,112)
Changes in fair value of financial assets	(81)	554
Release of intangible assets due to TGLT agreement	27	-
Results for business combination	(44)	-
Financial results, net	2,576	4,933
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest	(1,113)	(830)
Changes in the net realizable value of agricultural products after harvest	87	(131)
Provisions	171	143
Share of loss of associates and joint ventures	163	559
Gain from disposal of subsidiaries and joint ventures	(6)	(4)
Loss from repurchase of Non-convertible Notes	20	140
Other operating results	(13)	(6)

Changes in operating assets and liabilities:
Decrease in biological assets	714	169
Decrease in inventories	531	425
Increase in trading properties	451	1
Increase in trade and other receivables	(1,194)	(247)
Increase in derivative financial instruments	107	(24)
Increase in trade and other payables	(119)	(33)
Decrease / (Increase) in employee benefits	38	(22)
(Increase) / Decrease in provisions	(96)	86
Net cash generated from continuing operating activities before income tax paid	6,601	3,347
Net cash generated from discontinued operating activities before income tax paid	234	110
Net cash generated from operating activities before income tax paid	6,835	3,457

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred during the nine-month periods ended as of March 31, 2017 and 2016:

	March 31, 2017	March 31, 2016
Dividends not collected	(8)	(1)
Payment of non-convertible notes through a decrease in trade and other receivables	-	(22)
Increase in intangible assets through an increase in trade and other payables	130	-
Increase in investment properties through an increase in trade and other payables	273	-
Increase in trade and other receivables through a decrease in property, plant and equipment	(10)	-
Increase in derivative financial instruments through a decrease in investments in financial assets	24	-
Decrease of treasury shares	(7)	-
Distribution of dividends not yet paid	22	-
Increase in tax credits through a decrease in investments in financial assets	-	21
Increase in tax credits through a decrease in derivative financial instruments	-	27
Increase in investment in financial assets through an increase in trade and other payables	-	180
Increase in investments in financial assets through a decrease in trade and other receivables	-	71
Decrease in investments in associates and joint ventures through a decrease in borrowings	-	10
Increase in trading properties through a decrease in investment properties	-	16
Increase in property, plant and equipment through an increase in trade and other payables	(222)	-
Increase in trade and other receivables through the sale of shares of subsidiaries	-	81
Increase in interest in associates through a decrease in assets from derivative financial instruments	-	855
Increase in other assets through a decrease in investment in associates and joint ventures	-	2,706
Increase in interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(838)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash flow information (Continued)

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale

	March 31, 2017	March 31, 2016
Investment properties	-	(28,726)
Property, plant and equipment	1,581	(13,067)
Trading properties	-	(2,564)
Intangible assets	21	(1,287)
Investments in joint ventures and associates	(86)	(9,043)
Deferred income tax	49	2,660
Trade and other receivables	750	(9,546)
Investment in financial assets	-	(6,684)
Derivative financial instruments	-	39
Inventories	-	(1,822)
Restricted assets	-	(250)
Income tax and minimum presumed income tax credits	-	(91)
Assets held for sale	-	(4,475)
Trade and other payables	(987)	11,261
Payroll and social security liabilities	(111)	794
Borrowings	(657)	68,170
Provisions	2	1,106
Income tax and minimum presumed income tax liabilities	1	316
Employee benefits	(45)	405
Net amount of non-cash assets incorporated / held for sale	518	7,196
Cash and cash equivalents	154	(9,193)
Non-controlling interest	45	3,287
Goodwill not yet allocated	(23)	(2,706)
Net amount of assets incorporated	694	(1,416)
Interest held before acquisition	31	1,416
Results from business combination	44	-
Cash and cash equivalents incorporated / held for sale	(154)	9,193
Net outflow of cash and cash equivalents / assets and liabilities held for sale	615	9,193

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Shareholders’ Equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2016, and should therefore be read in Note 27 to the Annual Financial Statements.

Group’s other reserves at March 31, 2017 and 2016 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve from cumulative translation adjustment	Reserve for share based payments	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Other Reserves from Subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2016	(32)	159	808	95	31	(6)	(24)	23	32	1,086
Adjustment due to change to accounting standards	-	-	-	-	-	-	-	-	-	-
Balances adjusted as of June 30, 2016	(32)	159	808	95	31	(6)	(24)	23	32	1,086
Other comprehensive income / (loss) for the period	-	-	838	-	-	(18)	48	-	-	868
Total comprehensive income / (loss) for the period	-	-	838	-	-	(18)	48	-	-	868
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on October 31, 2016:
- Share Distribution	7	-	-	-	-	-	-	-	(7)	-
- Release reserve for future dividends	-	-	-	-	(31)	-	-	-	-	(31)
Equity settled compensation	-	-	-	10	-	-	-	-	-	10
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	-	(5)
Changes in non-controlling interest	-	(98)	-	-	-	-	-	-	-	(98)
Balance as of March 31, 2017	(25)	61	1,646	100	-	(24)	24	23	25	1,830

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19. Shareholders’ Equity (Continued)

	Cost of treasury shares	Changes in non-controlling interest	Reserve for cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for tender offer to non-controlling shareholders	Reserve for the acquisition of securities issued by the Company	Other Reserves from Subsidiaries	Total other reserves
Balance as of June 30, 2015	(32)	54	463	82	-	-	32	-	599
Adjustment due to change to accounting standards	-	-	(3)	-	-	-	-	-	(3)
Balances adjusted as of June 30, 2015	(32)	54	460	82	-	-	32	-	596
Other comprehensive income / (loss) for the period	-	-	703	-	-	-	8	(3)	708
Total comprehensive income / (loss) for the period	-	-	703	-	-	-	8	(3)	708
Reserve for future dividends - Shareholders' meeting held 11.26.15	-	-	-	-	31	-	-	-	31
Equity settled compensation	-	-	-	13	-	-	-	-	13
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in non-controlling interest	-	(243)	-	-	-	-	-	-	(243)
Reserve for tender offer to non-controlling shareholders	-	-	-	-	-	(121)	-	-	(121)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	26	-	26
Currency translation adjustment for interest held before business combination	-	-	(91)	-	-	-	-	-	(91)
Balance as of March 31, 2016	(32)	(189)	1,072	90	31	(121)	66	(3)	914

Dividends

On November 3, 2016, the Board of Directors of Cresud decided to carry out a pro rata distribution among those registered as existing shareholders as of November 16, 2016 of 3,833,352 Treasury shares, which represents 0.00774216906 shares per share. This amounts to 0.76415967% on the capital stock of Ps. 501,642,804 and a 0.774216906 % on the capital stock net of Treasury shares, starting on November 17, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Trade and other payables

Group’s trade and other payables as of March 31, 2017 and June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Non-current
Trade payables
Trade payables	1,645	525
Total non-current trade payables	1,645	525
Other payables
Deferred incomes	60	65
Taxes payable	6	8
Others	1,416	930
Total non-current other payables	1,482	1,003
Total non-current trade and other payables	3,127	1,528

Current
Trade payables
Trade payables	11,405	11,392
Accrued invoices	804	612
Leases and services payments received in advance	2,209	4,594
Total current trade payables	14,418	16,598
Other payables
Taxes payable	305	333
Dividends payable to non-controlling shareholders	1,492	441
Others	1,813	1,071
Total current other payables	3,610	1,845
Total current trade and other payables	18,028	18,443
Total trade and other payables	21,155	19,971

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.
Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total as of March 31, 2017	Total as of June 30, 2016
Beginning of the period / year	704	841	114	296	427	2,382	442
Additions	188	220	-	21	78	507	264
Unused amounts reversed	(83)	(83)	-	(114)	-	(280)	(70)
Used during the period / year	(81)	-	-	-	(20)	(101)	-
Contributions in joint ventures and associates	-	-	-	-	-	-	(18)
Liabilities incorporated by business combination	2	-	-	-	-	2	969
Currency translation adjustment	41	21	7	9	46	124	795
End of the period / year	771	999	121	212	531	2,634	2,382

	March 31, 2017	June 30, 2016
Non-current	1,545	1,341
Current	1,089	1,041
Total	2,634	2,382

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to the dismantling of assets and remediating of sites from the places where such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual obligations include a series of obligations resulting from a contractual liability or laws, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.
(v)
Includes a termination fee of a pre-acquisition contractual obligation between PBC and a real estate managing company with regard to the advisory services for one property. The Company is currently disputing the termination contractual fee; therefore, the final amount and the time of payment are uncertain.

As mentioned in Note 22 to the Annual Financial Statements, on February 23, 2016, a class action was filed against the Company, IRSA, some first-line managers and directors with the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
      Provisions (Continued)

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Company and some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Subsequently, the Company and IRSA requested that the complaint be moved to the district of New York, which request was granted.

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The Company and IRSA filed a petition requesting that the class action brought by IRSA’s shareholders should be dismissed. On April 12, 2017, the court suspended the class action filed by the Company’s shareholders until the Court decides on the petition of dismissal of such class action. Such petition is expected to be decided soon by July 2017.

The Company holds that such allegations are meritless and will continue making a strong defense in both actions.

Dolphin

In September 2016, a former non-controlling shareholder of IDBD (the "Petitioner") filed a petition with the district court of Be'er Sheva against Dolphin Netherlands, IFISA and Mr. Eduardo Elsztain (jointly referred to as "Dolphin"), to initiate a claim under a collective action (the “Petition”). The Petitioner argues that in executing the modified tender offer of IDBH (a former controlling company of IDBD), as explained in note 3.A.b to the Annual Financial Statements, the non-controlling shareholders of IDBD, which voted against the modification of the tender offer, were forced to sell their shares at a value that differed from the value initially agreed upon and that, therefore, Dolphin should compensate them for an estimated amount of NIS 158 million (equivalent to Ps. 664). Dolphin should reply to the petition before September 7, 2017. Our legal advisors consider that the collective petition will probably be dismissed by the Court.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings

Group’s borrowings as of March 31, 2017 and June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Non-current
Non-convertible notes	82,828	69,997
Bank loans and others	7,852	6,737
Non-recourse loan	6,409	16,975
Other borrowings	300	99
Total non-current borrowings	97,389	93,808

Current
Non-convertible notes	16,127	15,595
Bank loans and others	2,000	4,605
Bank overdrafts	158	1,397
Other borrowings	1,992	1,891
Total current borrowings	20,277	23,488
Total borrowings	117,666	117,296

Urban properties and investment business of the operations center in Argentina

● On September 1, 2016, Non-Convertible Notes Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results are shown below:

♦
Non-convertible notes Class VII for an amount of Ps. 384.2 to be matured 36 months after the issuing date, which accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

♦
Non-convertible notes Class VIII for an amount of US$ 184.5 million (equivalent to Ps. 2,771) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

● On February 20, 2017, IRSA signed a loan with a foreign banking institution for US$ 50 million maturing on February 23, 2022. The loan will accrue interest at a fixed interest rate of 5.95%, interest payable on a quarterly basis. There is one grace year for the principal which is subsequently amortized over 17 consecutive and equal installments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

Urban properties and investment business of the operations center in Israel

● In July 2016, Shufersal repurchased NCN Series B for a nominal value of NIS 511 million (equivalents to Ps. 2,771 as of that date) with an increase of the issue of NCN Series F by a ratio of 1.175 for each NIS 1 of the Series B. The NCN Series B acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of it.

● On August 2, 2016, lDBD has issued a new series of NCN in the Israeli market in an amount of NIS 325 million (equivalent to Ps. 1,213 as of that date) due in 2019, at an annual IPC (indexed interest rate) plus 4.25%. These NCN are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. In January 2017, the Court ordered that IDBD should refrain from securing the debentures in excess of 5% of Clal’s shares, as they are already securing in part a loan by Menorha.

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of the debentures, which was effected on November 1, 2016 for an approximately amount of NIS 239 million at nominal value (“the redeemed portion”) and represents a total of approximately NIS 244 million with respect to principal, interest and compensation for early redemption. The early redemption represented 73.7% of the outstanding principal balance of the debentures.

In addition, IDBD issued debentures (Series L) for a total of NIS 381 million (equal to Ps. 1,565 as of that date). The debentures accrue interest at a rate of 6.95%. The principal will be repaid in a single payment on November 28, 2019. The first interest payment will be made on February 28, 2017 for the period spanning from the issue date to the payment date. The remaining interest payments will be made in 4 annual consecutive quarterly installments due in February, May, August and November each year. In order to ensure full compliance with all commitments, IDBD pledged DIC’s shares for nearly 46.2 million.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 million (equivalent to Ps. 1,344 as of that date). The bonds were placed at an internal rate of return of 5.70%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

● In October 2016, PBC issued debentures for NIS 102 million (equal to Ps. 417 as of that date), at an annual effective rate of 2.99% indexed to the CPI, and also issued debentures for roughly NIS 497 million (equal to Ps. 2,055 as of that date) at an effective rate of 4.10% with no CPI indexation clause.

● As mentioned in notes 1 and 23 to the Annual Financial Statements, IDBD had certain exemptions regarding compliance of its covenants. In March 2017, some restrictions and financial covenants were cancelled, and other restrictions have been dropped due to the advance payment of certain debts. The covenants valid to date provide that: (i) cash balance in cash and cash equivalents and financial assets should not be lower than the total reimbursements that IDBD intends to give to its financial creditors until the end of 2017 (excluding issued debentures); (ii) under the Corporations Act of Israel, the Company should not make any distributions until it has repaid all of its loans; and (iii) Mr. Eduardo Elsztain and/or related parties under his direct or indirect control should maintain a direct and/or indirect interest in IDBD of at least 51% of the share capital, and/or the company’s voting rights.

● In January 2017, IDBG received a loan from an Israeli financial entity in the amount of US$ 41.4 million. Principal will be reimbursed after the lapse of two years and shall accrue interest at 7%. The loan is backed by IDBD and PBC (jointly and severally). In addition, the due date has been extended to December 31, 2018 for a bank loan in the amount of US$ 59 million granted by a US bank to a subsidiary of IDBG (Great Wash Park LLC) which is building a shopping mall in Las Vegas, Nevada.

● On February 16, 2017, IDBD made a placement of Series 13 Debentures in the Israeli market for NIS 1,060 million (equivalent to Ps. 4,452 million as of that date), maturing in November 2019, at a fixed annual interest rate of 5.40%. Such debentures are collateralized by the potential cash flow that could derive from dividends or the sale of certain shares of Clal Insurance Enterprise Holdings Ltd., held by IDBD.

● In May 2012, IDBD was granted a loan from Menorah Group which accrues interest at a rate of 6.9% plus CPI. The loan was collateralized by a pledge over the shares of DIC and Clal Insurance Enterprise Holdings. The total loan amounts to nearly NIS 153 million (equivalent to Ps. 643 as of that date) and was collateralized by shares held by IDBD in DIC and Clal, which represent, respectively, roughly 15.3% and 4% of the share capital of such companies. In March 2017, IDBD reimbursed the loan balance plus a penalty for advance payment in the amount of NIS 154 million (equivalent to Ps. 647 as of that date). As a consequence thereof, the pledges held by the bank over DIC’s and Clal’s shares were dropped.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers by Company as of March 31, 2017 and June 30, 2016 was as follows:

	March 31, 2017
	Agricultural business				Urban properties and investments business
					Operations Center in Argentina				Operations Center in Israel
Debt	Cresud	BrasilAgro	Others	Subtotal	IRSA	IRSA CP	Others	Subtotal Operations Center in Argentina	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal Operations Center in Israel	Subtotal	Total
Non-convertible notes	2,626	-	-	2,626	4,311	5,413	-	9,724	13,128	15,096	10,383	16,439	31,559	-	86,605	96,329	98,955
Bank loans and others	1,800	459	69	2,328	764	3	4	771	480	826	9	1,404	3,059	975	6,753	7,524	9,852
Non-recourse loan	-	-	-	-	-	-	-	-	-	-	-	-	6,409	-	6,409	6,409	6,409
Bank overdrafts	49	-	69	118	-	12	28	40	-	-	-	-	-	-	-	40	158
Other borrowings	-	316	-	316	8	10	188	206	-	-	-	-	1,770	-	1,770	1,976	2,292
Total debt	4,475	775	138	5,388	5,083	5,438	220	10,741	13,608	15,922	10,392	17,843	42,797	975	101,537	112,278	117,666

	June 30, 2016
	Agricultural business				Urban properties and investments business
					Operations Center in Argentina				Operations Center in Israel
Debt	Cresud	BrasilAgro	Others	Subtotal	IRSA	IRSA CP	Others	Subtotal Operations Center in Argentina	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal Operations Center in Israel	Subtotal	Total
Non-convertible notes	3,283	-	-	3,283	2,287	5,799	-	8,086	7,807	12,436	10,037	15,277	28,666	-	74,223	82,309	85,592
Bank loans and others	452	440	15	907	-	44	13	57	2,214	1,171	16	778	2,003	4,196	10,378	10,435	11,342
Non-recourse loan	-	-	-	-	-	-	-	-	-	10,999	-	-	5,976	-	16,975	16,975	16,975
Bank overdrafts	114	-	47	161	859	40	45	944	-	-	-	-	-	292	292	1,236	1,397
Other borrowings	-	12	-	12	15	10	119	144	-	-	-	-	1,834	-	1,834	1,978	1,990
Total debt	3,849	452	62	4,363	3,161	5,893	177	9,231	10,021	24,606	10,053	16,055	38,479	4,488	103,702	112,933	117,296

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Agricultural business
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest Rate %	Capital nominal value in million Issue currency	Value as of March 31, 2017	Value as of June 30, 2016
Non-	Cresud	Unsecured	XIV	US$	Fixed	N/A	2018	1.50%	64	451	482
convertible	Cresud	Unsecured	XVI	US$	Fixed	N/A	2018	1.50%	218	1,339	1,446
notes	Cresud	Unsecured	XVIII	US$	Fixed	N/A	2019	4.00%	68	506	512
	Cresud	Unsecured	XIX	Ps.	Fixed	N/A	2016	27.50%	187	-	189
	Cresud	Unsecured	XX	US$	Fixed	N/A	2019	2.50%	36	-	123
	Cresud	Unsecured	XXI	Ps.	Floating	N/A	2017	Badlar + 375 bp.	384	-	197
	Cresud	Unsecured	XXII	US$	Fixed	N/A	2019	4.00%	44	330	334
Subtotal Non-convertible notes										2,626	3,283

Bank loans and others	Cresud	Unsecured	-	US$	Floating	N/A	2022	Libor + 300 BP or 6% (the higher)	30	179	200
	Cresud	Unsecured	-	Ps.	Fixed	N/A	2016	15.01%	31	-	17
	Cresud	Unsecured	-	Ps.	Floating	TEPF	2017	Rate Survey PF 30-59 days	40	3	11
	Cresud	Unsecured		US$	Fixed	N/A	-	3.50%	15	-	225
	Cresud	Secured	-	US$	Fixed	N/A	2020	10.75% - 7.14% to 14.5%	6	2	1
	Cresud	Unsecured	-	US$	Fixed	N/A	-	5.6%	40	604	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2.5%	3	46	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2%	10	154	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2.45%	20	308	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2.50%	2	31	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2.75%	18	277	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2.25%	5	77	-
	Cresud	Unsecured	-	US$	Fixed	N/A	-	2%	8	120	-
	Brasilagro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 2.70-12.75%	-	47	7
	Brasilagro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 3.45 to 4.45 SELIC + 3.45	-	245	211
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	7.51 to 15.12	-	54	130
	Brasilagro	Unsecured	-	Rs.	Fixed	N/A	-	6.92%	-	22	21
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	100% CDI	-	118	82
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	2.3% + 100% CAI	-	80	-
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	3.49%	-	25	-
	Brasilagro	Secured	-	Rs.	Fixed	N/A	-	Rs./Kg. 06462	-	184	-
	Agropecuarias SC	Secured	-	Bol.	Fixed	N/A	-	6% annual		18	11
	Agropecuarias SC	Secured	-	Bol.	Fixed	N/A	-	6%	-	1	-
	FyO	Unsecured	-	US$	Fixed	N/A	-	3%	-	16	-
	Carnes Pampeanas	Secured	-	Ps.	Floating	N/A	-	6% annual	-	21	3
	Carnes Pampeanas	Secured	-	Ps.	Fixed	N/A	-	22.7%	-	12	-
Subtotal bank loans and others										2,644	919
Bank overdrafts										118	161
Total										5,388	4,363

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)
	Operations Center in Argentina
	Company	Secured / Unsecured	Class / Series	Currency	Rate	Payment date of principal	Interest Rate %	Capital nominal value in million Issue currency	Value as of March 31, 2017	Value as of June 30, 2016
Non-convertible notes	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2017	Badlar + 4 bp.	407	-	409
	IRSA CP	Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,413	5,273
	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	75	-	1,159
	IRSA	Unsecured	Class VII	Ps.	Floating	2019	Badlar + 299	384	387	-
	IRSA	Unsecured	Class VIII	US$	Fixed	2019	7.0%	184	2,811	-
	IRSA	Unsecured	Class VI	Ps.	Floating	2017	Badlar + 450bps	11	-	127
	IRSA	Unsecured	Class V	Ps.	Floating	2015	Badlar + 395bps	-	-	-
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	75	1,113	1,118
Total Non-convertible notes									9,724	8,086

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	-	1
and others	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	15	8	14
	IRSA	Unsecured	-	US$	Fixed	2020	5.95%	50	764	-
	IRSA CP	Secured	-	US$	Fixed	2020	3.2% to 14.3%	-	3	5
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	1	-	1
	IRSA CP	Unsecured	-	Ps.	Fixed	2017	26.50%	7	3	7
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	23%	36	-	36
	IRSA CP	Unsecured	-	Ps.	Fixed / Floating	2016	Badlar / 8.50%	6	7	6
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25%	6	-	6
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25%	1	-	1
	NFSA	Unsecured	-	Ps.	Fixed	2016	24%	6	3	6
	BNSA	Secured	-	Ps.	Floating	-	Libor	44	63	-
	LIVECK	Secured	-	US$	Fixed	2017	-	2	36	35
	LIVECK	Secured	-	US$	Fixed	-	3.50%	5	90	83
Total bank loans and others									977	201
Bank overdrafts									40	944
Subtotal Operations Center in Argentina									10,741	9,231

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24. Borrowings (Continued)
Operations Center in Israel
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest Rate %	Capital nominal value in million issue currency	Value as of March 31, 2017	Value as of June 30, 2016
Non-	IDBD	Unsecured	G	NIS	Fixed	CPI	2016 – 2018	4.50%	535	2,539	3,534
Convertible	IDBD	Unsecured	I	NIS	Fixed	CPI	2020 – 2025	4.95%	1,013	3,445	3,164
notes	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	206	780	1,109
	IDBD	Unsecured	K	NIS	Fixed	CPI	2019	4.84%	86	355	-
	IDBD	Secured	L	NIS	Fixed	N/A	2019	7.58%	767	1,577	-
	IDBD	Secured	L	NIS	Fixed	N/A	2019	7.58%	1,060	4,432	-
	DIC	Unsecured	D	NIS	Fixed	CPI	2012 – 2016	5.00%	103	-	510
	DIC	Unsecured	F	NIS	Fixed	CPI	2017 – 2025	4.95%	3,022	12,408	9,427
	DIC	Unsecured	G	NIS	Fixed	N/A	2012 – 2016	6.35%	8	33	31
	DIC	Unsecured	H	NIS	Fixed	CPI	2014 – 2019	4.45%	93	434	541
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	513	2,221	1,927
	Shufersal	Unsecured	B	NIS	Fixed	CPI	2015 – 2019	5.20%	142	776	5,161
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	114	495	459
	Shufersal	Unsecured	D	NIS	Fixed	CPI	2014 – 2029	2.99%	384	1,548	1,584
	Shufersal	Unsecured	E	NIS	Fixed	N/A	2014 – 2029	5.09%	827	3,563	1,580
	Shufersal	Unsecured	F	NIS	Fixed	CPI	2020 – 2028	4.30%	918	4,001	1,253
	Cellcom	Unsecured	B	NIS	Fixed	CPI	2013 – 2017	5.30%	185	957	880
	Cellcom	Unsecured	D	NIS	Fixed	CPI	2013 – 2017	5.19%	300	1,499	2,865
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	164	718	673
	Cellcom	Unsecured	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	3,214	3,032
	Cellcom	Unsecured	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,282	1,230
	Cellcom	Unsecured	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	3,746	3,483
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	804	3,344	3,114
	Cellcom	Unsecured	J	NIS	Fixed	CPI	2021 – 2026	2.62%	103	425	-
	Cellcom	Unsecured	K	NIS	Fixed	N/A	2021 – 2026	3.75%	304	1,254	-
	PBC	Unsecured	C	NIS	Fixed	CPI	2009 – 2017	5%	275	1,395	2,666
	PBC	Unsecured	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,317	6,952	6,641
	PBC	Unsecured	F	NIS	Fixed	CPI	2015 – 2023	4.95%	866	3,909	4,195
	PBC	Unsecured	G	NIS	Fixed	N/A	2015 – 2025	7.05%	595	2,822	3,054
	PBC	Unsecured	H	NIS	Fixed	CPI	2018 – 2029	2.99%	204	418	-
	PBC	Unsecured	I	NIS	Fixed	N/A	2018 – 2029	4.10%	1,002	2,047	-
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	283	1,449	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	1,585	9,073	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	107	468	907
	PBC	Unsecured	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	255	1,367	1,293
	PBC	Unsecured	Gav-Yam Series A	NIS	Fixed	CPI	2017 - 2027	3.19%	400	1,659	-
Total Non-convertible notes										86,605	74,223
Bank loans	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	250	233	1,117
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	67	74	265
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	50	173	198
	IDBD	Secured (1)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	-	634
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	-	74	167
	DIC	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	-	273	397
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	-	244	311
	DIC	Unsecured	-	NIS	Fixed	TIP	2015 – 2018	2.20%	-	235	296
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	-	2	4
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	-	2	3
	Shufersal	Secured		NIS	Fixed	CPI	2015 – 2017	4.75%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.40%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	IPC	2015 – 2017	3.25%	1	3	5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings (Continued)

Operations Center in Israel
Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest Rate %	Capital nominal value in million Issue currency	Value as of March 31, 2017	Value as of June 30, 2016
PBC	Unsecured	-	NIS	Floating	CPI	2015 – 2020	1.970%	-	139	154
PBC	Unsecured	-	NIS	Floating	CPI	2020	2.650%	-	336	311
PBC	Unsecured	-	NIS	Fixed	N/A	2015 – 2020	3.070%	-	65	76
PBC	Unsecured	-	NIS	Fixed	N/A	2016	1.700%	-	-	1,176
PBC	Secured	-	NIS	Floating	CPI	2011 – 2018	1.550%	-	221	286
PBC	Unsecured	-	NIS	Floating	CPI	2002 – 2019	1.730%	-	293	327
PBC	Secured	-	NIS	Floating	CPI	2008 – 2016	1.950%	-	-	32
PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.870%	-	427	409
PBC	Secured	-	NIS	Floating	CPI	2014 – 2022	1.770%	-	307	323
PBC	Secured	-	NIS	Floating	CPI	2013 – 2021	1.870%	-	202	219
PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.860%	-	156	165
PBC	Secured	-	NIS	Floating	CPI	2011 – 2019	1.260%	-	-	149
PBC	Secured	-	NIS	Floating	CPI	2009 – 2017	1.800%	-	-	36
PBC	Secured	-	NIS	Floating	CPI	2022	1.880%	-	389	366
PBC	Secured	-	NIS	Fixed	N/A	2016 – 2016	1.260%	-	248	156
PBC	Secured	-	NIS	Floating	CPI	2015 – 2020	1.570%	-	76	85
PBC	Secured	-	NIS	Floating	CPI	2020	2.140%	-	200	188
PBC	Unsecured	-	NIS	Floating	CPI	2009 – 2016	12.160%	-	-	11
Bartan	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2022	2.35%	-	4	8
Bartan	Secured		NIS	Floating	Prime interest rate	2022	2.89%	-	17	19
Bartan	Secured	-	NIS	Floating	Prime interest rate	2022	2.95%	-	17	16
IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	-	5.66%	-	-	51
IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2015 – 2018	5.21%	-	-	767
IDBG	Unsecured	-	US$	Floating	Libor interest rate	2015 - 2015	Libor + 5%	-	937	869
Cellcom	Unsecured	-	NIS	Fixed	N/A	2016 - 2021	4.60%	1	826	778
Cellcom	Unsecured	-	NIS		N/A	2018 - 2022	4.90%	140	578	-
Total bank loans									6,753	10,378
Bank overdrafts									-	292
Non-recourse loans									6,409	16,975
Other borrowings									1,770	1,834
Total Operations Center in Israel									101,537	103,702

(1)
Pertains to a loan with Menorah Group which is secured with a Clal and DIC's shares.

Borrowings fair value as of March 31, 2017 and June 30, 2016 amounts to ps. 118,760 (Ps. 3,630 corresponding to agricultural business, Ps. 11,670 to the Operation Center in Argentina and Ps. 103,460 to the Operation Center in Israel) and to Ps. 121,455 (Ps. 2,975 corresponding to agricultural business, Ps. 9,977 to Operation Center in Argentina and Ps. 108,503 to Operation Center in Israel).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Taxation

The details of the provision for the Group’s income tax is as follows:

	March 31, 2017	March 31, 2016
Current income tax	(777)	(425)
Deferred income tax	1,033	460
MPIT	-	(1)
Income tax	256	34

The statutory tax rate in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	between 0% - 25%
Bolivia	25%
United States	between 0% - 45%
Bermudas	0%
Israel	24% (i)

(i) In December 2016, the Israeli government modified the income tax rate thus generating a reduction from the 25% to 24% for 2016 and 2017 calendar years, and to 23% for 2018 calendar year onwards. The change of interest rate for fiscal year 2016 became effective on December 29, 2016. The effect from the rate change is recorded as part of deferred tax expense.

Below is a reconciliation between the income tax recognized and that which would result of applying the prevailing tax rate, applicable in the respective countries, on the income/loss before income tax for the nine-month periods ended March 31, 2017 and 2016:

	March 31, 2017	March 31, 2016
Tax calculated at the tax rates applicable to profits in the respective countries	(115)	(137)
Permanent differences:
Share of profit / (loss) of associates and joint ventures	438	(47)
Unrecognized tax losses	(364)	(172)
Non-taxable income / (loss)	(356)	395
Rate change	492	(1)
Others	161	(4)
Income tax from continuing operations	256	34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23. Taxation (Continued)

No charges have been reported for tax associated to discontinued operations.

The gross movements on the deferred income tax account were as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	(6,007)	501
Currency translation adjustment	(799)	(2,225)
Reserve for changes in non-controlling interest	-	(88)
Reclassification to liabilities held for sale	241	-
Reimbursement / (Impairment) of tax loss carry forwards	17	(366)
Charged / Credited to the Statements of Income/(Operations)	1,033	852
Business combinations	(7)	(4,681)
End of the period / year	(5,522)	(6,007)

25.
Revenues

	March 31, 2017	March 31, 2016
Sale of trading properties	1,233	160
Crops	738	670
Cattle	107	74
Dairy	67	44
Sugarcane	241	187
Supplies	79	59
Beef	983	667
Sale of communication equipment	3,052	1,172
Revenue from supermarkets	35,101	10,797
Sales revenues	41,601	13,830
Consignment revenues	190	59
Rental and service incomes	6,361	3,634
Income from hotel services	603	443
Income from communication services	8,850	2,956
Agricultural rental and services	13	22
Advertising and brokerage fees	69	40
Others	36	5
Services income	16,122	7,159
Total revenues	57,723	20,989

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Costs

	March 31, 2017	March 31, 2016
Other operative costs	7	7
Cost of property operations	7	7
Crops	1,645	1,137
Cattle	294	198
Dairy	136	94
Sugarcane	369	309
Supplies	58	48
Brokerage costs	60	40
Beef	899	559
Agricultural rental and services	5	13
Consignment costs	9	4
Commissions	7	8
Others	37	7
Costs of agricultural sales and services	3,519	2,417
Costs of leases and services	2,833	1,776
Costs of trading properties and developments	1,263	11
Costs of sale of communication equipment	2,086	846
Costs of communication services	6,211	2,774
Costs from hotel operations and tourism services	481	273
Costs of supermarkets	26,085	8,008
Total costs	42,485	16,112

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
27.
Expenses by nature

The Group discloses expenses in the statement of income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

For the nine-month period ended as of March 31, 2017:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of leases and services	Cost of trading properties and developments	Cost of sale of communication equipment	Cost of communication services	Costs from hotel operations and tourism services	Cost of supermarkets	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	26	2	-	21	2	-	-	1	-	52	25	7	84
Depreciation and amortization	34	51	2	848	-	-	1,313	27	164	2,439	423	1,587	4,449
Doubtful accounts	-	-	-	-	-	-	-	-	-	-	34	103	137
Advertising, publicity and other selling expenses	-	-	-	219	-	-	-	-	-	219	-	1,152	1,371
Taxes, rates and contributions	4	12	-	163	4	-	-	-	-	183	20	608	811
Maintenance and repairs	19	26	-	993	9	-	-	102	-	1,149	63	516	1,728
Fees and payments for services	98	6	-	88	1	-	1,189	15	-	1,397	512	1,271	3,180
Director´s fees	-	-	-	-	-	-	-	-	-	-	172	-	172
Payroll and social security liabilities	145	83	4	496	1	-	702	254	1,104	2,789	1,236	3,974	7,999
Cost of sale of goods and services	-	-	-	-	1,246	2,086	31	-	24,817	28,180	-	-	28,180
Food, beverage and other lodging expenses	-	-	-	-	-	-	-	63	-	63	4	-	67
Changes in biological assets and agricultural products	921	-	-	-	-	-	-	-	-	921	-	-	921
Supplies and labors	950	1,081	-	-	-	-	-	-	-	2,031	-	2	2,033
Freights	1	19	-	-	-	-	-	-	-	20	-	186	206
Bank commissions and expenses	9	1	-	-	-	-	-	-	-	10	6	4	20
Conditioning and clearance	-	-	-	-	-	-	-	-	-	-	-	35	35
Travel, library expenses and stationery	5	10	-	-	-	-	-	-	-	15	6	1	22
Export expenses	-	-	-	-	-	-	-	-	-	-	-	1	1
Others	16	-	1	5	-	-	2,976	19	-	3,017	622	1,165	4,804
Total expenses by nature	2,228	1,291	7	2,833	1,263	2,086	6,211	481	26,085	42,485	3,123	10,612	56,220

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Expenses by nature (Continued)

For the nine-month period ended as of March 31, 2016:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of property operations	Cost of trading properties and developments	Cost from hotel operations and tourism services	Cost of supermarkets	Cost of communication services	Cost of sale of communication equipment	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	10	-	-	20	1	-	-	330	-	331	26	373	730
Depreciation and amortization	35	14	2	404	-	8	152	441	7	1,063	41	120	1,224
Doubtful accounts	-	-	-	-	-	-	-	-	-	-	-	22	22
Advertising, publicity and other selling expenses	-	-	-	233	-	-	-	30	-	263	-	154	417
Taxes, rates and contributions	2	9	-	160	2	-	-	-	-	173	16	282	471
Maintenance and repairs	14	11	1	456	6	37	-	122	-	647	44	159	850
Fees and payments for services	78	4	1	6	-	11	-	1,102	-	1,202	157	101	1,460
Director´s fees	-	-	-	-	-	-	-	-	-	-	148	-	148
Payroll and social security liabilities	100	61	3	392	1	156	297	582	7	1,603	400	983	2,986
Cost of sale of goods and services	-	-	-	96	1	-	7,467	-	828	8,392	-	-	8,392
Food, beverage and other lodging expenses	-	-	-	-	-	31	-	-	-	31	-	-	31
Changes in biological assets and agricultural products	1,248	-	-	-	-	-	-	-	-	1,248	-	1	1,249
Supplies and labors	2	788	-	-	-	-	-	-	-	790	-	-	790
Freights	1	10	-	-	-	-	-	-	-	11	-	96	107
Bank commissions and expenses	6	-	-	-	-	-	-	-	-	6	5	2	13
Conditioning and clearance	-	-	-	-	-	-	-	-	-	-	-	21	21
Travel and library expenses	7	9	-	-	-	-	-	-	-	16	4	-	20
Export expenses	-	-	-	-	-	-	-	-	-	-	-	25	25
Others	8	-	-	9	-	30	92	167	4	336	159	431	926
Total expenses by nature	1,511	906	7	1,776	11	273	8,008	2,774	846	16,112	1,000	2,770	19,882

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Other operating results, net

	March 31, 2017	March 31, 2016
Gain from commodity derivative financial instruments	111	21
Gain from disposal of interest in associates	6	4
Loss from agreement with TGLT	(27)	-
Reversal of currency translation adjustment (ii)	-	148
Gain from revaluation of equity interest held before business combination	44	-
Contingencies (i)	(28)	(55)
Donations	(80)	(29)
Others	(145)	19
Total other operating results, net	(119)	108

(i)
Including legal costs and expenses.
(ii)
Pertains to the reversal of the currency translation adjustment generated in IDBD and Rigby following the partial repayment of principal of the company (Note 32 to the annual financial statements).

29.
Financial results, net

	March 31, 2017	March 31, 2016
Financial income
Interest income	649	33
Foreign exchange gains	98	690
Dividends income	53	70
Other financial income	7	-
Financial income	807	793
Financial costs
Interest expenses	(5,042)	(1,553)
Foreign exchange losses	(404)	(3,780)
Other finance costs	(475)	(276)
Total financial costs	(5,921)	(5,609)
Other financial results:
Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss	2,391	(565)
Gain from repurchase of NCN	(20)	(140)
Gain from derivative financial instruments (except commodities)	173	1,134
(Loss) / Gain on the revaluation of receivables arising from the sale of farmland	(16)	10
Total other financial results	2,528	439
Total financial results, net	(2,586)	(4,377)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.
Related party transactions

See description of the main transactions carried out with related parties in Note 35 to the Annual Consolidated Financial Statements as of June 30, 2016.

The following is a summary of the balances with related parties as of March 31, 2017:

Related party	Description of transaction	Non-current Investment in financial assets	Non-current Derivative financial instruments	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Current Borrowings
Associates
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-
Condor	Dividends receivables	-	-	-	7	-	-	-
	Warrants	-	24	-	-	-	-	-
	Equity securities in public companies	110	-	-	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-
Manibil	Contributions to be paid in	-	-	77	1	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	-	-	9	-	-	-
Agrofy	Other receivables	-	-	-	11	-	-	-
BHSA	Reimbursement of expenses	-	-	-	1	-	(1)	-
	Borrowings	-	-	-	-	-	-	(3)
	Leases and/or rights of use	-	-	-	1	-	-	-
Total Associates		110	24	77	35	-	(1)	(3)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

Related party	Description of transaction	Non-current Investment in financial assets	Non-current Derivative financial instruments	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Current Borrowings
Joint Ventures
Cresca S.A.	Loans granted	-	-	177	-	-	-	-
NPSF	Borrowings	-	-	-	-	-	-	(7)
	Share based payments	-	-	-	1	-	-	-
	Management fees	-	-	-	1	-	-	-
Quality	Management fees	-	-	-	4	-	-	-
Mehadrin	Commissions	-	-	-	-	-	(12)	-
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-
	Borrowings	-	-	-	-	-	-	(8)
Total Joint Ventures		-	-	177	9	-	(12)	(15)
Other related parties
CAMSA	Reimbursement of expenses	-	-	-	9	-	(3)	-
	Management fees	-	-	-	-	-	(22)	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	-	(3)	-
Avenida Compras S.A.	Advertising spaces	-	-	-	2	-	-	-
San Bernardo de Córdoba	Accrued invoices	-	-	-	-	-	(1)	-
La Rural S.A.	Leases and/or rights of use	-	-	-	38	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-
Taaman	Leases and/or rights of use	-	-	-	-	-	(33)	-
Willifood	Financial operations	-	-	-	-	-	(41)	-
Total Other related parties		-	-	-	51	-	(103)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

Related party	Description of transaction	Non-current Investment in financial assets	Non-current Derivative financial instruments	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Current Borrowings
Parent company
IFISA	Financial operations	-	-	-	1,188	-	-	-
Total parent company		-	-	-	1,188	-	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	-	(37)	-
	Advances	-	-	-	2	-	-	-
Total Directors and Senior Management		-	-	-	2	-	(37)	-
Total		110	24	254	1,285	-	(153)	(18)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Non-current Investment in financial assets	Current Investment in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings-	Current Borrowings
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1	-	-	-
	Leases and/or rights of use	-	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-
Agro-Uranga S.A	Dividends receivables	-	-	-	1	-	-	-
	Brokerage	-	-	-	-	(1)	-	-
Agrofy S.A.	Other receivables	-	-	-	17	-	-	-
BHSA	Reimbursement of expenses	-	-	-	1	(1)	-	-
	Borrowings	-	-	-	-	-	(2)	(10)
BACS	Reimbursement of expenses	-	-	-	1	-	-	-
	Non-convertible notes	100	21	-	-	-	-	-
Total Associates		100	21	-	26	(3)	(2)	(10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

Related party	Description of transaction	Non-current Investment in financial assets	Current Investment in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Joint Ventures
Cresca S.A.	Loans granted	-	-	162	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-
	Borrowings	-	-	-	-	-	-	(6)
	Share based payments	-	-	-	1	-	-	-
	Management fees	-	-	-	4	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-
Total Joint Ventures		-	-	162	14	-	-	(6)
Other related parties
CAMSA	Reimbursement of expenses	-	-	-	9	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(1)	-	-
IFISA (parent company)	Financial operations	-	-	-	1,074	-	-	-
	Reimbursement of expenses	-	-	-	12	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-
BNSA	Reimbursement of expenses	-	-	-	1	-	-	-
OASA	Borrowings	-	-	-	1	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-
Total Other related parties		-	-	-	1,101	(1)	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	(29)	-	-
	Advances	-	-	-	4	-	-	-
Total Directors and Senior Management		-	-	-	4	(29)	-	-
Total		100	21	162	1,145	(33)	(2)	(16)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2017:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Corporate services	Legal services	Financial operations	Donations
Associates
Tarshop S.A.	10	-	-	-	-	-	-	-
BACS	6	-	-	-	-	-	-	-
BHSA	3	-	-	-	-	-	19	-
Agro-Uranga S.A.	-	-	3	-	-	-	-	-
Agrofy	-	2	-	-	-	-	2	-
Condor	-	-	-	-	-	-	157	-
Adama	-	-	16	-	64	-	-	-
Total Associates	19	2	19	-	64	-	178	-
Joint Ventures
Cyrsa	-	-	-	-	-	-	(2)	-
NPSA	(1)	3	-	-	-	-	(1)	-
Total Joint Ventures	(1)	3	-	-	-	-	(3)	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	-	(115)	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(6)
San Bernardo de Córdoba S.A.	(1)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(8)	-	-
Total Other related parties	(2)	(115)	-	-	-	(8)	-	(6)
Parent company
IFISA	-	-	-	-	-	-	60	-
Total Parent company	-	-	-	-	-	-	60	-
Directors and Senior Management
Directors	-	-	-	(118)	-	-	-	-
Senior Management	-	-	-	(11)	-	-	-	-
Total Directors and Senior Management	-	-	-	(129)	-	-	-	-
Total	16	(110)	19	(129)	64	(8)	235	(6)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2016:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	2	-	-	-	-
Tarshop S.A.	8	-	-	-	-	-	-
BACS	5	-	-	-	-	16	-
Condor	-	-	-	-	-	249	-
BHSA	2	-	-	-	-	(3)	-
Total Associates	15	-	2	-	-	262	-
Joint Ventures
Cyrsa	-	-	-	-	-	(2)	-
Entretenimiento Universal S.A.	-	-	-	-	-	(1)	-
NPSA	-	3	-	-	-	-	-
Total Joint Ventures	-	3	-	-	-	(3)	-
Other related parties
Fundación IRSA	-	-	-	-	-	-	(5)
Hamonet S.A.	(1)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(4)	-	-
Total Other related parties	(2)	-	-	-	(4)	-	(5)
Parent company
IFISA	-	-	-	-	-	13	-
Total Parent company	-	-	-	-	-	13	-
Directors and Senior Management
Directors		-	-	(129)	-	-	-
Senior Management	-	-	-	(11)	-	-	-
Total Directors and Senior Management	-	-	-	(140)	-	-	-
Total	13	3	2	(140)	(4)	272	(5)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29. Related party transactions (Continued)

Loan between Dolphin and IDBD

As described in Note 3.A.b to the Annual Consolidated Financial Statements, by June 30, 2016 Dolphin had granted a series of subordinated loans to IDBD (the “debt”). This debt has the following characteristics: (i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD;  (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) should Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

30.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 – Investment properties
Note 11 – Property, plant and equipment
Exhibit B - Intangible assets	Note 13 – Intangible assets
Exhibit C - Equity investments	Note 8 – Investments in joint ventures
Note 9 – Investments in associates
Exhibit D - Other investments	Note 16 – Financial instruments by category
Exhibit E - Provisions	Note 21 – Provisions
Exhibit F – Cost of sales and services provided	Note 31 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 32 – Foreign currency assets and liabilities

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.
Cost of sales and services provided

Description	Biological assets	Inventories	Agricultural services	Services and other operating costs	Trading properties	Hotels	Mobile phones	Supermarkets	Properties	Others	Total as of 03.31.17	Total as of 03.31.16
Inventories as of 06.30.16	567	650	-	-	251	8	327	2,888	4,462	27	(i) 9,180	(ii) 1,030

Acquisition for business combination	-	-	-	-	-	-	-	-	-	-	-	4,575
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	160	42	-	-	-	-	-	-	-	-	202	188

Changes in the net realizable value of agricultural products after harvest	-	(154)	-	-	-	-	-	-	-	-	(154)	131

Harvest	-	939	-	-	-	-	-	-	-	-	939	400
Acquisitions and classifications	50	1,520	-	-	-	-	1,977	24,217	152	-	27,916	9,415
Consume	(1)	(745)	-	-	-	-	-	-	-	-	(746)	(453)
Additions	-	-	-	-	19	1	-	-	-	-	20	371
Disposals	-	-	-	-	-	1	-	-	-	-	1	(1)
Transfers
Expenses incurred	20	223	5	1,465	19	357	6,180	1,120	1,085	108	10,582	5,437
Currency translation adjustment	6	(23)	-	-	17	-	77	678	1,055	11	1,821	2,062
Inventories as of 03.31.17	(651)	(380)	-	-	(287)	(9)	(264)	(2,818)	(4,141)	(24)	(iii) (8,574)	(iv) (7,954)
Cost as of 03.31.17	151	2,072	5	1,465	19	358	8,297	26,085	2,613	122	41,187	-
Cost as of 03.31.16	115	1,339	58	1,203	10	262	3,620	8,008	575	11		15,201

(i) Includes Ps. 9 corresponding to materials and supplies of IRSA and FYO and Ps. 6 of meet due for slaughtering of Carnes Pampeanas as of June 30, 2016.
(ii) Includes Ps. 9 corresponding to materials and supplies of IRSA and FYO as of June 30, 2015 and Ps. 3 of meet due for slaughtering of Carnes Pampeanas as of June 30, 2015.
(iii) Includes Ps. 28 corresponding to materials and supplies of IRSA and FYO as of March 31, 2017.
(iv) Includes Ps. 21 corresponding to materials and supplies of IRSA and FYO as of March 31, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.17	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16
Assets
Restricted assets
US Dollar	3	15.29	43	-	-	-
Total restricted assets			43			-
Trade and other receivables
Uruguayan Peso				3	0.334	1
US Dollar	60	15.29	918	43	14.940	637
Euros	10	16.31	165	12	16.492	195
Trade and other receivables related parties
US Dollar	53	15.29	806	42	15.040	635
Total trade and other receivables			1,889			1,468
Investment in financial assets
US Dollar	131	15.29	1,999	199	14.940	2,976
Pounds	1	19.15	17	1	19.763	19
Investments in financial assets related parties
US Dollar	7	15.29	110	-	-	-
Total Investment in financial assets			2,126			2,995
Derivative financial instruments
US Dollar	8	15.29	119	1	14.940	15
Total derivative financial instruments			119			15
Cash and cash equivalents
US Dollar	342	15.29	5,228	84	14.940	1,260
Euros	2	16.31	26	4	16.492	60
Total Cash and cash equivalents			5,254			1,320

Liabilities
Trade and other payables
New Israel Shekel	-	-	-	2	3.892	7
US Dollar	81	15.39	1,249	100	15.040	1,502
Euros	1	16.46	17	3	16.640	54
Trade and other payables related parties
US Dollar	-	-	-	2	15.040	31
Total trade and other payables			1,266			1,594
Borrowings
US Dollar	1,406	15.39	21,640	1,945	15.040	29,246
Total borrowings			21,640			29,246
Derivative financial instruments
US Dollar	-	-	-	1	15.040	19
Total derivative financial instruments			-			19

(1)
Exchange rate as of March 31, 2017 and June 30, 2016 according to Banco Nación Argentina records.
(2)
Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 16).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.
Groups of assets and liabilities held for sale

As mentioned in Note 4, the investment in Israir has been reclassified to held for sale. Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd., but the terms and conditions of such sale have not yet been finalized. The assets and liabilities related to the Open Sky Ltd. transaction have been also reclassified. In addition, the equity interest of the Group in Adama and the related non-recourse loan had been reclassified to held for sale before the disposal.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value and fair value less cost of sale. Given that the book value of some assets was higher, an impairment loss of Ps. 231 has been recorded.

The following table shows the main assets and liabilities held for sale:

Group of assets held for sale:

March 31, 2017
Property, plant and equipment	1,581
Intangible assets	21
Investments in associates	37
Deferred income tax asset	50
Trade and other receivables	838
Inventories	-
Cash and cash equivalents	161
Total	2,688

Liabilities directly associated to assets classified as held for sale:

March 31, 2017
Trade and other payables	1,000
Payroll and social security expenses	111
Employee benefits	45
Deferred income tax liability	8
Borrowings	702
Total	1,866

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.
Profit from discontinued operations

The results of Israir, Open Sky and IDB Tourism operations, equity earnings in Adama and the finance costs associated to the non-recourse loan related to it, until its sale, and the gain/loss for the sale of its investment in Adama have been reclassified in the Statements of Income/(Operations) of Discontinued Operations.

	March 31, 2017			March 31, 2016
	Adama	Israir and Open Sky	Total	Adama	IDB Tourism	Total
Revenues	-	3,528	3,528	-	568	568
Costs	-	(3,001)	(3,001)	-	(705)	(705)
Gross profit / (loss)	-	527	527	-	(137)	(137)
General and administrative expenses	-	(178)	(178)	-	-	-
Selling expenses	-	(171)	(171)	-	-	-
Other operating results, net (i)	4,216	(239)	3,977	-	(4)	(4)
Profit / (Loss) from operations	4,216	(61)	4,155	-	(141)	(141)
Share of profit / (loss) of joint ventures and associates	255	39	294	(130)	7	(123)
Profit / (Loss) from operations before financing and taxation	4,471	(22)	4,449	(130)	(134)	(264)
Finance income	-	4	4	341	8	349
Finance costs	(1,346)	(43)	(1,389)	(245)	(26)	(271)
Other financial results	-	-	-	11	-	11
Financial results, net	(1,346)	(39)	(1,385)	107	(18)	89
Profit / (Loss) before income tax	3,125	(61)	3,064	(23)	(152)	(175)
Income tax	-	(8)	(8)	-	7	7
Income / (Loss) for the period from discontinued operations	3,125	(69)	3,056	(23)	(145)	(168)

(i) Corresponding to the profit from the sale of Adama.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.
Subsequent events

Advanced dividends IRSA CP

The General Regular Shareholders’ Meeting of IRSA CP held on April 5 this year decided on the payment of an interim dividend of Ps. 310, for the current fiscal year. The dividends were made available to the shareholders on April 21, 2017.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

36.
Subsequent events (Continued)

Agreement for New Pharm acquisition

On April 6, 2017, Shufersal entered into an agreement (the "agreement") with Hamashbir 365 Holdings Ltd. ("the seller" or "Hamashbir") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of said Company’s share capital ("the shares sold"), for an amount of NIS 130 million (equivalent to Ps. 546), payable upon execution of the transaction, which is subject to compliance, inter alia, with the following conditions:

●
approval by the Antitrust commission of Israel. Should the approval not be obtained within the 3 months following the date the request is filed (extendable for one additional month under certain circumstances), the agreement will be automatically invalidated, unless the parties agree on a term extension.

●
the discharge and invalidation of all the existing guarrantees of New Pharm over the liabilities of the companies Hamashbir’s Group, and the discharge and invalidation of all the existing guarrantees of the companies Hamashbir’s Group over the liabilities of New Pharm.

Upon execution of the agreement, a non-competition clause will be signed.

As of the date of issuance of these Financial Statements, none of the conditions mentioned have yet been fulfilled.

Capital issuance of Shufersal

During April 2017, Shufersal issued approximately 12 million shares for a total net consideration of NIS 210 million (approximately equivalent to Ps. 882). As a result of such issuance, DIC’s interest in Shufersal went down to nearly 56.11%.

Debt issuance of PBC

During April this year, PBC made a public offering of debentures (series I) for nearly NIS 431 million, for which it raised roughly NIS 446 million (approximately equivalent to Ps. 1,873).

Debt issuance of Gav-Yam

During April this year, Gav-Yam made a public offering of debentures (series F) for nearly NIS 303 million (approximately equivalent to Ps. 1,272).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

36.
Subsequent events (Continued)

Debt issuance of DIC

In April 2017, DIC made a public offering to expand its debentures (series F) for approximately NIS 444, for which it raised roughly NIS 555 million (approximately equivalent to Ps. 231 as of that date).

Cresca S.A. agreement

On October 5, 2016, Brasilagro and Carlos Casado entered into an agreement whereby they agreed to offer for sale, for a term of 120 days, all of the real property owned by Cresca at a price of at least US$ 120 million or else 100% of the outstanding shares of Cresca or divide Cresca’s properties. Because no purchase offers for the company or its lands have been received, the shareholders of Brasilagro and Carlos Casado subscribed powers of attorney intended to carry out what was agreed.

As of the date of these financial statements, the parties have split the property and are working jointly to strike a balance between the contributions and credits of each, in order to distribute the benefits in the manner timely agreed.

Sale of farmland Brasilagro S.A.

In March 2017, Brasilagro signed a sale commitment for a farmland located in the municipality of Mineiros. The agreement sets forth the sale of 274 hectares, of which 196 are developed and productive hectares. The sales price amounts to 1,000 bags of soybeans per hectare, or Rs. 13.2 million (Rs. 66,227 per hectare), of which so far 39,254 bags of soybeans have been collected, equivalent to Rs. 2.4 million; and the balance will be paid in four annual installments. The result of the operation was recognized after closing.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of March 31, 2017, and the unaudited condensed interim consolidated statements of income and comprehensive income for the nine-month and three-month period ended March 31, 2017, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the nine-month period ended March 31, 2017 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
 FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.
Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 of these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED
 FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of March 31, 2017, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,344,827 which was no callable at that date.

Autonomous City of Buenos Aires, May 12, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2017 and June 30, 2016 and for the nine-month periods ended March 31, 2017 and 2016

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position

as of March 31, 2017 and June 30, 2016

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	06.30.16
ASSETS
Non-current assets
Investment properties	7	1	9
Property, plant and equipment	8	538	488
Intangible assets	9	17	17
Biological assets	10	542	477
Investments in subsidiaries, associates and joint ventures	6	4,619	2,563
Deferred income tax assets	19	914	757
Income tax and minimum presumed income tax credits		50	50
Trade and other receivables	13	2	-
Total Non-current assets		6,683	4,361
Current assets
Biological assets	10	581	442
Inventories	11	235	491
Income tax and minimum presumed income tax credits ..		34	34
Trade and other receivables	13	495	388
Derivative financial instruments	12	36	15
Restricted assets	12	46	-
Investment in financial assets	12	-	22
Cash and cash equivalents	12	14	11
Total Current assets		1,441	1,403
TOTAL ASSETS		8,124	5,764
SHAREHOLDERS’ EQUITY
Share capital		499	495
Treasury shares		3	7
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		20	16
Legal reserve		83	83
Special reserve		97	97
Other reserves	15	1,733	989
Accumulated deficit		(322)	(1,387)
TOTAL SHAREHOLDERS’ EQUITY		2,837	1,024
LIABILITIES
Non-current liabilities
Trade and other payables	16	-	1
Borrowings	18	3,292	3,150
Provisions	17	5	10
Total Non-current liabilities		3,297	3,161
Current liabilities
Trade and other payables	16	393	305
Payroll and social security liabilities		81	85
Borrowings	18	1,515	1,166
Derivative financial instruments	12	-	23
Provisions	17	1	-
Total Current liabilities		1,990	1,579
TOTAL LIABILITIES		5,287	4,740
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		8,124	5,764

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income / (Operations) for the nine and three-month periods beginning July 1, 2016 and 2015 and January 1, 2017 and 2016 and ended March 31, 2017 and 2016

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months			Three months
	Note	03.31.17	03.31.16		03.31.17	03.31.16
Revenues	20	972	750		219	248
Costs	21	(1,617)	(1,069)		(472)	(407)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		916	813		385	498
Changes in the net realizable value of agricultural products after harvest		(80)	135		(9)	20
Gross Profit		191	629		123	359
Gain from disposal of farmlands		72	-		-	-
General and administrative expenses	22	(133)	(99)		(41)	(34)
Selling expenses	22	(245)	(151)		(63)	(40)
Other operating results, net	23	47	58		45	(7)
Management fees		(115)	-		(11)	-
(Loss) / Profit from operations		(183)	437		53	278
Share of profit / (loss) of subsidiaries, associates and joint ventures	6	1,302	(362)		12	(104)
Profit before financing and taxation		1,119	75		65	174
Finance incomes	24	19	103		3	51
Finance costs	24	(295)	(1,603)		91	(498)
Other financial results, net	24	32	236		1	79
Financial results, net	24	(244)	(1,264)		95	(368)
Profit / (Loss) before Income tax		875	(1,189)		160	(194)
Income tax	19	157	294		(47)	30
Profit / (Loss) for the period		1,032	(895)		113	(164)

Profit / (Loss) per share attributable to equity holders of the parent during the period:
Basic		2.07	(1.81)		0.22	(0.33)
Diluted		2.06	(1.81)	(i)	0.22	(0.33)	(i)

(i)
Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income / (Operations) for the nine and three-month periods beginning July 1, 2016 and 2015 and

January 1, 2017 and 2016 and ended March 31, 2017 and 2016

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	03.31.17	03.31.16	03.31.17	03.31.16
Profit / (Loss) for the period	1,032	(895)	113	(164)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	838	703	403	264
Other comprehensive income from share of changes in subsidiaries’ equity	30	5	37	5
Other comprehensive income for the period (i)	868	708	440	269
Total comprehensive income / (loss) for the period	1,900	(187)	553	105

(i)
  Items included in other comprehensive income / (loss) do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (Note 15)	Accumulated deficit	Total Shareholders’ equity
Balance as of June 30, 2016	495	7	65	659	16	83	97	989	(1,390)	1,021
Adjustment due to change to accounting Standards (iii)	-	-	-	-	-	-	-	-	3	3
Adjusted balance as of June 30, 2016	495	7	65	659	16	83	97	989	(1,387)	1,024
Profit for the period	-	-	-	-	-	-	-	-	1,032	1,032
Other comprehensive income for the period	-	-	-	-	-	-	-	868	-	868
Total comprehensive income for the period	-	-	-	-	-	-	-	868	1,032	1,900
As provided by Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2016:
- Share distribution	4	(4)	-	-	3	-	-	-	(2)	1
- Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-
Equity-settled compensation	-	-	-	-	-	-	-	10	-	10
Equity incentive plan granted	-	-	-	-	1	-	-	(5)	4	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(98)	-	(98)
Balance as of March 31, 2017	499	3	65	659	20	83	97	1,733	(322)	2,837

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2017 and June 30, 2016, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
See Note 2.2.1 to the Condensed Interim Consolidated Financial Statements.
The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (Note 15)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2015	495	7	65	659	13	-	-	545	172	1,956
Adjustment due to change to accounting Standards (iii)	-	-	-	-	-	-	-	(3)	6	3
Adjusted balance as of June 30, 2015	495	7	65	659	13	-	-	542	178	1,959
Loss for the period	-	-	-	-	-	-	-	-	(895)	(895)
Other comprehensive income for the period	-	-	-	-	-	-	-	708	-	708
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	708	(895)	(187)
As provided by Ordinary Shareholders’ Meeting held on October 30, 2015 and Extraordinary Shareholders’ Meeting held on November 26, 2015:
- Legal Reserve	-	-	-	-	-	83	-	-	(83)	-
- Reserve for future dividends	-	-	-	-	-	-	-	31	(31)	-
Reserve for share-based compensation	-	-	-	-	-	-	-	13	-	13
Equity incentive plan granted	-	-	-	-	3	-	-	(5)	2	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(284)	-	(284)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	26	-	26
Reserve for tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(121)	-	(121)
Constitution of special reserve	-	-	-	-	-	-	95	-	(95)	-
Cumulative translation adjustment for interest held before business combination.	-	-	-	-	-	-	-	(91)	-	(91)
Balance as of March 31, 2016	495	7	65	659	16	83	95	819	(924)	1,315

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2016 and June 30, 2015, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
See Note 2.2.1 to the Condensed Interim Consolidated Financial Statements.
The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
)
Eduardo S. Elsztain President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	03.31.16
Operating activities:
Cash used in operations	14	(384)	(42)
Net cash used in operating activities		(384)	(42)
Investing activities:
Proceeds from sales of subsidiaries, associates and joint ventures		-	86
Acquisition of subsidiaries, associates and joint ventures		(6)	-
Capital contributions in subsidiaries, associates and joint ventures	6	(1)	(20)
Proceeds from sales of investment properties		-	1
Acquisition of property, plant and equipment	8	(71)	(19)
Proceeds from sales of property, plant and equipment		1	-
Proceeds from sales of farmlands		75	-
Acquisition of Intangible Assets	9	(2)	-
Purchase of investment in financial assets		(720)	(998)
Proceeds from disposals of investments in financial assets		746	1,019
Loans granted to subsidiaries, associates and joint ventures		-	(3)
Loans repayments received from subsidiaries, associates and joint ventures		-	82
Advance payments		(1)	-
Dividends received		82	85
Net cash generated from investing activities		103	233
Financing activities:
Proceeds from issuance of Notes		-	390
Repayment of Notes		(454)	(186)
Repurchase of Notes		(364)	(88)
Proceeds from borrowings		1,667	568
Proceeds from borrowings from subsidiaries, associates and joint ventures		-	58
Repayment of borrowings		(399)	(758)
Proceeds from derivative financial instruments		14	127
Repayment of borrowings from subsidiaries, associates and joint ventures		(6)	-
Payment of seller financing		1	-
Interest paid		(175)	(246)
Net cash flows generated from / (used in) financing activities		284	(135)
Net increase in cash and cash equivalents		3	56
Cash and cash equivalents at beginning of the period		11	18
Foreign exchange gain on cash and cash equivalents		-	3
Cash and cash equivalents at the end of the period		14	77

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
)
Eduardo S. Elsztain President

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 12, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils of Economic Science ("FAPCE", as per its Spanish acronym) approved Technical Resolution N° 43, which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. Such Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted under the equity method in the Separate Financial Statements, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014. Thus, valuation at cost or fair value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in Separate Financial Statements, since the equity method was not a valuation option for such investments.

The Company has adopted Technical Resolution N° 43 for this fiscal year ending on June 30, 2017. The financial statements corresponding to the period ended September 30, 2016 where the first Condensed Interim Separate Financial Statements prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

IFRS 1 mandatorily establishes that an entity must apply the requirements of IFRS 10 “Consolidated Financial Statements” for accounting of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounts for acquisitions and disposals of non-controlling interests that do not result in change of control as business combinations. The Group did not restate these acquisitions and disposals prior to transition date.

Furthermore, IFRS 1 also provides that, where a first time IFRS adopter entity decides to account for investments in subsidiaries under the equity method in accordance with IAS 28, the entity should apply the exemption for business combinations conducted before the transition date. This exemption involves applying IFRS 3 “Business Combinations” on a prospective basis to business combinations conducted after the transition date. Business combinations occurring prior to the transition date have not been restated.

The other required and optional exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
Shareholders’ equity under Technical Resolution N° 26	1,956
Acquisition of non-controlling interest	(54)
Retained earnings recognition	54
Adjustment due to change to accounting standards (a)	3
Shareholders' equity under IFRS	1,959
(a)
Include adjustment due to change to accounting standards (see Note 2.2.1 to the Unaudited Condensed Interim Consolidated Financial Statements).

Amounts as of June 30, 2016 and March 31, 2016, which are disclosed for comparative purposes have been modified in order to present the mentioned adjustments. The notes below include a reconciliation of shareholders’ equity figures of Condensed Interim Separate Financial Statements prepared in accordance with the Technical Resolution N° 26 on the closing date of the comparative period and the statement of income and other comprehensive income figures for the nine-month period ended March 31, 2016 and those presented in accordance with IFRS in these Unaudited Condensed Interim Separate Financial Statements.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the nine-month periods ended March 31, 2017 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.
Reconciliations of Technical Resolution N° 26 to IFRS

The notes below include a reconciliation of shareholders' equity prepared in accordance with Technical Resolution N° 26 and those presented in accordance with IFRS as of June 30, 2016 and March 31, 2016, and the reconciliations of net income for the year ended June 30, 2016 and for the nine-month period ended March 31, 2016. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2017. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the Consolidated Financial Statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2017, applicable standards are different.

The first reconciliation provides an overview of the impact on equity, at March 31, 2016 and June 30, 2016 (Note 2.2.1). The second reconciliation provides an overview of the impact on income for the nine-month period ended as of March 31, 2016 (Note 2.2.2). The mentioned reconciliations do not have impact on other comprehensive income nor the statements of cash flows.

2.2.1.
Summary of equity

		06.30.16	03.31.16
Shareholders’ equity under Technical Resolution N° 26		1,021	1,309
Investments in subsidiaries, associates and joint ventures	(a)	3	6
Shareholders' equity under IFRS		1,024	1,315

2.2.2 Summary of profit / (loss)

		03.31.16
Net comprehensive loss under Technical Resolution N° 26		(936)
Investments in subsidiaries, associates and joint ventures	(a)	66
Income tax		(25)
Net comprehensive loss under IFRS		(895)

(a)
Include adjustment due to change to accounting standards (see Note 2.2.1 to the Unaudited Condensed Interim Consolidated Financial Statements).

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.3.
Explanation of the transition to IFRS

Technical Resolution N° 26 – The Company accounts for investments in subsidiaries under the equity method including any adjustment in the Consolidated Financial Statements, so that the equity and income corresponding to the controlling interest resulting from Consolidated Financial Statements filed together with Separate Financial Statements are the same in both sets of financial statements.

IFRS - Investments in entities in which the Company exercises control, are accounted for under the equity method. Under this method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) and other comprehensive income of the subsidiary and decreased by all dividends received from the subsidiary.

In accordance with IFRS 28, paragraph 27, the interest in the investee is computed based on the Consolidated Financial Statements of such investee after any adjustment related to unification of accounting criteria, without regard to any interest that the investee may have in other entities. As a result, the company has recognized its direct interest related to investments in subsidiaries, associates and companies under joint control, based on the Consolidated Financial Statements of such companies.

Below is an outline of the adjustments recorded as explained above in relation to transactions affecting the non-controlling interest reserve of its subsidiaries, associates and entities under joint control where the company holds a direct interest:

●
Acquisition of additional interests in controlled companies: the acquisition price in excess of the book value of the subsidiary is recorded as in increase in assets.
●
Sale of interest in controlling companies where control is not lost: the difference between the sale price charged for the shares and the book value is recorded in the statement of income / (operations).
●
Dilution of interest, other shareholders: the result caused by the interest dilution has been recorded in the statement of income / (operations).

Changes in non-controlling interest reserve set up before July 1, 2015 has been reclassified under retained earnings.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2016, except for the changes generated by implementation of Technical Resolution N° 43, as described in Note 2.1 and for the change of accounting standard mentioned in Note 2.2.1 to the condensed interim Consolidated Financial Statements.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Interim Condensed Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2016, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the nine-month period ended March 31, 2017 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual Separate Financial Statements as of June 30, 2016. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year-end.

5.2.
Fair value estimates

Since June 30, 2016, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

As mentioned in Note 1 to the Unaudited Condensed Consolidated Financial Statements, the Company holds an indirect interest in IDBD through IRSA. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry. This note describes the factors affecting cash generation by IDBD and its ability to meet financial commitments. IDBD understands that it has sufficient resources to continue with its activity for at least 12 months following the date of this Unaudited Condensed Interim Separate Financial Statements and estimates that currently there are no significant uncertainties on the Company’s capacity to operate as a going concern, as it happened in prior fiscal years.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2017 and for the fiscal year ended June 30, 2016:

	March 31, 2017	June 30, 2016
Beginning of the period / year adjusted	2,560	2,880
Effect of merger Agromanagers	(5)	-
Acquisition of subsidiaries and associates (i)	(89)	66
Capital contribution	65	127
Disposal of interest in subsidiaries	7	(22)
Share of profit / (loss) of subsidiaries, associates and joint ventures	1,302	(796)
Other comprehensive income / (loss) from share of changes in subsidiaries’ equity	30	(30)
Currency translation adjustment	838	346
Equity-settled compensation	5	10
Dividends distributed	(93)	(55)
Reimbursement of expired dividends	-	6
Intergroup transactions	-	4
Share of changes in subsidiaries’ equity	(1)	24
End of the period / year (ii)	4,619	2,560

(i)
Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.
(ii)
Includes a balance of Ps. (3) reflecting interests in companies with negative equity as of June 30, 2016 which are reclassified to “Provisions” (Note 17).

See changes in Company’s investment in associates and joint ventures for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.17	Value recorded as of 06.30.16	Market value as of 03.31.17	Issuer's information					Interest in common Shares
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common Shares (nominal value)	Income (loss) for the period	Shareholders' equity
Subsidiaries

Brasilagro	Shares	23,291,500	1,375	1,006	Rs. 11.48	Agricultural	Brazil	875	35	3,208	42.86%
	Higher value		198	83
	Goodwill		13	10
	Intergroup transactions		(1)	(1)
			1,585	1,098

Agropecuaria Santa Cruz de la Sierra S.A.	Shares	1,351,949,253	524	520	Not publicly	Agricultural	Uruguay	264	(4)	366	100.00%
(formerly Doneldon S.A.)	Intergroup transactions		(158)	(158)	traded
			366	362
					Not publicly
Futuros y Opciones.Com S.A.	Shares	972,612	47	31	Traded	Brokerage	Argentina	2	43	78	59.59%
			47	31
					Not publicly
Amauta Agro S.A. (formerly FyO Trading S.A.)	Shares	505,603	1	1	Traded	Brokerage	Argentina	23	1	24	2.20%
			1	1

Helmir S.A.	Shares	548,347,685	368	342	Not publicly traded	Investment	Uruguay	91	19	368	100.00%
	Intergroup transactions		(4)	-
			364	342

Sociedad Anónima Carnes Pampeanas S.A.	Shares	218,487,588	23	52	Not publicly traded	Agroindustrial	Argentina	220	(93)	23	99.318%
			23	52

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.17	Value recorded as of 06.30.16	Market value as of 03.31.17	Issuer's information					Interest in common Shares
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common Shares (nominal value)	Income (loss) for the period	Shareholders' equity

IRSA Inversiones y Representaciones	Shares	364,518,521	2,304	704	29.20	Real Estate	Argentina	575	2,152	3,635	63.38%
Sociedad Anónima	Intergroup transactions		(222)	(222)
	Higher value		92	122
	Goodwill		14	14
			2,188	618
Total Subsidiaries			4,574	2,504

Associates
					Not publicly	Warehousing
Granos Olavarría S.A.	Shares	11,264	2	1	traded	and	Argentina	1	43	71	2.20%
			2	1		Brokerage
					Not publicly
Agromanagers S.A. (i)	Shares	(i)	-	3	traded	Investment	Argentina	N/A	N/A	N/A	N/A
	Goodwill		-	1
			-	4

Agrofy S.A. (ii)	Shares	-	-	(3)	Not publicly traded	Advertising	Argentina	N/A	N/A	N/A	N/A
			-	(3)

Agrouranga S.A.	Shares	893,069	32	43	Not publicly traded	Agricultural	Argentina	3	30	89	35.72%
	Higher value		11	11
			43	54
Total Associates			45	56
Total Investments in subsidiaries, associates and joint ventures as of 03.31.17			(*) 4,619	-
Total Investments in subsidiaries, associates and joint ventures as of 06.30.16			-	(*) 2,560
(*)
Includes a balance of Ps. (3) reflecting interests in companies with negative equity as of June 30, 2016 which are reclassified to “Provisions” (Note 17).
(i)
During September 2016 Agro Managers S.A. merged into the Company (Note 25).
(ii)
During February 2017 the Company sold its equity interest in Agrofy Global.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Investment properties

Changes in Company’s investment properties for the nine-month period ended as of March 31, 2017 and for the fiscal year ended June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Costs	14	15
Accumulated depreciation	(5)	(4)
Net book amount	9	11

Beginning of the period / year	9	11
Additions	-	1
Reclassification to property, plant and equipment	(8)	(1)
Disposals	-	(1)
Depreciation charges (i)	-	(1)
End of the period / year	1	9

Costs	6	14
Accumulated depreciation	(5)	(5)
Net book amount	1	9

(i)
Depreciation charges of investment property were included in “Costs” in the Statement of Income / (Operations) (Note 22).

The following amounts have been recognized in the statement of income / (operations):

	March 31, 2017	March 31, 2016
Rental and service income	4	16
Direct operating expenses	5	5

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2017 and for the fiscal year ended June 30, 2016 were as follows:

	Owner-occupied farmland (ii)	Others	March 31, 2017	June 30, 2016
Costs	530	50	580	546
Accumulated depreciation	(64)	(28)	(92)	(75)
Net book amount	466	22	488	471

Opening net book amount	466	22	488	471
Additions	58	13	71	33
Reclassifications of investment properties	8	-	8	1
Disposals	(14)	-	(14)	-
Depreciation charges (i) (Note 22)	(10)	(5)	(15)	(17)
Closing net book amount	508	30	538	488

Costs	582	63	645	580
Accumulated depreciation	(74)	(33)	(107)	(92)
Net book amount	508	30	538	488

(i)
For the nine-month period ended March 31, 2017, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 14 under the line item “Cost” in the Statement of Income / (Operations). For the fiscal year ended June 30, 2016, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 16 under the line item “Cost” in the Statement of Income / (Operations).
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes of the Company’s intangible assets for the nine-month period ended as of March 31, 2017 and for the year ended as of June 30, 2016 were as follows:

	Computer software	Rights of use	March 31, 2017	June 30, 2016
Costs	1	20	21	21
Accumulated amortization	-	(4)	(4)	(3)
Net book amount	1	16	17	18

Opening net book amount	1	16	17	18
Additions	2	-	2	-
Amortization charges (i)	(1)	(1)	(2)	(1)
Closing net book amount	2	15	17	17

Costs	3	20	23	21
Accumulated amortization	(1)	(5)	(6)	(4)
Net book amount	2	15	17	17

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income / (Operations). There is no impairment charges for any of the periods presented.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets

Changes in the Company’s biological assets for the nine-month period ended March 31, 2017 and for the year ended as of June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	919	459
Increase due to purchases	29	12
Initial recognition and changes in the fair value of biological assets	858	1,110
Decrease due to harvest	(530)	(522)
Decrease due to sales	(151)	(137)
Decrease due to consumption	(2)	(3)
End of the period / year	1,123	919

The following tables present the Company’s biological assets that are measured at fair value as of March 31, 2017 and June 30, 2016 and their allocation to the fair value hierarchy:

		March 31, 2017
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		46	-	46
Breeding cattle	Production	-		478	-	478
Other cattle	Production	-		9	-	9
Other biological assets (i)	Production	9		-	-	9
Total non-current biological assets		9		533	-	542

Breeding cattle	Consumable	-		82	-	82
Sown land-crops	Production	1	(i)	-	497	498
Other cattle	Consumable	-		1	-	1
Total current biological assets		1		83	497	581
Total biological assets		10		616	497	1,123

		June 30, 2016
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		49	-	49
Breeding cattle	Production	-		413	-	413
Other cattle	Production	-		9	-	9
Other biological assets (i)	Production	6		-	-	6
Total non-current biological assets		6		471	-	477

Breeding cattle	Consumable	-		75	-	75
Other cattle	Consumable	-		1	-	1
Sown land-crops	Production	10	(i)	-	356	366
Total current biological assets		10		76	356	442
Total biological assets		16		547	356	919

(i)
Biological assets that have no significant growth, valued at cost, since it is considered that this value is similar to fair value.

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets (Continued)

The following table presents the changes in Level 3 biological assets for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016:

Sown land-crops with significant biological growth
As of June 30, 2015	40
Initial recognition and changes in the fair value of biological assets	838
Decrease due to harvest	(522)
As of June 30, 2016	356
Initial recognition and changes in the fair value of biological assets	671
Decrease due to harvest	(530)
As of March 31, 2017	497

When no quoted prices are available in an active market, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

Level 3

Description	Model	Parameters	Ranges / Values	Unit of measurement
Corn	Discounted cash flows	Yields	1.50 – 11.91	Tn/ha
		Future sale prices	2,286 – 2,743	Ps./Tn
		Selling expenses	377 – 1,630	Ps./Tn
		Operating cost	1,211 – 12,145	Ps./ha
Soybeans	Discounted cash flows	Yields	0.96 – 5.77	Tn/ha
		Future sale prices	3,582 – 3,759	Ps./Tn
		Selling expenses	428 – 1,492	Ps./Tn
		Operating cost	668 – 8,154	Ps./ha
Others	Discounted cash flows	Yields	0.5 – 32	Tn/ha
		Future sale prices	262 – 10,465	Ps./Tn
		Selling expenses	761 – 1,484	Ps./Tn
		Operating cost	1,608 – 11,718	Ps./ha

See information on the sensitivity of fair value valuation to changes in material non-observable input data in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets (Continued)

During the nine-month period ended March 31, 2017 and the year ended June 30, 2016 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2016.

As of March 31, 2017 and June 30, 2016, the better and maximum use of biological assets shall not significantly differ from the current use.

11.
Inventories

Breakdown of Company’s inventories as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Current
Crops	97	290
Materials and supplies	90	93
Seeds and fodders	48	108
Total inventories	235	491

As of March 31, 2017 and June 30, 2016 the cost of inventories recognized as expense amounted to Ps. 623 and Ps. 649, respectively and they have been included in “Costs”.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Consolidated Financial Statements as of June 30, 2016.

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2017 and June 30, 2016 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
March 31, 2017		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful account of trade and other receivables) (Note 13)	263	-	-	-	263	243	506
Derivative financial instruments:
- Crops options	-	7	-	-	7	-	7
- Crops futures	-	29	-	-	29	-	29
Restricted assets (i)	46	-	-	-	46	-	46
Cash and cash equivalents:
- Cash on hand and at bank	4	-	-	-	4	-	4
- Short term investments	-	10	-	-	10	-	10
Total	313	46	-	-	359	243	602

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 16)	335	-	-	-	335	58	393
Borrowings (excluding finance lease liabilities) (Note 18)	4,805	-	-	-	4,805	-	4,805
Finance leases (Note 18)	2	-	-	-	2	-	2
Total	5,142	-	-	-	5,142	58	5,200

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2016		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful account of trade and other receivables) (Note 13)	288	-	-	-	288	108	396
Investment in financial assets:
- Mutual funds	-	15	-	-	15	-	15
- Government bonds	-	7	-	-	7	-	7
Derivative financial instruments:
- Foreign-currency contracts	-	-	15	-	15	-	15
Cash and cash equivalents:
- Cash on hand and at bank	8	-	-	-	8	-	8
- Short term investments	-	3	-	-	3	-	3
Total	296	25	15	-	336	108	444

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 16)	291	-	-	-	291	15	306
Borrowings (excluding finance lease liabilities) (Note 18)	4,316	-	-	-	4,316	-	4,316
Derivative financial instruments:
- Foreign-currency contracts	-	-	9	-	9	-	9
- Crops futures	-	14	-	-	14	-	14
Total	4,607	14	9	-	4,630	15	4,645

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Consolidated Financial Statements as of June 30, 2016.

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Non-current
Loans	2	-
Total non-current other receivables	2	-
Total non-current trade and other receivables	2	-
Current
Receivables from sale of agricultural products and services	82	68
Debtors under legal proceedings	9	9
Less: allowance for doubtful accounts	(9)	(8)
Total current trade receivables	82	69
Prepayments	120	43
Tax credits	119	60
Loans	8	5
Advance payments	4	5
Others	18	7
Total current other receivables	269	120
Related parties (Note 26)	144	199
Total current trade and other receivables	495	388
Total trade and other receivables	497	388

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
13.
Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 29.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2016.

Movements on the Company’s allowance for doubtful accounts are as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	8	8
Charges	1	-
End of the period / year	9	8

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income / (Operations) (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the nine-month period ended as of March 31, 2017 and 2016:

	March 31, 2017	March 31, 2016
Profit / (Loss) for the period	1,032	(895)
Adjustments for:
Income tax expense	(157)	(294)
Depreciation and amortization	16	15
Gain from disposal of farmlands	(72)	-
Share based payments	2	3
Unrealized gain from derivative financial instruments of commodities	(45)	-
Gain from derivative financial instruments (except commodities)	(9)	(155)
Changes in fair value of financial assets at fair value through profit or loss	(4)	(81)
Accrued interest, net	151	245
Unrealized initial recognition and changes in the fair value of biological assets	(638)	(655)
Changes in the net realizable value of agricultural products after harvest	80	(135)
Provisions	34	12
Gain from repurchase of Non-convertible Notes	(19)	-
Gain from disposal of associates, subsidiaries and joint ventures	(7)	(66)
Share of (profit) / loss of subsidiaries, associates and joint ventures	(1,302)	362
Unrealized foreign exchange loss, net	78	1,303
Changes in operating assets and liabilities:
Decrease in biological assets	434	120
Decrease in inventories	176	276
Increase in trade and other receivables	(108)	(178)
Increase in derivative financial instruments	(3)	(1)
(Decrease) / Increase in trade and other payables	(19)	74
(Decrease) / Increase in payroll and social security liabilities	(4)	8
Net cash used in operating activities before income tax paid	(384)	(42)

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the nine-month period ended as of March 31, 2017 and 2016:

	03.31.17	03.31.16
Non-cash activities
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	(64)	(36)
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	838	703
Decrease in interest in subsidiaries, associates and joint ventures due to the reserve for tender offer to non-controlling interests	-	121
Increase of interest in subsidiaries, associates and joint ventures through an increase in reserve for share based payments	5	10
Increase of interest in subsidiaries, associates and joint ventures through an increase in interest in other comprehensive income	-	31
Increase in trade and other receivables through a decrease in property, plant and equipment	(10)	-
Increase in property, plant and equipment through an increase in trade and other payables	(1)	-
Decrease in trade and other payables through an increase in borrowings	(5)	-
Dividends not collected	(8)	(1)
Stock plan granted	(5)	(5)
Distribution of treasury shares	(7)	-
Repayment of non-convertible notes through a decrease in other receivables	-	(22)

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Shareholders’ Equity

	Cost of treasury shares	Changes in interest in subsidiaries	Cumulative translation adjustment	Reserve forshare based compensation	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Other subsidiaries reserves	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2016	(32)	64	806	95	31	(6)	(24)	23	32	989
Adjustment due to change to accounting standards	-	-	-	-	-	-	-	-	-	-
Adjusted balances as of June 30, 2016	(32)	64	806	95	31	(6)	(24)	23	32	989
Other comprehensive income / (loss) for the period	-	-	838	-	-	(18)	48	-		868
Total comprehensive income / (loss) for the period	-	-	838	-	-	(18)	48	-		868
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on October 31, 2016:
-Share Distribution	7	-	-	-	-	-		-	(7)	-
- Release of reserve for future dividends	-	-	-	-	(31)	-		-	-	(31)
Equity-settled compensation	-	-	-	10	-	-		-	-	10
Equity incentive plan granted	-	-	-	(5)	-	-		-	-	(5)
Changes in interest in subsidiaries	-	(98)	-	-	-	-		-	-	(98)
Balance as of March 31, 2017	(25)	(34)	1,644	100	-	(24)	24	23	25	1,733

	Cost of treasury shares	Changes in interest in subsidiaries	Cumulative translation adjustment	Reserve forshare based compensation	Reserve for future dividends	Reserve for defined benefit plans	Reserve for tender offer to non-controlling shareholders	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2015	(32)	-	463	82	-	-	-	32	545
Adjustment due to change to accounting standards	-	-	(3)	-	-	-	-	-	(3)
Adjusted balances as of June 30, 2015	(32)	-	460	82	-	-	-	32	542
Other comprehensive Income / (loss) for the period	-	-	703	-	-	(3)	-	8	708
Total comprehensive Income / (loss) for the period	-	-	703	-	-	(3)	-	8	708
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on October 30 and November 26, 2015:
- Reserve for future dividends	-	-	-	-	31	-	-	-	31
Equity-settled compensation	-	-	-	13	-	-	-	-	13
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in interest in subsidiaries	-	(284)	-	-	-	-	-	-	(284)
Reserve for tender offer to non-controlling shareholders	-	-	-	-	-	-	(121)	-	(121)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	26	26
Cumulative translation adjustment for interest held before business combination	-	-	(91)	-	-	-	-	-	(91)
Balance as of March 31, 2016	(32)	(284)	1,072	90	31	(3)	(121)	66	819

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Non-current
Tax on shareholders’ personal assets	-	1
Total non-current other payables	-	1
Total non-current trade and other payables	-	1
Current
Trade payables	151	124
Provisions	81	136
Sales, rent and services payments received in advance	32	4
Total current trade payables	264	264
Taxes payable	26	10
Others	44	-
Total current other payables	70	10
Related parties (Note 26)	59	31
Total current trade and other payables	393	305
Total trade and other payables	393	306

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 29.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Investments in subsidiaries, associates and joint ventures (i)	Total
As of June 30, 2015	4	8	12
Additions	3	3	6
Used during the period	-	(8)	(8)
As of June 30, 2016	7	3	10
Used during the period	(1)	-	(1)
Disposals	-	(3)	(3)
As of March 31, 2017	6	-	6
(i)
Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Provisions (Continued)

The breakdown of total provisions is as follows:

	March 31, 2017	June 30, 2016
Non-current	5	10
Current	1	-
	6	10

18.
Borrowings

The detail of the Company’s borrowings as of March 31, 2017 and June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Non-current
Non-convertible notes	2,615	2,975
Bank loans and others	676	175
Finance leases obligations	1	-
Total non-current borrowings	3,292	3,150

Current
Non-convertible notes	246	676
Bank loans and others	1,219	376
Bank overdrafts	49	114
Finance leases obligations	1	-
Total current borrowings	1,515	1,166
Total borrowings	4,807	4,316

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Borrowings (Continued)

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in million)	March 31, 2017	June 30, 2016
Non-current
CRESUD NCN Class XIV due 2018 (i)	Unsecured	US$	Fixed	1.50%	32	234	481
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	1,547	1,649
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	503	510
CRESUD NCN Class XXII due 2019 (v)	Unsecured	US$	Fixed	4.00%	22	331	335
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor 6M + 300 bps or 6% (the higher)	20	141	172
Loan from Banco Río	Unsecured	US$	Fixed	5.60%	40	535	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	-	3
Finance lease obligations	Secured	US$	Fixed	12.08%	-	1	-
Total non-current borrowings						3,292	3,150

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in million)	March 31, 2017	June 30, 2016
Current
CRESUD NCN Class XIV due 2018 (ii)	Unsecured	US$	Fixed	1.50%	32	234	-
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	10	10
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	3	2
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	171	-	189
CRESUD NCN Class XX due 2017 (iv)	Unsecured	US$	Fixed	2.50%	18	-	278
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Floating	Badlar + 375 bps	192	(1)	197
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor 6M + 300 bps or 6% (the higher)	20	37	28
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	3	7
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.50%	2	31	-
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.25%	5	77	-
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.75%	18	277	-
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.00%	8	120	-
Loans from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	23%	50	-	17
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	3.50%	15	-	225
Loans from Banco Río	Unsecured	US$	Fixed	5.60%	40	68	-
Loans from Banco Río	Unsecured	US$	Fixed	2.00%	10	154	-
Loans from Superville	Unsecured	US$	Fixed	2.50%	3	46	-
Loans from Banco ICBC	Unsecured	US$	Fixed	2.45%	20	308	-
Related parties borrowings (Note 26)	Unsecured	US$	Fixed	4.21%	5	98	99
Bank overdrafts	Unsecured	Ps.	Fixed	31.08%	-	49	114
Finance lease obligations	Secured	US$	Fixed	9.70%	-	1	-
Total current borrowings						1,515	1,166
Total borrowings						4,807	4,316

(i)
Includes an outstanding balance of Ps. 28 and Ps. 28 with ERSA, as of 03.31.17 and 06.30.16, respectively.
(ii)
Includes an outstanding balance of Ps. 12, Ps. 153 and Ps. 16 with ERSA, IRSA CP and PAMSA, respectively, as of 03.31.17. Includes an outstanding balance of Ps. 12, Ps. 133 and Ps. 16 with ERSA, IRSA CP and PAMSA, respectively, as of 06.30.16.
(iii)
Includes an outstanding balance of Ps. 8 and Ps. 8 with IRSA CP as of 03.31.17 and 06.30.16, respectively.
(iv)
Includes an outstanding balance of Ps. 35, Ps. 21 and Ps. 99 with ERSA, IRSA CP and PAMSA, respectively, as of 06.30.16.
(v)
Includes an outstanding balance of Ps. 16 and Ps. 15 with IRSA CP as of 03.31.17 and 06.30.16, respectively.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value that is nominal value plus accrued interest.

Book value of borrowings denominated in foreign currencies is detailed in Note 29.

The fair values of non-current borrowings at fixed rate (excluding finance leases) are as follows:

	March 31, 2017	June 30, 2016
CRESUD NCN Class XIV due 2018	492	433
CRESUD NCN Class XVI due 2018	1,676	1,426
CRESUD NCN Class XVIII due 2019	518	426
CRESUD NCN Class XXII due 2019	350	287
Bank loans	594	-
Total	3,630	2,572

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	March 31, 2017	March 31, 2016
Deferred income tax	157	294
Income tax	157	294

The gross movements on the deferred income tax account were as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	757	447
Charged to the Statement of Income / (Operations)	157	310
End of the period / year	914	757

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Taxation (Continued)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	March 31, 2017	March 31, 2016
Tax calculated at the tax applicable tax rate in effect	(306)	416
Permanent differences:
Share of profit/(loss) in subsidiaries, associates and joint ventures	456	(127)
Non-taxable income	-	11
Miscellaneous permanent differences	7	(6)
Income tax	157	294

20.
Revenues

	March 31, 2017	March 31, 2016
Crops	724	539
Cattle	173	146
Dairy	67	44
Supplies	4	5
Leases and agricultural services	4	16
Total revenues	972	750

21.
Costs

	March 31, 2017	March 31, 2016
Crops	1,191	761
Cattle	277	198
Dairy	136	95
Supplies	1	3
Leases and agricultural services	5	5
Other costs	7	7
Total costs	1,617	1,069

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Expenses by nature

For the nine-month period ended as of March 31, 2017:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labors	1	624	-	-	-	625
Leases and expenses	-	2	-	4	-	6
Amortization and depreciation (i)	1	11	2	2	-	16
Doubtful accounts (charge and recovery)	-	-	-	-	1	1
Changes in biological assets and agricultural products	825	-	-	-	-	825
Advertising, publicity and other selling expenses	-	-	-	-	6	6
Maintenance and repairs	-	23	-	7	-	30
Payroll and social security liabilities	1	75	4	82	7	169
Fees and payments for services	-	6	-	13	-	19
Freights	-	18	-	-	158	176
Bank commissions and expenses	-	1	-	3	3	7
Travel expenses and stationery	-	10	1	4	-	15
Conditioning and clearance	-	-	-	-	34	34
Director’s fees	-	-	-	18	-	18
Taxes, rates and contributions	-	12	-	-	35	47
Export expenses	-	-	-	-	1	1
Total expenses by nature	828	782	7	133	245	1,995

(i)
Includes Ps. 1 corresponding to shared services amortization.

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Expenses by nature (Continued)

For the nine-month period ended as of March 31, 2016:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labors	2	386	-	-	-	388
Leases and expenses	-	1	-	3	-	4
Amortization and depreciation (i)	1	9	2	3	-	15
Changes in biological assets and agricultural products	562	-	-	-	-	562
Advertising, publicity and other selling expenses	-	-	-	-	1	1
Maintenance and repairs	4	10	-	3	-	17
Payroll and social security liabilities	1	58	4	57	4	124
Fees and payments for services	-	3	1	12	-	16
Freights	-	9	-	-	74	83
Bank commissions and expenses	-	-	-	2	4	6
Travel expenses and stationery	-	8	-	2	-	10
Conditioning and clearance	-	-	-	-	19	19
Director’s fees	-	-	-	17	-	17
Taxes, rates and contributions	-	8	-	-	24	32
Export expenses	-	-	-	-	25	25
Total expenses by nature	570	492	7	99	151	1,319

(i)
Includes Ps. 1 corresponding to shared services amortization.

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Other operating results, net

	March 31, 2017	March 31, 2016
Administration fees	1	2
Gain from commodity derivative financial instruments	45	-
Tax on shareholders’ personal assets	-	(7)
Contingencies	(2)	(3)
Gain from disposal of associates, subsidiaries and/or joint ventures	7	66
Others	(4)	-
Total other operating results, net	47	58

24.
Financial results, net

	March 31, 2017	March 31, 2016
Finance income:
- Interest income	15	8
- Foreign exchange gains	4	95
Finance income	19	103

Finance costs:
- Interest expenses	(166)	(253)
- Foreign exchange losses	(107)	(1,332)
- Other financial costs	(22)	(18)
Finance costs	(295)	(1,603)

Other financial results, net:
- Fair value gains of financial assets at fair value through profit or loss	4	81
- Gain from derivative financial instruments (except commodities)	9	155
- Gain from repurchase of NCN	19	-
Total other financial results, net	32	236
Total financial results, net	(244)	(1,264)

25.
Merger with Agro Managers S.A.

During September 2016, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Agro Managers S.A. whereby the Company would be the absorbent Company and Agro Managers would be the absorbed Company.

The effect of the merge with Agro Managers S.A. would have had on the Statement of Financial Position as of June 30, 2016 and Statements of Comprehensive Income and Statements of Cash Flows as of March 31, 2016 were no significant.

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions

See description of the main transactions conducted with related parties in Note 35 to the Consolidated Financial Statements as of June 30, 2016.

The following is a summary of the balances with related parties as of March 31, 2017:

Related party	Description of transaction	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries
IRSA Inversiones y Representaciones S.A	Corporate services	1	-	-	-
	Leases	-	(5)	-	-
	Reimbursement of expenses	18	-	-	-
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	Reimbursement of expenses	4	(7)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	1	(1)	-	-
	Sale of goods and/or services	16	-	-	-
Helmir S.A.	Financial operations	-	-	-	(98)
Ombú Agropecuaria S.A.	Administration fees	3	-	-	-
	Reimbursement of expenses	1	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	(4)	-	-
	Reimbursement of expenses	1	-	-	-
	MAT operations	37	-	-	-
	Sale of suppliers	-	(1)	-	-
Total Subsidiaries		88	(18)	-	(98)

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Associates
Agro-Uranga S.A.	Dividends receivables	9	-	-	-
Total Associates		9	-	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	20	-	-	-
	Non-convertible notes	-	-	(176)	(1)
	Corporate services	-	(7)	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	(26)	(14)
Panamerican Mall S.A.	Non-convertible notes	-	-	(16)	-
Amauta Agro S.A. (formerly FyO Trading S.A.)	Purchase of goods and/or services	-	(3)	-	-
	Reimbursement of expenses	1	-	-	-
Total Subsidiaries of the subsidiaries		21	(10)	(218)	(15)

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Provisions for management fees	-	(22)	-	-
San Bernardo de Córdoba S.A.	Leases paid in advance	-	(1)	-	-
Other Related parties		-	(23)	-	-

Parent company
Inversiones Financieras del Sur S.A.	Financial operations	26	-	-	-
Total Parent company		26	-	-	-
Directors and Senior Management
Directors and Senior Management	Director's fees	-	(8)	-	-
Total Directors and Senior Management		-	(8)	-	-
		144	(59)	(218)	(113)

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	Corporate services	23	-	-	-
	Leases	-	(3)	-	-
	Share based payments	-	(1)	-	-
	Reimbursement of expenses	5	-	-	-
Brasilagro Companhia Brasileira de Propriedades	Reimbursement of expenses	2	(4)	-	-
Agrícolas (“Brasilagro”)	Dividends receivables	4	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	1	-	-	-
	Sale of goods and/or services	4	-	-	-
Helmir S.A.	Financial operations	-	-	-	(99)
Ombú Agropecuaria S.A.	Administration fees	4	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	65	-	-	-
	MAT operations	-	(13)	-	-
	Sale of suppliers	-	(1)	-	-
Total Subsidiaries		114	(22)	-	(99)

Associates
Agro-Uranga S.A.	Dividends receivables	1	-	-	-
Total Associates		1	-	-	-

37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	25	-	-	-
	Share based payments	-	(1)	-	-
	Non-convertible notes	-	-	(156)	(21)
	Corporate services	44	-	-	-
	Leases	-	(1)	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	(40)	(35)
Panamerican Mall S.A.	Non-convertible notes	-	-	(16)	(99)
Amauta Agro S.A. (formerly FyO Trading S.A.)	Purchase of goods and/or services	-	(4)	-	-
	Contributions to be paid in	-	(1)	-	-
Total Subsidiaries of the subsidiaries		69	(7)	(212)	(155)

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	2	-	-	-
Total Other Related Parties		2	-	-	-

Parent company
Inversiones Financieras del Sur S.A.	Financial operations	13	-	-	-
Total Parent Company		13	-	-	-

Directors and Senior Management
Directors	Director’s fees	-	(2)	-	-
Total Directors and Senior Management		-	(2)	-	-
		199	(31)	(212)	(254)

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2017:

Related party	Leases and/or rights of use	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management	Management fees
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	(1)	-	-	35	-	-	-	-
Futuros y Opciones.Com S.A.	-	-	(3)	-	-	-	-	1
Amauta Agro S.A. (formerlyFyO Trading S.A.)	-	1	(16)	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	68	-	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	(5)	-	-
Total Subsidiaries	(1)	69	(19)	35	-	(5)	-	1

Associates
Agro-Uranga S.A.	-	3	-	-	-		-	-
Total Associates	-	3	-	-	-		-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(2)	-	-
Panamerican Mall S.A.	-	-	-	-	-	(4)	-	-
IRSA Propiedades Comerciales S.A.	(3)	-	-	93	-	(6)	-	-
Granos Olavarría S.A.	-	119	-	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(3)	119	-	93	-	(12)	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(2)	-	-	-
Consultores Asset Management S.A. (CAMSA)	-	-	-	-	-	-	-	(115)
San Bernardo de Córdoba S.A.	(1)	-	-	-	-	-	-	-
Total Other related parties	(1)	-	-	-	(2)	-	-	(115)

Parent company
Inversiones Financieras del Sur S.A.	-	-	-	-	-	13	-	-
Total Parent Company	-	-	-	-	-	13	-	-

Directors and Senior Management
Directors	-	-	-	-	-	-	(18)
Senior Management	-	-	-	-	-	-	(5)	-
Total Directors and Senior Management	-	-	-	-	-	-	(23)	-
	(5)	191	(19)	128	(2)	(4)	(23)	(114)

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2016:

Related party	Leases and/or rights of use	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(2)	-	-	24	-	13	-
Futuros y Opciones.Com S.A.	-	-	(7)	-	-	-	-
FyO Trading S.A.	-	2	(8)	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	73	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	1	-
Total Subsidiaries	(2)	75	(15)	24	-	14	-
Associates
Agro-Uranga S.A.	-	2	-	-	-	-	-
Total Associates	-	2	-	-	-	-	-
Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(15)	-
Panamerican Mall S.A.	-	-	-	-	-	(38)	-
IRSA Propiedades Comerciales S.A.	(2)	-	-	64	-	(10)	-
Granos Olavarría S.A.	-	9	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(2)	9	-	64	-	(63)	-
Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	-	-	(2)	-
Total Associates of the subsidiaries	-	-	-	-	-	(2)	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(1)	-	-
Total Other related parties	-	-	-	-	(1)	-	-
Parent Company
Inversiones Financieras del Sur S.A.	-	-	-	-	-	5	-
Total Parent Company	-	-	-	-	-	5	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(17)
Senior Management	-	-	-	-	-	-	(5)
Total Directors and Senior Management	-	-	-	-	-	-	(22)
	(4)	86	(15)	88	(1)	(46)	(22)

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 28 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 29 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

28.
Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 03.31.17	Total as of 03.31.16
Beginning of the year	547	491	-	1,038	744

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	192	-	-	192	158

Changes in net realizable value of agricultural products after harvest	-	(80)	-	(80)	135

Increase due to harvest	-	592	-	592	167
Purchases and classifications	29	333	-	362	247
Consume	(1)	(429)	-	(430)	(238)
Expenses incurred	-	-	5	5	5
End of the period	(616)	(235)	-	(851)	(648)
Costs as of 03.31.17	151	672	5	828	-
Costs as of 03.31.16	115	450	5	-	570

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2017 and June 30, 2016 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.17	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Cash and cash equivalents
US Dollar	-	15.79	6	1	14.94	9
Total cash and cash equivalents			6			9

Trade and other receivables
US Dollar	4	15.79	64	1	14.94	8
Receivables with related parties:
US Dollar	2	15.89	38	1	15.04	15
Brazilian Reais	-	-	-	1	4.20	4
Total trade and other receivables			102			27

Liabilities
Trade and other payables
US Dollar	6	15.89	97	2	15.04	29
Payables with related parties:
US Dollar	-	15.89	3	-	15.04	9
Brazilian Reais	1	5.40	7	1	4.40	4
Total trade and other payables			107			42

Derivative financial instruments
US Dollar	-	-	-	1	15.04	14
Total derivative instruments			-			14

Borrowings
US Dollar	299	15.89	4,755	252	15.04	3,789
Total borrowings			4,755			3,789

(1)
Exchange rate as of March 31, 2017 according to Banco Nación Argentina records.
(2)
Exchange rate as of June 30, 2016 according to Banco Nación Argentina records.

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

31.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 549 whose treatment is being considered by the Board of Directors and the respective Management.

32.
Subsequent events

See subsequent events in Note 36 to the Unaudited Condensed Interim Consolidated Financial Statements.

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.
Receivables and liabilities by maturity date.

Items		Past due (Point 3.a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)								Total
		03.31.17	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	118	-	377	-	-	-	2	-	-	-	497
	Income tax credit and deferred income tax	-	-	964	-	-	34	-	-	-	-	-	998
	Total	-	118	964	377	-	34	-	2	-	-	-	1,495
Liabilities	Trade and other payables	-	19	-	353	-	21	-	-	-	-	-	393
	Borrowings	-	-	-	436	380	307	392	2,217	551	416	108	4,807
	Payroll and social security liabilities	-	-	-	17	57	-	7	-	-	-	-	81
	Provisions	-	1	5	-	-	-	-	-	-	-	-	6
	Total	-	20	5	806	437	328	399	2,217	551	416	108	5,287

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2017
Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	395	100	495	-	2	2	395	102	497
	Income tax credit and deferred income tax	34	-	34	964	-	964	998	-	998
	Total	429	100	529	964	2	966	1,393	102	1,495
Liabilities	Trade and other payables	286	107	393	-	-	-	286	107	393
	Borrowings	52	1,463	1,515	-	3,292	3,292	52	4,755	4,807
	Payroll and social security liabilities	81	-	81	-	-	-	81	-	81
	Provisions	1	-	1	5	-	5	6	-	6
	Total	420	1,570	1,990	5	3,292	3,297	425	4,862	5,287

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2017 there are no receivable and liabilities subject to adjustment clause.

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2017
Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	-	-	495	495	-	-	2	2	-	-	497	497
	Income tax credit and deferred income tax	-	-	34	34	-	-	964	964	-	-	998	998
	Total	-	-	529	529	-	-	966	966	-	-	1,495	1,495
Liabilities	Trade and other payables	-	-	393	393	-	-	-	-	-	-	393	393
	Borrowings	1,409	39	67	1,515	3,157	141	(6)	3,292	4,566	180	61	4,807
	Payroll and social security liabilities	-	-	81	81	-	-	-	-	-	-	81	81
	Provisions	-	-	1	1	-	-	5	5	-	-	6	6
	Total	1,409	39	542	1,990	3,157	141	(1)	3,297	4,566	180	541	5,287

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N° 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propriedades Agrícolas (1)	Brazil	Agricultural	40.94%
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real State	63.38% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.32%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*)
All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propriedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
The effect of treasury shares as of March 31, 2017 was not considered.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 26.

6.
Loans to directors.

See Note 26.

7.
Inventories.

The company conducts physical inventories once a fiscal year in the most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2016 and 2015.

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law
N° 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2016 and 2015.

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	643	526
Vehicles	Third parties, theft, fire and civil liability	38	12

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

49

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of March 31, 2017, and the unaudited condensed interim separate statements of income and comprehensive income for the nine-month and three-month period ended March 31, 2017, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2017 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 6 of these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of March 31, 2017, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,344,827 which was no callable at that date.

Autonomous City of Buenos Aires, May 12, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65

Buenos Aires, May 12, 2017 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first nine months of fiscal year 2017 ended March 31, 2017.

Change in Investment Property Valuation Method

On April 19, 2017, the Company decided to introduce a change to the valuation criteria of investment property (mainly, shopping malls, offices and land reserves) from acquisition cost to fair market value, in accordance with the International Financial Reporting Standards (IFRS).

The reason for this change is the need to adjust the valuation of investment property to its fair market value, for its amortized acquisition cost is not reflective of its economic substance.

The Company intends to recognize the effects of this change in its financial statements for the fourth quarter of the current fiscal year (June 30, 2017).

Consolidated Results

In ARS million	IIIQ 2017	IIIQ 2016	YoY Var	9M17	9M16	YoY Var
Revenues	19,027	17,598	8.1%	57,723	20,989	175.0%
Costs	(14,038)	(13,582)	3.4%	(42,485)	(16,112)	163.7%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	547	575	(4.9%)	1,468	1,164	26.1%
Changes in the fair value of agricultural products after harvest	(10)	17	-	(87)	131	-
Gross profit	5,526	4,608	19.9%	16,619	6,172	169.3%
Gain from disposal of investment properties	106	33	221.2%	209	1,055	(80.2%)
Gain from disposal of farmlands	21	-	-	93	-	-
General and administrative expenses	(1,104)	(601)	83.7%	(3,123)	(1,000)	212.3%
Selling expenses	(3,608)	(2,486)	45.1%	(10,612)	(2,770)	283.1%
Other operating results, net	(161)	(58)	177.6%	(119)	108	-
Management fees	(11)	-	-	(115)	-
Profit from operations	769	1,496	(48.6%)	2,952	3,565	(17.2%)
Share of loss of associates and joint ventures	(214)	(156)	37.2%	(163)	(559)	-
Profit from operations before financing and taxation	555	1,340	(58.6%)	2,789	3,006	(7.2%)
Financial results, net	(180)	(1,430)	(87.4%)	(2,586)	(4,377)	(40.9%)
Profit / (loss) before income tax	375	(90)	-	203	(1,371)	-
Income tax	(239)	45	-	256	34	652.9%
Profit / (loss) for the period from continuing operations	136	(45)	-	459	(1,337)	-
(Loss) / profit from discontinued operations after income tax	(441)	(168)	162.5%	3,056	(168)	-
Profit / (loss) for the period	(305)	(213)	43.2%	3,515	(1,505)	-
Attributable to:
Cresud’s Shareholders	115	(164)	-	1,034	(936)	.-
Non-controlling interest	(420)	(49)	(82.3%)	2,481	(569)	-.

The Company’s consolidated results reflect in all lines the material accounting impact of the consolidation of the investment made by our subsidiary IRSA Inversiones y Representaciones S.A. in the Israeli holding company IDB Development Corporation since IIQ16. Revenues and profits from operations for the first 9 months of 2017 reached ARS 57,723 million and ARS 2,952 million, respectively. In turn, the Company recorded net income of ARS 3,515 million (ARS 220 million attributable to CRESUD’s shareholders) for the 9-month period of 2017, mainly explained by the results delivered by the operations center in Israel of our urban subsidiary IRSA Inversiones y Representaciones S.A., reflecting the sale of the agrochemical company Adama and the increase in the listing price of Clal Insurance company, recorded at fair value.

1

Description of Operations by Segment

	9M 2017
		Urban Properties and Investments
	Agricultural	Argentina	Israel	Subtotal	Total	Var 9M17 vs. 9M16
Revenues	2,666	3,111	51,030	54,141	56,807	180.8%
Costs	(3,679)	(709)	(37,117)	(37,826)	(41,505)	170.5%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,476	-	-	-	1,476	25.8%
Changes in the fair value of agricultural products after harvest	(87)	-	-	-	(87)	(166.4%)
Gross profit	376	2,402	13,913	16,315	16,691	169.6%
Gain from disposal of investment properties	-	118	91	209	209	(80.2%)
Gain from disposal of farmlands	93	-	-	-	93	-
General and administrative expenses	(287)	(502)	(2,346)	(2,848)	(3,135)	210.7%
Selling expenses	(365)	(259)	(9,993)	(10,252)	(10,617)	282.6%
Management Fees	-	(52)	(63)	(115)	(115)	-
Other operating results, net	100	(30)	(183)	(213)	(113)	(198.3%)
(Loss) / profit from operations	(83)	1,677	1,419	3,096	3,013	(15.8%)
Share of (loss) / profit of associates	(2)	5	(155)	(150)	(152)	(72.6%)
Segment (loss) / profit	(85)	1,682	1,264	2,946	2,861	(5.4%)

2

	9M 2016
		Urban Properties and Investments
	Agricultural	Argentina	Israel	Subtotal	Total
Revenues	1,934	2,381	15,918	18,299	20,233
Costs	(2,539)	(592)	(12,214)	(12,806)	(15,345)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,173	-	-	-	1,173
Changes in the fair value of agricultural products after harvest	131	-	-	-	131
Gross profit	699	1,789	3,704	5,493	6,192
Gain from disposal of investment properties	-	1,055	-	1,055	1,055
General and administrative expenses	(197)	(392)	(420)	(812)	(1,009)
Selling expenses	(235)	(188)	(2,352)	(2,540)	(2,775)
Other operating results, net	20	110	(15)	95	115
Profit from operations	287	2,374	917	3,291	3,578
Share of profit / (loss) of associates	15	(606)	37	(569)	(554)
Segment profit	302	1,768	954	2,722	3,024

Agricultural Business

Period Summary

The 2017 season has been developing under the “El Niño” pattern in Argentina, with above-average rainfall rates. As of the date of these financial statements, we have completed harvesting of wheat and sunflower. Soybean harvesting has started and shows 34% degree of progress. Corn harvesting has also started, having advanced 11%. It should be noted that 80% of the corn we plant is late corn; therefore, harvesting will start by the end of June. Domestic prices for soybean and corn have remained stable.

In our farms in Bolivia, where we are able to develop two planting and harvesting cycles per year, both seasons have been fully harvested, including soybean, corn, and sorghum crops. Harvesting in our farms in Paraguay has progressed 72% for soybean, while corn harvesting has not started yet. In Brazil, soybean harvesting reached 96% complete, with higher yields than expected, whereas corn harvesting has advanced 50%.

As concerns land development and sale of farmlands, during this season we increased the area under development as compared to the previous seasons, in light of the more favorable macroeconomic conditions, while we also managed to consummate the sale of two farms comprising 2,615 hectares intended for agriculture in the Province of La Pampa (Argentina) for USD 6 million during the first quarter of 2017, and after the closing of the third quarter, we sold a fraction of 274 hectares in the Araucaria farm in Brazil for R$ 13.2 million, to be recorded in the next quarter.

3

Our Portfolio

Our portfolio is composed of 297,022 hectares in operation and 472,124 hectares of land reserves distributed among 4 countries in the region: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary Brasilagro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares:

Own and under Concession (*)(**)(***)

	Productive Lands		Land Reserves
	Agricultural	Cattle / Dairy	Under Development	Reserved	Total
Argentina	59,710	160,799	2,172	333,007	555,687
Brazil	41,422	14,258	10,710	75,055	141,436
Bolivia	11,406	-	-	1,126	12,533
Paraguay	7,261	2,167	1,553	48,510	59,490
Total	119,799	177,224	14,426	457,698	769,146
(*) Includes Brazil, Paraguay, Agro-Uranga at 35.723% and 132,000 hectares under concession. (**) Includes 85,000 hectares intended for sheep breeding. (***) Does not include double crops.

Leased[*)

	Agriculture	Cattle / Dairy	Other	Total
Argentina	44,114(*)	12,635	-	56,749
Brazil	23,762	-	2,956	26,718
Total	67,876	12,635	2,956	83,467
(*) Does not include double crops.

4

Agricultural Segment Income

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first quarter of fiscal year 2017 we sold “El Invierno” and “La Esperanza” farms comprising 2,615 hectares intended for agriculture, located in the district of “Rancul”, Province of La Pampa. The total transaction amount was USD 6 million (USD 2,294/hectare). These farms were valued at approximately ARS 13.5 million. Moreover, we received the balance proceeds of the sale of Brasilagro’s CREMAQ farm, consummated in fiscal year 2015. For all these reasons, profit from operations of this segment was ARS 85 million, and consequently, income from this segment increased ARS 93 million as compared to the same period of the previous fiscal year. After the closing, our subsidiary Brasilagro sold 274 hectares of land in the Araucaria farm in Brazil for R$ 13.2 million. The result will be recorded in the next period.

In ARS Million	IIIQ 2017	IIIQ 2016	YoY Var	9M17	9M16	YoY Var
Revenues	-	-		-	-	-
Costs	(2)	(3)	(33.3%)	(7)	(7)	0.0%
Gross loss	(2)	(3)	(33.3%)	(7)	(7)	0.0%
Gain from disposal of farmlands	21	-	-	93	-	-
Profit / (loss) from operations	19	(3)	-	85	(8)	-
Segment profit / (loss)	19	(3)	-	85	(8)	-

Area under Development (hectares)	Developed in 2015/2016	Projected for 2016/2017*
Argentina*	2,910	2,172
Brazil	4,415	9,601
Paraguay	1,364	1,553
Total	8,689	13,326
*2016/2017: Corresponds to Phase II transformation hectares.

●
During this season we expect to transform 13,326 hectares in the region: 9,601 hectares in Brazil; 1,553 hectares in Paraguay; and 2,172 hectares in Argentina. We increased the area under development compared with the figures announced at the start of the season due to the improvement in operating margins during this year, after the changes implemented by the government in the agricultural industry and the lower development costs in dollars.

II)
Agricultural Production

II.a) Crops and Sugarcane

Crops
In ARS Million	IIIQ 2017	IIIQ 2016	YoY Var	9M17	9M16	YoY Var
Revenues	226	223	1.3%	870	685	27.0%
Costs	(552)	(481)	14.8%	(1.683)	(1.164)	44.6%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	457	469	(2.6%)	1.043	785	32.9%
Changes in the fair value of agricultural products after harvest	(10)	17	-	(87)	131	-
Gross profit	121	228	(46.9%)	143	437	(67.3%)
General and administrative expenses	(46)	(41)	12.2%	(145)	(112)	29.5%
Selling expenses	(64)	(41)	56.1%	(233)	(147)	58.5%
Other operating results, net	88	(27)	-	103	18	472.2%
Profit / (loss) from operations	99	119	(16.8%)	(132)	196	-
Share of profit of associates	7	11	(36.4%)	11	17	(35.3%)
Segment profit / (loss)	106	130	(18.5%)	(121)	213	-

5

Sugarcane

In ARS Million	IIIQ 2017	IIIQ 2016	YoY Var	9M17	9M16	YoY Var
Revenues	6	18	(66.7%)	241	187	28.9%
Costs	(25)	(47)	(46.8%)	(382)	(315)	21.3%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	11	48	(77.1%)	186	185	0.5%
Changes in the fair value of agricultural products after harvest	-	-	-	-	-	-
Gross (loss) / profit	(8)	19	-	45	57	(21.1%)
General and administrative expenses	(12)	(9)	33.3%	(33)	(22)	50.0%
Selling expenses	(1)	(1)	0.0%	(4)	(5)	(20.0%)
Other operating results, net	-	-	-	(6)	1	-
(Loss) / profit from operations	(21)	9	-	2	31	(93.5%)
Share of profit / (loss) of associates and joint ventures	-	-	-	-	-	-
Segment (loss) / profit	(21)	9	-	2	31	(93.5%)

Operations

Production Volume (1)	9M17	9M16	9M15	9M14	9M13
Corn	242,641	186,847	231,764	79,677	89,355
Soybean	17,320	26,758	57,202	72,486	59,554
Wheat	30,989	15,578	15,952	12,427	3,111
Sorghum	731	1,051	1,740	3,571	4,350
Sunflower	3,853	3,354	10,824	5,434	11,480
Others	3,093	5,494	2,716	1,283	4,033
Total Crops (tons)	298,627	239,083	320,199	174,879	171,884
Sugarcane (tons)	580,783	877,396	680,359	520,442	806,102
 (1) Includes BrasilAgro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga S.A.

Volume of	9M17			9M16			9M15			9M14			9M13
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	230.3	-	230.3	180.1	37.9	218.0	237.3	-	237.3	152.3	-	152.3	145.6	37.8	183.4
Soybean	75.2	0.7	75.9	101.1	8.8	109.9	87.1	31.0	118.1	101.0	7.4	108.4	69.4	14.6	84.0
Wheat	7.3	1.6	8.9	10.4	28.9	39.3	5.7	-	5.7	5.1	-	5.1	10.0	-	10.0
Sorghum	4.5	-	4.5	0.8	-	0.8	1.3	-	1.3	3.3	-	3.3	5.3	-	5.3
Sunflower	3.7	-	3.7	8.8	-	8.8	2.3	-	2.3	6.8	-	6.8	8.6	-	8.6
Others	3.6	-	3.6	3.8	-	3.8	1.4	-	1.4	5.8	0.3	6.1	13.0	-	13.0
Total Crops (thousands of tons)	324.6	2.3	326.9	305.0	75.6	380.6	335.1	31.0	366.1	274.3	7.7	282.0	251.9	52.4	304.3
Sugarcane (thousands of tons)	554.1	-	554.1	827.3	-	827.3	680.4	-	680.4	540.5	-	540.5	952.9	-	952.9
D.M.: Domestic market
F.M.: Foreign market
(1) Includes BrasilAgro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga S.A.

●
Income from the crops business decreased by ARS 335 million, down from an income of ARS 212.5 million during IIIQ16 to a loss of ARS 122.5 million in IIIQ17, mainly due to:
●
A negative variation of ARS 379.3 million in gross profit net of commercial expenses, mainly resulting from:

♦
a loss of ARS 328.2 million, originated mainly in Argentina as a result of the pullback in corn and soybean prices throughout this fiscal year after the peak recorded in late June 2016, as compared to income in the previous year resulting from the general rise in prices due to the elimination/reduction of withholding taxes on agricultural exports and the strong devaluation of the peso vis-à-vis the dollar, reflected in sale and holding results, and

♦
income for ARS 42.3 million, reflecting production income and income from derivative products during the season.

●
The Sugarcane segment’s income decreased by ARS 30 million as compared to the same period of the previous fiscal year, mainly due to lower production income and higher general and management expenses, reflecting by the variation in the exchange rate.

6

Area in Operation - Crops (hectares) 1	As of 03/31/17	As of 03/31/16	YoY Var
Own farms	104,986	106,077	(1.0%)
Leased farms	71,482	43,237	65.3%
Farms under concession	21,100	22,757	(7.3%)
Own farms leased to third parties	7,651	2,365	223.5%
Total Area Assigned to Crop Production	205,219	174,436	17.6%
(1) Includes AgroUranga, Brazil and Paraguay.

The area in operation assigned to the crop segment increased by 17.6% as compared to the same period of the previous fiscal year, mainly due to the larger area of leased farms and own farms leased to third parties.

II.b) Cattle and Dairy Production

During the past season, we started raising cattle in Brazil, in addition to our cattle operations in Argentina and Paraguay.

Production Volume (1)	9M17	9M16	9M15	9M14	9M13
Cattle (tons)	6,484	5,881	5,926	5,723	6,199
Dairy cattle (tons)	390	399	379	424	316
Cattle (tons)	6,874	6,280	6,305	6,147	6,515
Milk (thousands of liters)	10,933	9,082	9,129	10,129	9,450

(1) Includes Carnes Pampeanas and CRESCA at 50%.
(1)  Includes area used for double crops, all the farms in Argentina, Bolivia, Paraguay and Brazil and Agrouranga (Subsiadiary 35.72%)

7

Volume of	9M17			9M16			9M15			9M14			9M13
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Cattle	6.2	-	6.2	7.2	-	7.2	7.6	-	7.6	7.7	-	7.7	7.4	-	7.4
Dairy Cattle	0.7	-	0.7	0.4	-	0.4	0.6	-	0.6	0.3	-	0.3	0.3	-	0.3
Cattle (thousands of tons)	6.9	-	6.9	7.6	-	7.6	8.2	-	8.2	8.0	-	8.0	7.7	-	7.7
Milk (millions of liters)	10.4	-	10.4	12.0	-	12.0	13.0	-	13.0	14.0	-	14.0	13.0	-	13.0

D.M.: Domestic market
F.M.: Foreign market (1) Includes CRESCA at 50%.

Cattle

In ARS million	IIIQ 2017	IIIQ 2016	YoY Var	9M17	9M16	YoY Var
Revenues	55	35	57.1%	188	153	22.9%
Costs	(91)	(54)	68.5%	(313)	(208)	50.5%
Initial recognition and changes in the fair value of biological assets and agricultural products	55	50	10.0%	180	154	16.9%
Changes in the fair value of agricultural products after harvest	-	-	-	-	-	-
Gross profit	19	31	(38.7%)	55	99	(44.4%)
(Loss) / profit from operations	(1)	18	-	(13)	56	-
Segment (loss) / profit	(1)	18	-	(13)	56	-

During the quarter under review, we posted lower results by approximately ARS 71 million as compared to those recorded in IIIQ16. The main reason for the decrease was the rise in production costs and lower holding results in Argentina and Brazil.

Area in operation – Cattle (hectares) (1)	As of 03/31/17	As of 03/31/16	YoY Var
Own farms	88,430	71,937	22.9%
Leased farms	12,635	12,635	-
Farms under concession	1,451	820	77.0%
Own farms leased to third parties	70	6,023	(98.8%)
Total Area Assigned to Cattle Production	102,586	91,415	12.2%
(1) Includes AgroUranga, Brazil and Paraguay.

●
The area of farms assigned to cattle production has increased, mainly as a result of the larger number of hectares in Brazil allocated to this activity (14,258 hectares) offset by a reduction in the hectares leased to third parties.

Stock of Cattle Herds	As of 03/31/17	As of 03/31/16
Breeding cattle	67,374	55,484
Fattering cattle	9,584	10,818
Dairy cattle	4,184	5,476
Total Stock (heads)	81,142	71,778

8

Dairy

In ARS Million	IIIQ 2017	IIIQ 2016	YoY Var	9M17	9M16	YoY Var
Revenues	16.0	13.0	23.1%	67.0	44.0	52.3%
Costs	(42.0)	(31.0)	35.5%	(135.0)	(94.0)	43.6%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	22.0	16.0	37.5%	67.0	49.0	36.7%
Gross loss	(4.0)	(2.0)	100.0%	(1.0)	(1.0)	0.0%
Loss from operations	(6.0)	(4.0)	50.0%	(10.0)	(8.0)	25.0%
Segment loss	(6.0)	(4.0)	50.0%	(10.0)	(8.0)	25.0%

As concerns our dairy business in Argentina, we recorded a similar loss to that of the same quarter of 2016 in a scenario of rising milk prices, lower production due to a smaller herd, consequent productivity, and rising production costs.

Milk Production	As of 03/31/17	As of 03/31/16
Daily average Dairy cattle (heads)	1,557	1,832
Milk Production / Dairy cattle / Day (liters)	24.76	24.38

Area in Operation – Dairy (hectares)	As of 03/31/17	As of 03/31/16	YoY Var
Own farms	2,273	2,273	-

●
We perform our milking business in El Tigre farm.

III: Other Segments

Under “Others” we report the results from Agricultural Rental and Services, Agro-industrial Activities and our investment in FyO.

●
The “Others” segment recorded a loss of ARS 28 million in the nine-month period of 2017, mostly explained by higher losses in our agroindustrial business developed in our meat packing plant in La Pampa compensated by the results of our subsidiary Futuros y Opciones (FyO) and results from Agricultural Rental and Services. FyO, which is mainly engaged in the trading of crops and sale of inputs, recorded an income of ARS 19.1 million reflecting the upsurge in the grain consignment business, the recovery of the input business as growers opted not to invest in technology during the previous year, and a higher turnover from the brokerage business hand in hand with a more competitive exchange rate than in the past year. Moreover, Agricultural Rental and Services recorded an income of ARS 31.4 million, mainly derived from our subsidiary Brasilagro, mostly reflecting changes in the foreign exchange rate and lower rental costs.

9

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2017, our equity interest in IRSA was 63.38% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

The following information has been extracted from the financial statements of our controlled company IRSA as of March 31, 2017:

In ARS Million	IIIQ 17	IIIQ 16	YoY Var	9M 17	9M 16	YoY Var
Revenues	18,370	16,999	8.1%	55,201	19,163	188.1%
Profit from operations	702	1,339	-47.6%	3,147	3,287	-4.3%
Depreciation and amortization	1,456	1,098	32.6%	4,357	1,204	261.9%
EBITDA	2,158	2,437	-11.4%	7,504	4,491	67.1%
(Loss) / profit for the period	-398	-129	208.5%	3,799	-1,039	-
Attributable to equity holders of the parent	71	-189	-	2,138	-676	-
Attributable to non-controlling interest	-469	60	-	1,661	-363	-

Operations Center in Argentina

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina and abroad, including:

●
The acquisition, development and operation of shopping malls and offices, through its interest of 94.61% in IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A.), one of Argentina’s leading operators of commercial real estate with a controlling interest in 16 shopping malls and 6 office buildings totaling 417,643 square meters of Gross Leaseable Area (340,391 in shopping malls and 77,252 in offices).
●
The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.
●
The acquisition and operation of luxury hotels.
●
Selective investments outside Argentina.
●
Financial investments, including IRSA’s current 29.91% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.
●
International investments, including a 49% interest in the Lipstick Building in New York and 28.7% of the voting rights in the Condor Hospitality Trust hotel REIT (NASDAQ: CDOR).

10

During the first nine months of fiscal year 2017, our tenants’ sales reached ARS 25,133 million, 19.9% higher than in the same period of 2016, as they started to stabilize after several periods of deceleration caused by the fall in spending.

Our portfolio’s leasable area increased by approximately 6,300 square meters as compared to the same quarter of the previous fiscal year, mainly due to the completion of the second expansion stage at Distrito Arcos, where significant tenants such as Megatlon, Farmacity, Akiabara, Stock Center and Mishka were added during the second quarter of 2017, and the expansion of Soleil, adding Nike at is main tenant during the third quarter.

The occupancy rate stood at very high levels, reaching 98%.

As concerns the offices’ segment, during the first nine months of fiscal year 2017, revenues from the offices segment increased 38.3% as compared to the same period of 2016, mainly explained by the depreciation of the peso vis-à-vis the dollar. EBITDA from this segment grew 56.7% in the first nine months of fiscal year 2017 compared to the same period of 2016, principally explained by the increase in revenues and the gain resulting from the business combination of Entertainment Holding S.A. (which is indirect holder of 35% of La Rural S.A., the company that runs the exhibition center known as Predio Ferial de Palermo in the City of Buenos Aires) with our subsidiary IRSA Propiedades Comerciales.

As concerns the sales and developments segment, for the nine-month period of fiscal year 2017, EBITDA from the Sales and Developments segment was negative for ARS 41 million as compared to EBITDA for ARS 944 million during the first nine months of 2016, due to higher gains from disposal of investment properties that have been recorded. While 1,795 square meters in the Intercontinental Plaza office building and 435 square meters in Maipú 1300 building were sold in the first nine months of FY 2017, 3,451 square meters in the Maipú 1300 building, 6,814 square meters in the Intercontinental Plaza building, the Isla Sirgadero plot, and the entire Dique IV office building located in Puerto Madero, had been sold in the first nine months of FY 2016.

11

Operations Center in Israel

As of March 31, 2017, the investment made in IDBD was USD 515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital. Moreover, IRSA has invested USD 26.7 million in DIC, and IRSA’s indirect equity interest reached 6.07% of DIC’s stock capital.

Operating Results – In Millions of ARS

	December 31, 2016 (for the period 04.01 through 12.31)
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total
Revenues	4,027	35,101	11,902	-	-	51,030
Costs	-2,734	-26,085	-8,298	-	-	-37,117
Gross profit	1,293	9,016	3,604	-	-	13,913
Gain from disposal of investment properties	-	-	-	-	91	91
General and administrative expenses	-214	-478	-1,194	-	-460	-2,346
Selling expenses	-72	-7,339	-2,582	-	-	-9,993
Management Fees	-30	-33	-	-	-	-63
Other operating results, net	76	-35	-36	-	-188	-183
Profit / (loss) from operations	1,053	1,131	-208	-	-557	1,419
Share of profit / (loss) of associates and joint ventures	-139	8	-	-	-24	-155
Segment profit / (loss)	914	1,139	-208	-	-581	1,264

Operating assets	66,018	31,337	30,000	7,194	15,192	149,741
Operating liabilities	-52,889	-24,510	-24,009	-	-29,995	-131,403
Operating assets / (liabilities), net	13,129	6,827	5,991	7,194	-14,803	18,338

The revenues and operating income from the Real Estate segment through the subsidiary Property & Building (“PBC”) reached ARS 4,027 million and ARS 1,053 million, respectively, during the consolidated nine months (April 1, 2016 to December 31, 2016). During this period, there was an increase in rental income and occupancy rates from PBC’s investment properties.

The Supermarkets segment, through Shufersal, recorded revenues of ARS 35,101 million for the period, mainly due to an increase in revenues from the retail segment, offset by a slight decrease in revenues from the real estate segment. Same-store sales keep rising. Operating income from this segment reached ARS 1,131 million.

The Telecommunications segment, operated by Cellcom, recorded revenues of ARS 11,902 million. There was a decrease in revenues, mainly explained by a decline in revenues from services, which was partially offset by revenues from handsets. The reduction in revenues from services under review mainly reflected lower revenues from cell telephone services due to the continued erosion of the price of these services as a result of stronger competition in the cell telephone market. Operating income was ARS -208 million, whereas its EBITDA was ARS 2,279 million. The difference is explained by the high level of Depreciation and Amortization of this business line.

The Others segment recorded an operating loss of ARS 557 million.

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The valuation of Clal’s shares was ARS 7,194 million (USD 467 million) as of March 31, 2017, a 21% increase in dollars compared to December 31, 2016.

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Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	8.0	Floating	< 30 days
Banco Ciudad Loan	USD	11.4	Libor 180 days + 300 bps; floor: 6%	Jan-18-22
Banco de la Pampa Loan	ARS	0.2	floating [10.5% ; 14.5%]	Aug-03-17
Cresud 2018 NCN, Series XIV (2)	USD	32.0	1.500%	May-22-18
Cresud 2018 NCN, Series XVI (3)	USD	109.1	1.500%	Nov-19-18
Cresud 2019 NCN, Series XVIII (4)	USD	33.7	4.00%	Sep-12-19
Cresud 2019 NCN, Series XXII (5)	USD	22.7	4.00%	Aug-12-19
Banco de la Provincia de Buenos Aires loan	USD	2.0	2.50%	May-23-17
Banco de la Provincia de Buenos Aires loan	USD	18.0	2.75%	Apr-27-17
Santander R’o loan	USD	40.0	5.60%	Sept-30-21
Banco Supervielle loan	USD	3.0	2.5%	Jun-27-17
Banco de la Provincia de Buenos Aires Loan	USD	5.0	2.25%	Jul-19-17
Banco de la Provincia de Buenos Aires Loan	USD	7.8	2.00%	Aug-18-17
ICBC Loan	USD	20.0	2.45%	Mar-09-18
Santander R’o Loan	USD	10.0	2.00%	Aug-23-17
Bolivia Loan	BOB	0.4	6.00%	Jun-20-16
CRESUD’s Total Debt		323.3
Brasilagro’s Total Debt		14.7
(2) USD 1.6 million were repurchased.
(3) USD 8.8 million were repurchased.
(4) USD 1.1 million were repurchased.
(5) USD 1.0 million were repurchased.

Urban and Investments Business

Operations Center in Argentina

Financial Debt as of March 31, 2017:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank Overdrafts	ARS	2.4	Floating	< 360 days
IRSA 2020 Non-Convertible Notes, Series II	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	25.0	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	Sep-19
Loans (2)	USD	12.9	Floating	Jun-17
Other loans		50.2
IRSA’s Total Debt		346.4
IRSA’s Cash & Cash Equivalents + Investments (3)	USD	9.3
IRSA’s Net Debt	USD	337.1
Bank Overdrafts	ARS	1.6	Floating	< 360 days
IRSA CP Series II Non-Convertible Notes	USD	360.0	8.75%	Mar-23
Other loans	ARS	0.2	-	-
IRSA CP’s Total Debt		361.8
IRSA CP’s Cash & Cash Equivalents + Investments (4)	USD	182.9
IRSA CP’s Net Debt	USD	178.9

(1) Principal amount in USD (million) at an exchange rate of ARS 15.39/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Corresponds to a loan from IRSA CP.
(3) “Cash & Cash Equivalents plus Investments, IRSA” includes Cash & Cash Equivalents, IRSA + Investments in current and non-current financial assets, IRSA.
(4) “Cash & Cash Equivalents plus Investments, IRSA CP” includes Cash & Cash Equivalents, IRSA CP + Investments in current financial assets plus a loan from its controlling company IRSA Inversiones y Representaciones S.A.

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Operations Center in Israel

Financial Debt as of December 31, 2016:

Indebtedness	Amount (1)
IDBD’s Total Debt	793
DIC’s Total Debt	1,156
Shufersal’s Total Debt	628
Cellcom’s Total Debt	1,102
PBC’s Total Debt	2,409
Others’ Total Debt (2)	167

(1) Principal amount in USD (million) at an exchange rate of 3.853 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.
(2) Includes IDB Tourism, Bartan and IDBG.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-17	Mar -16	Mar-15	Mar-14	Mar-13
Current assets	58,123	54,128	3,420	3,257	2,707
Non-current assets	117,498	110,075	11,001	11,999	9,457
Total assets	175,621	164,203	14,421	15,256	12,164
Current liabilities	43,844	47,213	4,386	3,132	2,528
Non-current liabilities	110,504	107,258	6,821	7,267	4,626
Total liabilities	154,348	154,471	11,207	10,399	7,154
Third party interest (or non-controlling interest)	18,436	8,415	1,969	2,517	2,393
Shareholders’ equity	21,273	9,732	3,214	4,857	5,010
Total liabilities plus third party interests (or non-controlling interest) plus Shareholders’ Equity	175,621	164,203	14,421	15,256	12,163

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Comparative Summary Consolidated Income Statement Data

In ARS Million	9MFY2017	9MFY2016	9MFY2015	9MFY2014	9MFY2013
Gross profit	16,619	6,172	1,623	1,441	965
Profit from operations	2,952	3,565	1,737	926	753
Share of (loss) / profit of associates and joint ventures	-163	-559	-843	115	15
Profit from operations before financing and taxation	2,789	3,006	894	1,041	768
Financial results, net	-2,586	-4,377	-1,114	-1,927	-474
Profit / (loss) before income tax	203	-1,371	-220	-886	294
Income Tax	256	34	-233	358	-31
Profit / (loss) for the period from continuing operations	459	-1,337	-453	-528	263
Profit / (loss) for the period from discontinued operations after income tax	3,056	-168	-	-	-
Profit / (loss) for the period	3,515	-1,505	-453	-528	263
Equity holders of the parent	1,034	-936	-488	-494	84
Non-controlling interest	2,481	-569	35	-34	179

Profit / (loss) for the period	3,515	-1,505	-453	-528	263
Other comprehensive income / (loss) for the period (1)	2,627	2,852	-553	913	224
Total comprehensive income / (loss) for the period	6,531	1,363	-1,006	385	487
Equity holders of the parent	1,902	-228	-731	-50	187
Non-controlling interest	4,629	1,591	-275	435	300
(1) Corresponds to translation differences

Comparative Summary Consolidated Cash Flow Statement Data

In ARS Million	9MFY2017	9MFY2016	9MFY2015	9MFY2014	9MFY2013
Net cash generated by operating activities	6,051	2,801	514	396	424
Net cash generated by / (used in) investing activities	794	9,480	725	-649	-358
Net cash generated by / (used in) financing activities	940	148	1,613	-427	64
Total cash generated (used) during the year / period	7,785	12,429	374	-680	130

Ratios

In ARS Million	Mar-17	Mar-16	Mar-15	Mar-14	Mar-13
Liquidity (1)	1.326	1.146	0.780	1.040	1.070
Solvency (2)	0.138	0.063	0.287	0.467	0.700
Restricted assets (3)	0.669	0.670	0.763	0.787	0.778
Profitability (only annual) (4)	2.16%	-13.74%	-0.141	-0.109	0.052

(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets
(4) Net income / (loss) (excluding Other Comprehensive Income / (Loss)) / Total Average Shareholders’ Equity

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Material and Subsequent Events

Purchase of farm by our subsidiary Brasilagro

On February 7, 2017, Brasilagro – Companhia Brasileira de Propriedades Agrícolas, controlled by the Company, executed a purchase and lease agreement, including crop sharing provisions, in respect of a rural property located in the municipal district of São Raimundo das Mangabeiras, in the State of Maranhão.

The purchase agreement is for 17,566 hectares, 10,000 of which are developed and productive lands to be used for agriculture. The remaining 7,566 hectares are permanent preservation areas and land reserves protected by law. The purchase price was R$ 100.0 million (R$ 10,000 per productive hectare), and will be fully paid upon satisfaction by the sellers of certain conditions precedent.

The lease is for 15,000 hectares of arable, developed lands, mostly consisting of sugarcane crops. The agreement’s term is 15 years, renewable for 15 additional years.

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Prospects for the next fiscal year

The 2017 crop season has been developing under the “El Niño” pattern in Argentina, with above-average rainfall rates. We expect the crop season to end positively, with good production levels, satisfactory yields, and constrained costs.

In Argentina, we expect stable prices for cattle after the significant appreciation seen in the past year, which encouraged the Company to sell cattle, delivering good holding results. We expect satisfactory production figures and constrained costs for the rest of the 2017 season, while we plan to continue working efficiently towards reaching the highest operating margins possible. In the case of our “El Tigre” dairy facility, where we have consolidated all our milk production, we are following our strategy consisting in the selective sale of milking cows and keeping the more productive herd.

In connection with our meat packing plant, which we hold through our interest in Carnes Pampeanas, we trust that the margin improvement initiatives implemented in the plant will reap fruits as the business context improves, hand in hand with the opening up of the Argentine beef markets abroad and the government’s policies against informality in the industry.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil. Although in the past years our land transformation activities developed at a slower pace than historically due to the high development costs and production profitability conditions, the current macroeconomic conditions are more favorable, and we expect to be able to resume our historic levels at lower transformation costs.

We remain watchful of sale opportunities that may arise and we will continue to dispose of those farms that have reached their highest degree of appreciation, whilst continuing to analyze purchase opportunities in other countries of the region with the objective to put together a regional portfolio with major development and appreciation potential.

Our urban subsidiary IRSA Inversiones y Representaciones S.A. keeps recording sound results in its various business lines. Prospects are positive, as the company has a large reserve of lands intended for future shopping mall, office, and mixed-use developments in an industry scenario with high growth potential. Moreover, as concerns the investment in the Israeli company IDBD, this company has sold assets for very competitive prices; its indebtedness level has been significantly reduced and a strategy intended to improve operating margins in each of its business units has been launched.

We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market, much more so considering that our main task is to produce food for a growing and demanding world population.

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